As filed with the Securities and Exchange Commission on April 10, 2007
Registration No. 333-138595

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OCEAN POWER TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey	3629	22-2535818
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

1590 Reed Road
Pennington, NJ 08534
(609) 730-0400
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Dr. George W. Taylor
Chief Executive Officer
Ocean Power Technologies, Inc.
1590 Reed Road
Pennington, NJ 08534
(609) 730-0400
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Robert A. Schwed, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 399 Park Avenue New York, New York 10022 (212) 230-8800	Joseph A. Hall, Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 4 to the Registration Statement on Form S-1 is being filed solely to include the artwork that will appear on the inside cover of the Prospectus. No other changes have been made.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION APRIL 9, 2007

PRELIMINARY PROSPECTUS

5,000,000 Shares

Common Stock

This is the initial public offering of our common stock in the United States. We are offering 5,000,000 shares of common stock offered by this prospectus. We expect the public offering price to be between $20.00 and $22.00 per share.

We have applied to have our common stock approved for listing on The Nasdaq Global Market under the symbol “OPTT.”

Our common stock is listed on the AIM market of the London Stock Exchange plc under the symbol “OPT.” We will apply to list the shares of common stock being offered by this prospectus on the AIM market. The last reported sale price of our common stock on the AIM market on April 5, 2007 was £11.70 per share (as adjusted to give effect to a one-for-ten reverse stock split to be effected prior to this offering), or approximately $23.05 per share based on the noon buying rate for sterling of £1.00 = $1.97 on April 5, 2007.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 7 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 90,000 shares of our common stock from the selling stockholders identified in this prospectus and up to 660,000 additional shares of common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $     , and our total proceeds, before expenses, will be $     . We will not receive any proceeds from the sale of shares by the selling stockholders.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares will be made on or about          , 2007.

UBS Investment Bank
Banc of America Securities LLC
Bear, Stearns & Co. Inc.

First Albany Capital

          , 2007

POWERBUOY SYSTEM AS DEPLOYED OFF COAST OF NEW JERSEY, USA

You should rely only on the information contained in this prospectus. We have not, the selling stockholders have not and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

PowerBuoy® is a registered trademark of Ocean Power Technologies, Inc. The Ocean Power Technologies logo, CellBuoytm, Talk on Watertm and Making Waves in Powersm are trademarks or service marks of Ocean Power Technologies, Inc. All other trademarks appearing in this prospectus are the property of their respective holders.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. While this summary highlights what we consider to be the most important information about us, you should carefully read this prospectus and the registration statement of which this prospectus is a part in their entirety before investing in our common stock, especially the risks of investing in our common stock, which we discuss under “Risk Factors,” and our consolidated financial statements and related notes beginning on page F-1.

Our Company

We develop and are commercializing proprietary systems that generate electricity by harnessing the renewable energy of ocean waves. The energy in ocean waves is predictable, and electricity from wave energy can be produced on a consistent basis at numerous sites located near major population centers worldwide. Wave energy is an emerging segment of the renewable energy market. Based on our proprietary technology, considerable ocean experience, existing products and expanding commercial relationships, we believe we are the leading wave energy company.

We currently offer two products as part of our line of PowerBuoy® systems: a utility PowerBuoy system and an autonomous PowerBuoy system. Our PowerBuoy system is based on modular, ocean-going buoys, which we have been ocean testing for nearly a decade. The rising and falling of the waves moves the buoy-like structure creating mechanical energy that our proprietary technologies convert into electricity. We have tested and developed wave power generation and control technology using proven equipment and processes in novel applications. Our two products are designed for the following applications:

•	Our utility PowerBuoy system is capable of supplying electricity to a local or regional electric power grid. Our wave power stations will be comprised of a single PowerBuoy system or an integrated array of PowerBuoy systems, plus the remaining components required to deliver electricity to a power grid. We intend to sell our utility PowerBuoy system to utilities and other electrical power producers seeking to add electricity generated by wave energy to their existing electricity supply.

•	Our autonomous PowerBuoy system is designed to generate power for use independently of the power grid in remote locations. There are a variety of potential applications for this system, including sonar and radar surveillance, offshore cellular phone service, tsunami warning, oceanographic data collection, offshore platforms and offshore aquaculture.

From October 2005 to October 2006, we operated a demonstration PowerBuoy system with a maximum peak, or rated, output of 40 kilowatts, or kW, off the coast of New Jersey under a contract with the New Jersey Board of Public Utilities. This PowerBuoy system has been removed from the ocean and is currently undergoing planned maintenance prior to re-deployment. No other PowerBuoy systems are currently deployed.

Our current efforts are focused on our goal of increasing the maximum rated output of our utility PowerBuoy system from the current 40kW to 150kW in 2007, then to 250kW in 2008 and ultimately to 500kW in 2010, as well as expanding our key commercial opportunities for both the utility and the autonomous PowerBuoy systems. We currently have commercial relationships with the following:

•	Iberdrola S.A., or Iberdrola, which is a large electric utility company located in Spain and one of the largest renewable energy producers in the world, Total S.A., or Total, which is one of the world’s largest oil and gas companies, and two Spanish governmental agencies for the first phase of the construction of a 1.39 megawatt, or MW, wave power station off the coast of Santoña, Spain. We currently plan to deploy an initial 40kW PowerBuoy system for this project by October 2007.

•	Iberdrola and Total to evaluate the development of a wave power station off the coast of France.

•	The United States Navy to develop and build a wave power station at the US Marine Corps Base in Oahu, Hawaii that we believe will serve as a prototype wave power station for the installation of wave power stations at other US Navy bases. One PowerBuoy system was installed in connection with this project for a total of eight months over a two-year period. We plan to deploy an improved system in April 2007.

•	Lockheed Martin Corporation to market cooperatively with us our autonomous PowerBuoy system for use with Lockheed Martin equipment. Lockheed Martin successfully completed an ocean test of an autonomous PowerBuoy system in September 2004.

As part of our marketing efforts, we use demonstration wave power stations to establish the feasibility of wave power generation. In addition to the demonstration PowerBuoy system operated off the coast of New Jersey, we plan to develop and operate two additional demonstration wave power stations. Unlike the New Jersey power system, these demonstration wave power stations will, if approved and constructed as planned, be connected to the local power grids. In February 2006, we received approval from the South West of England Regional Development Agency to install a 5MW demonstration wave power station off the coast of Cornwall, England. In February 2007, the US Federal Energy Regulatory Commission granted us a preliminary permit to evaluate the feasibility of a location off the coast of Reedsport, Oregon for the proposed construction and operation of a wave power station with a maximum rated output of 50MW, of which up to the first 5MW will be a demonstration wave power station. We plan to generate incremental revenue from the demonstration wave power stations by selling electricity to utilities. Also, in March 2007, we were awarded a conditional grant from the Scottish Ministers’ Wave and Tidal Energy Support Scheme, managed by the Scottish Executive. This grant is for the design, manufacture and installation of a 150kW PowerBuoy system in Orkney, Scotland.

We had revenues of $1.7 million in fiscal 2006 and recorded a net loss of $7.1 million, compared to revenues of $5.4 million and a net loss of $0.4 million in fiscal 2005. For the nine months ended January 31, 2007, we had revenues of $1.5 million and a net loss of $5.5 million. As of January 31, 2007, our accumulated deficit was $34.1 million.

Our Market

Global demand for electric power is expected to increase from 14.8 trillion kilowatt hours in 2003 to 30.1 trillion kilowatt hours by 2030, according to the Energy Information Administration, or the EIA. To meet this demand, the International Energy Agency, or the IEA, estimates that investments in new generating capacity will exceed $4 trillion in the period from 2003 to 2030, of which $1.6 trillion will be for new renewable energy generation equipment.

A variety of factors are contributing to the development of renewable energy systems that capture energy from replenishable natural resources, including ocean waves, flowing water, wind and sunlight, and convert it into electricity. These factors include the rising cost of fossil fuels, dependence on energy from foreign sources, environmental concerns, government incentives and infrastructure constraints.

Wave energy systems such as ours compare favorably with many other renewable energy technologies. Due to the tremendous energy in ocean waves, wave power stations with high capacity — 50MW and above — can be installed in a relatively small area. In addition, the supply of electricity from wave energy can be forecasted days in advance and the annual flow of waves at specific sites can be relatively constant.

Our Competitive Advantages

We believe that our technology for generating electricity from wave energy and our commercial relationships give us several potential competitive advantages in the renewable energy market, including the following:

•	our PowerBuoy system uses an ocean-tested technology to generate electricity;

•	our PowerBuoy system is efficient in harnessing wave energy;

•	our PowerBuoy system takes advantage of time-tested and well-known technology;

•	numerous potential sites for our wave power stations are located near major population centers worldwide;

•	we have significant commercial relationships with governmental and commercial entities active in the development of renewable energy;

•	our PowerBuoy system has the potential to offer cost competitive renewable energy power generation solutions; and

•	our PowerBuoy system is environmentally benign and aesthetically non-intrusive.

Our Business Strategy

Our goal is to strengthen our leadership in developing wave energy technologies and commercializing wave power stations and related services. In order to achieve this goal, we are pursuing the following business strategies:

•	concentrate sales and marketing efforts on four geographic markets: coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan;

•	continue to increase PowerBuoy system output;

•	construct demonstration wave power stations to encourage market adoption of our wave power stations;

•	leverage customer relationships to enhance the commercial acceptance of our utility PowerBuoy system;

•	expand revenue streams from our autonomous PowerBuoy system; and

•	maximize revenue opportunities with existing customers.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a history of operating losses, and we may never achieve or maintain profitability. Wave energy technology may not gain broad commercial acceptance, and demand for our PowerBuoy systems may not develop. The reduction or elimination of subsidies and incentives for renewable energy sources could prevent demand for our PowerBuoy systems from developing. Our product development costs have been increasing and are likely to increase significantly over the next several years. We have invested, and will continue to invest, funds in demonstration wave power stations that generate little or no direct revenue. Our PowerBuoy systems do not have a long operating history and may develop performance problems. We may be unable to increase the power output of our utility PowerBuoy system, and we may not be able to deploy multiple systems in a large-scale wave power station or to deploy larger PowerBuoy systems cost effectively and without damage to the systems. We depend on a small number of customers for substantially all of our revenues, and the US Navy currently accounts for a majority of our revenues. Our relationships with alliance partners may not be successful. We compete with other renewable energy companies. We are also subject to risks associated with international operations.

Our Corporate Information

We were incorporated under the laws of the State of New Jersey in April 1984 and began commercial operations in 1994. We plan to reincorporate in Delaware prior to this offering. Our principal executive offices are located at 1590 Reed Road, Pennington, New Jersey 08534, and our telephone number is (609) 730-0400. Our website address is www.oceanpowertechnologies.com. The information on our website is not a part of this prospectus.

THE OFFERING

Common stock we are offering	5,000,000 shares

Over-allotment option	750,000 shares

The underwriters have an option for a period of up to 30 days to purchase up to 90,000 additional shares of common stock from the selling stockholders and up to 660,000 additional shares of common stock from us to cover over-allotments.

Common stock to be outstanding after this offering	10,177,219 shares (10,837,219 shares if the over-allotment option is exercised in full)

Use of proceeds after expenses	We estimate that the net proceeds from this offering after expenses will be approximately $94.8 million, assuming an initial public offering price of $21.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus.

We intend to use the net proceeds from this offering to construct demonstration wave power stations and to fund minority investments in wave station projects to encourage market adoption of our wave power stations; to fund the continued development of our PowerBuoy system, including increases in system output; to expand our international sales and marketing capabilities; and for working capital and general corporate purposes, including potential acquisitions of complementary businesses, products or technologies. See “Use of Proceeds.”

For a sensitivity analysis of the effect of changes in the public offering price on our net proceeds, see “Use of Proceeds.”

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders as a result of any exercise by the underwriters of their over-allotment option.

Risk Factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 7 of this prospectus.

Proposed Nasdaq Global Market symbol	OPTT

Listing on AIM market	Our common stock is listed on the AIM market of the London Stock Exchange under the symbol “OPT.” We will apply to list the shares of common stock being offered by this prospectus on the AIM market.

The number of shares of our common stock outstanding immediately after this offering is based on 5,177,219 shares of common stock outstanding as of January 31, 2007.

The number of shares of our common stock outstanding immediately after this offering excludes:

•	1,366,574 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2007 at a weighted average exercise price of $14.25 per share; and

•	803,215 shares of our common stock available for future grant under our equity compensation plans, including our new 2006 stock incentive plan, as of January 31, 2007.

Unless otherwise indicated, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase up to 750,000 additional shares of our common stock to cover over-allotments, if any;

•	gives effect to the one-for-ten reverse stock split of our common stock to be completed prior to this offering;

•	gives effect to our reincorporation in Delaware and the adoption of a new certificate of incorporation and bylaws, which will become effective prior to this offering; and

•	gives effect to the establishment of our 2006 stock incentive plan, which will become effective upon the effectiveness of the registration statement for this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data as of and for the fiscal years ended April 30, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. We refer to the fiscal year ended April 30, 2004 as fiscal 2004, the fiscal year ended April 30, 2005 as fiscal 2005 and the fiscal year ended April 30, 2006 as fiscal 2006. The summary consolidated financial data as of January 31, 2007 and for the nine month periods ended January 31, 2006 and 2007 have been derived from our unaudited consolidated financial statements. The unaudited summary consolidated financial statement data includes, in our opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended January 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending April 30, 2007. You should read this information together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

The as adjusted balance sheet information gives effect to the sale by us of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $21.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For a sensitivity analysis of the effect of changes in the public offering price on our capitalization, see “Capitalization.”

				Nine Months
	Fiscal Year Ended April 30,			Ended January 31,
	2004	2005	2006	2006	2007
				(Unaudited)
Consolidated Statement of Operations Data:
Revenues	$4,713,202	$5,365,235	$1,747,715	$1,467,283	$1,513,631
Cost of revenues	4,319,850	5,170,521	2,059,318	1,920,980	2,103,108

Gross profit (loss)	393,352	194,714	(311,603)	(453,697)	(589,477)

Operating expenses:
Product development costs	255,958	904,618	4,224,997	2,630,663	4,100,418
Selling, general and administrative costs	1,745,955	2,553,911	3,190,687	2,168,345	3,083,621

Total operating expenses	2,001,913	3,458,529	7,415,684	4,799,008	7,184,039

Operating loss	(1,608,561)	(3,263,815)	(7,727,287)	(5,252,705)	(7,773,516)
Interest income, net	555,717	1,297,156	1,408,361	1,062,095	1,066,823
Other income (expense)(1)	(3,500,096)	1,545	74,294	75,000	13,744
Foreign exchange gain (loss)	1,585,345	1,507,145	(978,242)	(1,514,630)	1,184,499

Loss before income taxes	(2,967,595)	(457,969)	(7,222,874)	(5,630,240)	(5,508,450)
Income tax benefit	118,119	29,335	143,963	143,963	—

Net loss	$(2,849,476)	$(428,634)	$(7,078,911)	$(5,486,277)	$(5,508,450)

Basic and diluted loss per share	$(0.71)	$(0.08)	$(1.37)	$(1.06)	$(1.06)

Basic and diluted weighted average common shares outstanding	4,037,501	5,135,550	5,162,340	5,158,982	5,174,539

(1)	The $3.5 million expense in fiscal 2004 resulted from a one time charge incurred at the time of our stock offering on the AIM market in October 2003 relating to a 1999 agreement between us and Tyco Electronics Corp.

	As of January 31, 2007
	Actual	As Adjusted
	(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and certificates of deposit	$26,657,152	$122,788,581
Working capital	26,224,722	120,980,072
Total assets	30,925,630	125,106,707
Long-term debt, net of current portion	233,959	233,959
Deferred credits	600,000	600,000
Accumulated deficit	(34,140,603)	(34,140,603)
Total stockholders’ equity	26,577,235	121,332,585

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Relating to Our Business

We have a history of operating losses and may never achieve or maintain profitability.

We have incurred net losses since we began operations in 1994, including net losses of $2.8 million in fiscal 2004, $0.4 million in fiscal 2005 and $7.1 million in fiscal 2006. As of January 31, 2007, we had an accumulated deficit of approximately $34.1 million. These losses have resulted primarily from costs incurred in our research and development programs and from our selling, general and administrative costs. We expect to increase our operating expenses significantly as we continue to expand our infrastructure, research and development programs and commercialization activities. As a result, we will need to generate significant revenues to cover these costs and achieve profitability.

We have entered into an agreement for the first phase of construction of a wave power station off the coast of Santoña, Spain, as well as an operations and maintenance contract for the equipment to be installed in this first phase. Under both contracts our potential profitability is limited. Under the construction contract, our revenues are limited to reimbursement for our construction costs without any mark-up and we are required to bear the first €0.5 million of any cost overruns. Under the operations and maintenance contract, we are paid a fixed fee for scheduled maintenance, the profits on which are required to be refunded to cover any unscheduled maintenance fees we receive during the term of the agreement.

We do not know whether or when we will become profitable because of the significant uncertainties with respect to our ability to successfully commercialize our PowerBuoy® systems in the emerging renewable energy market. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve and then maintain profitability, the market value of our common stock may decline.

Wave energy technology may not gain broad commercial acceptance, and therefore our revenues may not increase, and we may be unable to achieve and then sustain profitability.

Wave energy technology is at an early stage of development, and the extent to which wave energy power generation will be commercially viable is uncertain. Many factors may affect the commercial acceptance of wave energy technology, including the following:

•	performance, reliability and cost-effectiveness of wave energy technology compared to conventional and other renewable energy sources and products;

•	developments relating to other renewable energy generation technologies;

•	fluctuations in economic and market conditions that affect the cost or viability of conventional and renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	overall growth in the renewable energy equipment market;

•	availability and terms of government subsidies and incentives to support the development of renewable energy sources, including wave energy;

•	fluctuations in capital expenditures by utilities and independent power producers, which tend to decrease when the economy slows and interest rates increase; and

•	the development of new and profitable applications requiring the type of remote electric power provided by our autonomous wave energy systems.

If wave energy technology does not gain broad commercial acceptance, our business will be materially harmed and we may need to curtail or cease operations.

If sufficient demand for our PowerBuoy systems does not develop or takes longer to develop than we anticipate, our revenues may decline, and we may be unable to achieve and then sustain profitability.

Even if wave energy technology achieves broad commercial acceptance, our PowerBuoy systems may not prove to be a commercially viable technology for generating electricity from ocean waves. We have invested a significant portion of our time and financial resources since our inception in the development of our PowerBuoy systems. To date, we have not yet manufactured and deployed any PowerBuoy systems for commercial use. As we begin to manufacture, market, sell and deploy our PowerBuoy systems in greater quantities, unforeseen hurdles may be encountered that would limit the commercial viability of our PowerBuoy systems, including unanticipated manufacturing, deployment, operating, maintenance and other costs. Our target customers and we may also encounter technical obstacles to deploying, operating and maintaining PowerBuoy systems in quantities necessary to generate competitively-priced electricity.

If demand for our PowerBuoy systems fails to develop sufficiently, we may be unable to grow our business or generate sufficient revenues to achieve and then sustain profitability. In addition, demand for PowerBuoy systems in our presently targeted markets, including coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan, may not develop or may develop to a lesser extent than we anticipate.

If we are not successful in commercializing our PowerBuoy system, or are significantly delayed in doing so, our business, financial condition and results of operations could be adversely affected.

The reduction or elimination of government subsidies and economic incentives for renewable energy sources could prevent demand for our PowerBuoy systems from developing, which in turn would adversely affect our business, financial condition and results of operations.

Federal, state and local governmental bodies in many countries, most notably France, Spain, the United Kingdom, Australia, Japan and the United States, have provided subsidies in the form of tariff subsidies, rebates, tax credits and other incentives to utilities, power generators and distributors using renewable energy. However, these incentives and subsidies generally decline over time, and many incentive and subsidy programs have specific expiration dates. Moreover, because the market for electricity generated from wave energy is at an early stage of development, some of the programs may not include wave energy as a renewable energy source eligible for the incentives and subsidies.

Currently, the cost of electricity generated from wave energy, without the benefit of subsidies or other economic incentives, substantially exceeds the price of electricity in most significant markets in the world. As a result, the near-term growth of the market for our utility PowerBuoy systems, which are designed to feed electricity into a local or regional power grid, depends significantly on the availability and size of government incentives and subsidies for wave energy. As renewable energy becomes more of a competitive threat to conventional energy providers, companies active in the conventional energy business may increase their lobbying efforts in order to encourage governments to stop providing subsidies for renewable energy, including wave energy. We cannot predict the level of any such efforts, or how governments may react to such efforts. The reduction, elimination or expiration of government incentives and subsidies, or the exclusion of wave energy technology from those incentives and subsidies, may result in the diminished competitiveness of wave energy relative to conventional and non-wave energy renewable sources of energy. Such diminished competitiveness could materially and adversely affect the growth of the wave energy industry, which could in turn adversely affect our business, financial condition and results of operations.

In 2000, we entered into an agreement with Woodside Sustainable Energy Solutions Pty. Ltd., or Woodside, under which we received $0.6 million in exchange for granting Woodside an option to purchase, at a 30% discount from the then-prevailing market rate, up to 500,000 metric tons of carbon emission credits we generate during the years 2008 through 2012. However, if by December 31, 2012 we do not become entitled under applicable laws to the full amount of emission credits covered by the option, we are obligated to return the option fee of $0.6 million, less the aggregate discount on any emission credits sold to Woodside prior to such date. If we receive emission credits under applicable laws and fail to sell to Woodside the credits up to the full amount of emission credits covered by the option, Woodside is entitled to liquidated damages equal to

30% of the aggregate market value of the shortfall in emission credits (subject to a limit on the market price of emission credits).

Our product development costs have been steadily increasing and are likely to increase significantly over the next several years.

Our product development costs primarily relate to our efforts to increase the maximum rated output of our current 40kW utility PowerBuoy system in successive stages to 500kW in 2010. Our product development costs were $4.1 million in the nine months ended January 31, 2007 as compared to $2.6 million in the same period in 2006, and were $4.2 million in fiscal 2006 as compared to $0.9 million in fiscal 2005 and $0.3 million in fiscal 2004. We anticipate that our product development costs related to the planned increase in the output of our utility PowerBuoy system will increase significantly over the next several years.

We have invested, and will continue to invest, funds to construct demonstration wave power stations that may generate little or no direct revenue.

We have constructed and plan to construct in the future demonstration wave power stations to establish the feasibility of wave energy technology and to encourage the market adoption of our wave power stations. Demonstration wave power stations allow potential customers to see first-hand the viability of wave energy technology as a source of electricity. We incur significant costs in constructing and maintaining these demonstration wave power stations, and we may generate little or no direct revenue from them.

Our PowerBuoy systems do not have a sufficient operating history to confirm how they will perform over their estimated 30-year useful life.

We began developing and testing wave energy technology nearly 10 years ago. However, to date we have only manufactured eight PowerBuoy systems for use in testing and development. The longest continuous in-ocean deployment of our PowerBuoy system has been for 12 months. As a result, our PowerBuoy systems do not have a sufficient operating history to confirm how they will perform over their estimated 30-year useful life. Our technology has not been deployed commercially and we have not yet demonstrated that our engineering and test results can be duplicated in commercial production. We have conducted and plan to continue to conduct practical testing of our PowerBuoy system. If our PowerBuoy system ultimately proves ineffective or unfeasible, we may not be able to engage in commercial production of our products or we may become liable to our customers for quantities we are obligated but are unable to produce. If our PowerBuoy systems perform below expectations, we could lose customers and face substantial repair and replacement expense which could in turn adversely affect our business, financial condition and results of operations.

Our future success depends on our ability to increase the maximum rated power output of our utility PowerBuoy system. If we are unable to increase the maximum rated output of our utility PowerBuoy system, the commercial prospects for our utility PowerBuoy system would be adversely affected.

One of our goals is to increase the maximum rated output of our utility PowerBuoy system, which is currently 40kW, to 150kW in 2007, then to 250kW in 2008 and ultimately to 500kW in 2010. Our success in meeting this objective depends on our ability to significantly increase the power output of our PowerBuoy system in a cost-effective and timely manner and our ability to overcome the engineering and deployment hurdles that we face, including developing design and construction techniques that will enable the larger PowerBuoy systems to be deployed cost effectively and without damage, and developing adjustments to the mooring system to account for the larger sized PowerBuoy systems. We have experienced delays in the development and deployment of our PowerBuoy system in the past, and could experience similar delays or other difficulties in the future. If we cannot increase the power output of the PowerBuoy system, or if it takes us longer to do so than we anticipate, we may be unable to expand our business, maintain our competitive position, satisfy our contractual obligations or become profitable. In addition, if the cost associated with these development efforts exceeds our projections, our results of operations will be adversely affected.

If we do not reach full commercial scale, we may not be able to offer a cost competitive power station and the commercial prospects of our utility PowerBuoy system would be adversely affected.

Unless we reach full commercial scale, which we estimate to be manufacturing levels of at least 300 units of 500kW PowerBuoy systems per year, we may not be able to offer an electricity solution that competes on a non-subsidized basis with today’s price of wholesale electricity in key markets in the United States, Europe, Japan and Australia. If we do not reach full commercial scale, the commercial prospects for our utility PowerBuoy system would be adversely affected.

We have not yet deployed a wave power station consisting of an array of two or more PowerBuoy systems. If we are unable to deploy a multiple-system wave power station, our revenues may not increase, and we may be unable to achieve and then maintain profitability.

We have not yet deployed a wave power station consisting of an array of two or more PowerBuoy systems. Our success in developing and deploying a wave power station consisting of an array of two or more PowerBuoy systems is contingent upon, among other things, receipt of required governmental permits, obtaining adequate financing, successful array design implementation and finally, successful deployment and connection of the PowerBuoy systems.

We have not conducted ocean testing or otherwise installed in the ocean a multiple-system wave power station. In particular, unlike single-system wave power stations, multiple-system wave power stations require use of an underwater substation to connect the cables from, and collect the electricity generated by, each PowerBuoy system in the array. If our underwater substation does not work as we anticipate, we will need to design an alternative system, which could delay our business plans. In addition, unanticipated issues may arise with the logistics and mechanics of deploying and maintaining multiple PowerBuoy systems at a single site and the additional equipment associated with these multiple-system wave power stations.

We may be unsuccessful in accomplishing any of these tasks or doing so on a timely basis. The development and deployment of an array of PowerBuoy systems may require us to incur significant expenses for preliminary engineering, permitting and legal and other expenses before we can determine whether a project is feasible, economically attractive or capable of being financed.

If we are unable to deploy larger PowerBuoy systems cost effectively and without damage to the systems, we may be unable to compete effectively.

We will need to build larger buoys in order to increase the output of our current PowerBuoy systems. The larger buoys will be more difficult than our current buoys to deploy cost effectively and without damage. Our current deployment methodologies, including transportation to the installation site and the mooring of the PowerBuoy systems, will need to be revised for PowerBuoy systems with greater output. If we cannot develop cost effective methodologies for deployment of the larger PowerBuoy systems, or if it takes us longer to do so than we anticipate, we may not be able to deploy such systems in the time we anticipate or at all. Therefore, even if we succeed in increasing the output of our PowerBuoy systems above 40kW, if we are unable to deploy these larger PowerBuoy systems or encounter problems in doing so, we may be unable to expand our business, maintain our competitive position, satisfy our contractual obligations or become profitable.

If we are not successful in completing the development of wave power stations in Spain or France, it would materially harm our business, financial condition and results of operations.

In July 2006, we entered into an agreement for the first phase of the construction of a wave power station off the coast of Santoña, Spain, with our customer, Iberdrola Energias Marinas de Cantabria, S.A., or Iberdrola Cantabria. We refer to this agreement as the Spain construction agreement. Iberdrola Cantabria was formed by affiliates of Iberdrola and Total, two Spanish governmental agencies and us for the purpose of constructing and operating a wave power station off the coast of Spain. Under the Spain construction agreement, we have agreed to manufacture and deploy no later than December 31, 2009 one 40kW PowerBuoy system and the ocean-based substation and infrastructure required to connect nine additional 150kW PowerBuoy systems that together are contemplated to constitute a 1.39MW wave power station. Under the terms of the agreement, our revenues are limited to reimbursement for our construction costs without any mark-up. In addition, we are required to bear the first €0.5 million of any cost overruns. As of January 31, 2007, we had recognized an anticipated loss of $0.5 million under the Spain construction agreement.

In addition, because the Spain construction agreement does not cover the terms for deployment of all ten PowerBuoy units, we will need to enter into a subsequent contract with Iberdrola Cantabria before we complete construction of the full wave power station. If we are unable to successfully manufacture all ten PowerBuoy units or meet the terms of the Spain construction agreement, or if we are not able to successfully negotiate a subsequent contract with Iberdrola Cantabria for the deployment of the nine additional PowerBuoy units, we may lose a material component of our current and anticipated revenue stream. Iberdrola Cantabria has the right to terminate the agreement if we interrupt our services for more than 180 days and do not resume within a 30-day period or if the first phase of construction is not complete by December 31, 2009 for reasons attributable to us, or for a serious and repeated breach of a major obligation that is not cured within a 30-day period after we receive notice of the breach. If Iberdrola Cantabria were to terminate the Spain construction agreement for any of these reasons, we may not be able to find another company to fund development of the wave power station.

Under our agreement with affiliates of Iberdrola and Total to study and assess the feasibility of a wave power station off the coast of France, either of Iberdrola or Total may withdraw. In addition, in order to proceed with development of the France wave power station, all three parties must conclude that development is feasible. If we proceed, Iberdrola, Total and we will form a new company for the purpose of constructing and operating the wave power station. If either Iberdrola or Total withdraws or does not agree that development of the wave power station is feasible, we may not be able to proceed with development of the wave power station. In addition, if we withdraw from the France project, we will remain obligated to supply and install equipment and provide the new company with assistance and information so that a new company can operate the wave power station.

If either of the Spain or France projects were cancelled or otherwise interrupted, it would adversely affect our business, financial condition and results of operations.

If we are unable to successfully negotiate and enter into operations and maintenance contracts with our customers on terms that are acceptable to us, our ability to diversify our revenue stream will be impaired.

An important element of our business strategy is to maximize our revenue opportunities with our existing and future customers by seeking to enter into operations and maintenance contracts with them under which we would be paid fees for operating and maintaining wave power stations that they have purchased from us. Even if customers purchase our PowerBuoy systems, they may not enter into operations and maintenance contracts with us. We may not be able to negotiate operations and maintenance contracts that provide us with any profit opportunities. Even if we successfully negotiate and enter into such operations and maintenance contracts, our customers may terminate them prematurely or they may not be profitable for a variety of reasons, including the presence of unforeseen hurdles or costs. In addition, our inability to perform adequately under such operations and maintenance contracts could impair our efforts to successfully market the PowerBuoy systems. Any one of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to fulfill our obligations under our current operations and maintenance contract in a cost effective manner, our financial condition and results of operations could be adversely affected.

In January 2007, we entered into an agreement with Iberdrola Cantabria for the monitoring, operation and maintenance of the 40kW PowerBuoy system and the ocean-based substation and infrastructure to be manufactured and deployed under the Spain construction agreement. Under this operations and maintenance agreement, we are required to provide services for two years following provisional acceptance of the PowerBuoy system and substation and infrastructure. We are to be paid a fixed fee for scheduled maintenance, ongoing operations and other routine services. In connection with any unscheduled repairs we perform under the operations and maintenance agreement, Iberdrola Cantabria and we will agree on the fees, if any, and timing, for those services. To the extent we would otherwise have profits from the fixed fee at the end of the two-year initial term of the agreement, we are obligated to reimburse Iberdrola Cantabria for any fees paid to us for unscheduled repairs. If the costs we actually incur in connection with providing services under the operations and maintenance agreement exceed the fees we receive, we will incur a loss in connection with these services, which could adversely affect our financial condition and results of operations.

Our inability to effectively manage our growth could adversely affect our business and operations.

The scope of our operations to date has been limited, and we do not have experience operating on the scale that we believe will be necessary to achieve profitable operations. Our current personnel, facilities, systems and internal procedures and controls are not adequate to support our future growth. We plan to add sales, marketing and engineering offices in additional locations, including Australia, Japan, continental Europe and the west coast of the United States. By the end of fiscal 2010, we currently estimate that we will need to add approximately 90,000 square feet of leased space for sales, marketing, engineering, assembly and testing in order to meet our current manufacturing targets.

To manage the expansion of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase our manufacturing capacity and throughput and expand, train and manage our employee base, which must increase significantly if we are to be able to fulfill our current manufacturing and growth plans. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties, as well as attract new customers and suppliers. If we do not meet these challenges, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Problems with the quality or performance of our PowerBuoy systems could adversely affect our business, financial condition and results of operations.

Our agreements with customers will generally include guarantees with respect to the quality and performance of our PowerBuoy systems. For example, our agreement to complete the first phase of the construction of a 1.39MW wave power station off the coast of Santoña, Spain contains guarantees associated with this first phase regarding the quality, replacement and repair of the 40kW PowerBuoy system and ocean-based substation and the level of power output of the 40kW PowerBuoy system.

Because of the limited operating history of our PowerBuoy systems, we have been required to make assumptions regarding the durability, reliability and performance of the systems, and we cannot predict whether and to what extent we may be required to perform under the guarantees that we expect to give our customers. Our assumptions could prove to be materially different from the actual performance of our PowerBuoy systems, causing us to incur substantial expense to repair or replace defective systems in the future. We will bear the risk of claims long after we have sold our PowerBuoy systems and recognized revenue. Moreover, any widespread product failures could adversely affect our business, financial condition and results of operations.

We currently depend on a limited number of customers for substantially all of our revenues. The loss of, or a significant reduction in revenues from, any of these customers could significantly reduce our revenues and harm our operating results.

In the nine months ended January 31, 2007, we generated substantially all of our revenues from three entities. The US Navy, our largest customer, accounted for approximately 57% of our revenues during that period, while Iberdrola and Total accounted for 32% of our revenues. In fiscal 2006, revenues from the US Navy accounted for approximately 61% of our total revenues. We expect that revenues from the US Navy will account for a substantial portion of our total revenues in fiscal 2007. In addition, our current contract with the US Navy expires in April 2008. We will be required to enter into additional contracts with the US Navy, which will require appropriation by the US Congress and the US Navy in order to receive additional funding. Additional funding for our project with the US Navy may not be approved or we may not be able to negotiate future agreements with the US Navy on acceptable terms, if at all.

Generally, we recognize revenue on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In certain circumstances, revenue under contracts that have specified milestones or other performance criteria may be recognized only when our customer acknowledges that such criteria have been satisfied. In addition, recognition of revenue (and the related costs) may be deferred for fixed-price contracts until contract completion if we are unable to reasonably estimate the total costs of the project prior to completion.

Because we currently have a small number of customers and contracts, problems with a single contract can adversely affect our business, financial condition and results of operations. For example, our revenues in fiscal 2006 decreased significantly from fiscal 2005 primarily as a result of unanticipated delays in our contract with the US Navy.

Historically, we have relied on a small group of customers for substantially all of our revenue, and such concentration will continue for the foreseeable future. The loss of any of our customers or their default in payment could adversely affect our business, financial condition and results of operations.

Our relationships with our alliance partners may not be successful and we may not be successful in establishing additional relationships, which could adversely affect our ability to commercialize our products and services.

An important element of our business strategy is to enter into development agreements and strategic alliances with regional utility and energy companies committed to providing electricity from renewable energy sources. If we are unable to reach agreements with suitable alliance partners, we may fail to meet our business objectives for the commercialization of our PowerBuoy system. We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic relationships or other alternative arrangements. The terms of any additional strategic relationships or other arrangements that we establish may not be favorable to us. In addition, these relationships may not be successful, and we may be unable to sell and market our PowerBuoy systems to these companies and their affiliates and customers in the future, or growth opportunities may not materialize, any of which could adversely affect our business, financial condition and results of operations.

Our investments in joint ventures could be adversely affected by our lack of sole decision-making authority, our reliance on a co-venturer’s financial condition and disputes between us and our co-venturers.

It is part of our strategy to co-invest in wave power projects with third parties through joint ventures by acquiring non-controlling interests in special purpose entities. In these situations, we will not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures involve risks that would not be present were a third party not involved, including the possibility that our co-venturers might become bankrupt or fail to fund their share of required capital contributions. Our co-venturers may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions that are contrary to our policies or objectives. Disputes between us and our co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners or co-venturers might result in subjecting wave power projects undertaken by the joint venture to additional risk.

Our targeted markets are highly competitive. We compete with other renewable energy companies and may have to compete with larger companies that enter into the renewable energy business. If we are unable to compete effectively, we may be unable to increase our revenues and achieve or maintain profitability.

The renewable energy industry, particularly in our targeted markets of coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan, is highly competitive and continually evolving as participants strive to distinguish themselves and compete with the larger electric power industry. Competition in the renewable energy industry is likely to continue to increase with the advent of several renewable energy technologies, including tidal and ocean current technologies. If we are not successful in manufacturing systems that generate competitively priced electricity, we will not be able to respond effectively to competitive pressures from other renewable energy technologies.

Moreover, the success of renewable energy generation technologies may cause larger electric utility and other energy companies with substantial financial resources to enter into the renewable energy industry. These companies, due to their greater capital resources and substantial technical expertise, may be better positioned to develop new technologies.

Our inability to respond effectively to such competition could adversely affect our business, financial condition and results of operations.

We have limited manufacturing experience. If we are unable to increase our manufacturing capacity in a cost-effective manner, our business will be materially harmed.

We plan to manufacture key components of our PowerBuoy systems, including the advanced control and generation systems. However, we have only manufactured our PowerBuoy systems in limited quantities for use in development and testing and have little commercial manufacturing experience. Our future success depends on our ability to significantly increase both our manufacturing capacity and production throughput in a cost-effective and efficient manner. In order to meet our growth objectives, by the end of fiscal 2010 we will need to increase our engineering and manufacturing staff by over 120 people. There is intense competition for hiring qualified technical and engineering personnel, and we may not be able to hire a sufficient number of qualified engineers to allow us to meet our growth objectives.

We may be unable to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes necessary to successfully commercialize our PowerBuoy systems. If we cannot do so, we may be unable to expand our business, satisfy our contractual obligations or become profitable. Even if we are successful in developing our manufacturing capabilities and processes, we may not be able to do so in time to meet our commercialization schedule or satisfy the requirements of our customers.

Failure by third parties to supply or manufacture components of our products or to deploy our systems timely or properly could adversely affect our business, financial condition and results of operations.

We are highly dependent on third parties to supply or manufacture components of our PowerBuoy systems. If, for any reason, our third-party manufacturers or vendors are not willing or able to provide us with components or supplies in a timely fashion, or at all, our ability to manufacture and sell many of our products could be impaired.

We do not have long-term contracts with our third-party manufacturers or vendors. If we do not develop ongoing relationships with vendors located in different regions, we may not be successful at controlling unit costs as our manufacturing volume increases. We may not be able to negotiate new arrangements with these third parties on acceptable terms, if at all.

In addition, we rely on third parties, under our oversight, for the deployment and mooring of our PowerBuoy systems. We have utilized several different deployment methods, including towing the PowerBuoy system to the deployment location, and transporting the PowerBuoy system to the deployment location by barge or ocean workboat. If these third parties do not properly deploy our systems, cannot effectively deploy the PowerBuoy system on a large, commercial scale or otherwise do not perform adequately, or if we fail to recruit and retain third parties to deploy our systems in particular geographic areas, this could adversely affect our business, financial condition and results of operations.

Business activities conducted by our third-party contractors and us involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our manufacturing operations, in particular some of the activities undertaken by our third-party suppliers and manufacturers, involve the controlled use of hazardous materials. Accordingly, our third-party contractors and we are subject to foreign, federal, state and local laws governing the protection of the environment and human health and safety, including those relating to the use, handling and disposal of these materials. We cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. In the event of an accident or failure to comply with environmental or health and safety laws and regulations, we could be held liable for resulting damages, including damages to natural resources, fines and penalties, and any such liability could adversely affect our business, financial condition and results of operations.

Environmental laws and regulations are complex, change frequently and have tended to become stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance, we cannot assure you that environmental laws and regulations will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and any liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, financial condition or results of operations.

If we become ineligible for or are otherwise unable to replace any contract with the US federal government that is not extended or is terminated, our business, financial condition and results of operations will be adversely affected.

We derive a significant portion of our revenue from US federal government contracts, which are subject to special funding restrictions, regulatory requirements and eligibility standards and which the government may terminate at any time or determine not to extend after their scheduled expiration. During fiscal 2006, we derived approximately 61% of our total revenue from contracts with the US Navy.

US federal government contracts are subject to funding restrictions that generally limit the government’s funding commitments to one federal fiscal year. There is no guarantee that our federal contracts will continue to be funded even if we perform successfully. If sufficient funds are not made available for subsequent contract periods of a multi-year program, the government’s obligations will end, which in turn will adversely affect our business, financial condition and results of operations.

Our contracts with the US Navy contain provisions permitting it to terminate the contract for its convenience, as well as for our default. A decision by a government agency not to exercise option periods or to terminate contracts could result in significant revenue shortfalls.

If the government terminates a contract for convenience, then we may recover only our incurred or committed costs, settlement expenses and profit on work completed prior to the termination. We cannot recover anticipated profit on terminated work. If the government terminates a contract for default, then we may not recover even those amounts, and instead we may be liable for excess costs incurred by the government in procuring undelivered items and services from another source. We cannot predict if the government will terminate or choose not to extend our Federal government contracts. The government has never terminated any of our contracts; however, it may do so at any time.

US federal government contracts are also subject to contractual and regulatory requirements that may increase our costs of doing business and could expose us to substantial contractual damages, civil fines and criminal penalties for noncompliance. These requirements include business ethics, equal employment opportunity, environmental, foreign purchasing, most-favored pricing and accounting provisions, among others. Payments that we receive under US federal government contracts are subject to audit and potential refunds for at least three years after the final contract payment is received.

The loss of federal funding designed to promote innovative research by small businesses may adversely affect our research and development costs and revenues.

Most of our federal contracts were awarded through a special US government program designed to promote innovative research by small businesses called Small Business Innovation Research, or SBIR. The SBIR program provides funds to qualified small businesses to further their technological research and development activities and provides incentives to these companies to profit from commercialization of their technology. SBIR funding represents both revenues and outside research and development investment dollars for companies that receive it. The program is open to companies that are majority owned and controlled by individual US citizens or permanent resident aliens, or by a parent entity that meets this standard. Our revenues from the SBIR program were approximately $0.8 million for the first nine months of fiscal 2007 and approximately $1.1 million for fiscal 2006.

Increased institutional, corporate or foreign ownership as a result of this offering will likely make us ineligible for the SBIR program, which may adversely affect our ability to win future government contracts. We intend to continue to seek research and development funding from other sources, including funding from existing government customers under non-SBIR programs. Our inability to replace SBIR contracts with funds from other sources could result in reduced revenues and higher internal research and development costs, and therefore adversely affect our operating results.

We market and sell, and plan to market and sell, our products in numerous international markets. If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

We market and sell, and plan to market and sell, our products in a number of foreign countries, including France, Spain, the United Kingdom, Australia and Japan, and we are therefore subject to risks associated with having international operations. International operations accounted for 4% of our revenues in fiscal 2005, 9% of our revenues in fiscal 2006 and 35% of our revenues for the first nine months of fiscal 2007. Risks inherent in international operations include, but are not limited to, the following:

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to renewable energy, environmental protection, permitting, export duties and quotas;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our PowerBuoy systems and make us less competitive in some countries;

•	fluctuations in exchange rates may affect demand for our PowerBuoy systems and may adversely affect our profitability in US dollars to the extent the price of our PowerBuoy systems and cost of raw materials and labor are denominated in a foreign currency;

•	difficulty with staffing and managing widespread operations;

•	difficulty of, and costs relating to compliance with, the different commercial and legal requirements of the overseas markets in which we offer and sell our PowerBuoy systems;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations.

We may not be able to raise sufficient capital to grow our business.

We have in the past needed to raise funds to operate our business, and we may need to raise additional funds to manufacture our PowerBuoy systems in commercial quantities. If we are unable to raise additional funds when needed, our ability to operate and grow our business could be impaired. We do not know whether we will be able to secure additional funding or funding on terms favorable to us. Our ability to obtain additional funding will be subject to a number of factors, including market conditions, our operating performance and investor sentiment. These factors may make the timing, amount, terms and conditions of additional funding unattractive. If we issue additional equity securities, our existing stockholders may experience dilution or be subordinated to any rights, preferences or privileges granted to the new equity holders.

Our financial results may fluctuate from quarter to quarter, which may make it difficult to predict our future performance.

Our financial results may fluctuate as a result of a number of factors, many of which are outside of our control. For these reasons, comparing our financial results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our future quarterly and annual expenses as a percentage of our revenues may be significantly different from those we have recorded in the past or which we expect for the future. Our financial results in some quarters may fall below expectations. Any of these events could cause our stock price to fall. Each of the risk factors listed in this “Risk Factors” section, including the following factors, may adversely affect our business, financial condition and results of operations:

•	delays in permitting or acquiring necessary regulatory consents;

•	delays in the timing of contract awards and determinations of work scope;

•	delays in funding for or deployment of wave energy projects;

•	changes in cost estimates relating to wave energy project completion, which under percentage of completion accounting principles could lead to significant charges to previously recognized revenue or to changes in the timing of our recognition of revenue from those projects;

•	delays in meeting specified contractual milestones or other performance criteria under project contracts or in completing project contracts that could delay the recognition of revenue that would otherwise be earned;

•	reductions in the availability or level of subsidies and incentives for renewable energy sources;

•	decisions made by parties with whom we have commercial relationships not to proceed with anticipated projects;

•	increases in the length of our sales cycle; and

•	reductions in the efficiency of our manufacturing processes.

Currency translation and transaction risk may adversely affect our business, financial condition and results of operations.

Our reporting currency is the US dollar, and we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk. In fiscal 2006, approximately 9% of our revenues were generated outside the United States and denominated in Euros and in the first nine months of fiscal 2007, 32% of our revenues were generated outside the United States and denominated in Euros and 3% of our revenues were generated outside the United States and denominated in Australian dollars. We expect a large percentage of our revenues to be generated outside the United States and denominated in foreign currencies in the future. Changes in exchange rates between foreign currencies and the US dollar could affect our revenues and cost of revenues, and could result in exchange losses. In addition, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or a sales transaction using a different currency from our reporting currency. For example, our agreement with Iberdrola Cantabria for the first phase of the construction of a wave power station off the coast of Santoña, Spain is denominated in Euros, and we expect that we will enter into a number of purchase and supply contracts with local Spanish companies also denominated in Euros in connection with the project. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. Currently, we do not engage in any exchange rate hedging activities and, as a result, any volatility in currency exchange rates may have an immediate adverse effect on our business, results of operations and financial condition.

Existing regulations and policies and changes to these or new regulations and policies may present technical, regulatory and economic barriers to the use of wave energy technology, which may significantly reduce demand for our PowerBuoy systems.

The market for electricity generation equipment is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and connection to the power grid. In the United States and in a number of other countries, these regulations and policies currently are being modified and may be modified again in the future. Utility company and independent power producer purchases of, or further investment in the research and development of, alternative energy sources, including wave energy technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PowerBuoy systems.

As the renewable energy industry continues to develop and as the generation of power from wave energy in particular achieves commercial acceptance, we anticipate that wave energy technology and our PowerBuoy systems and their deployment will be subject to increased oversight and regulation. We are unable to predict the nature or extent of regulations that may be imposed or adopted. Any new government regulations or utility policies pertaining to wave energy or our PowerBuoy systems may result in significant additional expenses to us and our customers and, as a result, could adversely affect our business, financial condition and results of operations.

If we are unable to obtain all necessary regulatory permits and approvals, we will not be able to implement our planned projects.

Offshore development of electric power generating facilities is heavily regulated. Each of our planned projects is subject to multiple permitting and approval requirements. With respect to our projects in Spain and France, we are dependent upon our customers to obtain any necessary permits and approvals, and with respect to our project in Cornwall, England, we are dependent on a regional government agency for such permits and approvals. Due to the unique nature of large scale commercial wave power stations, we would expect our projects to receive close scrutiny by permitting agencies, approval authorities and the public, which could result in substantial delay in the permitting process. Successful challenges by any parties opposed to our planned projects could result in conditions limiting the project size or in the denial of necessary permits and approvals.

If we are unable to obtain necessary permits and approvals in connection with any or all of our projects, those projects would not be implemented and our business, financial condition and results of operations would be adversely affected. Further, we cannot assure you that we have been or will be at all times in complete compliance with all such permits and approvals. If we violate or fail to comply with these permits and approvals, we could be fined or otherwise sanctioned by regulators.

We face hurricane- and storm-related risks and other risks typical of a marine environment which could adversely affect our business, financial condition and results of operations.

Our PowerBuoy systems are deployed in the ocean where they are subject to many hazards including severe storms and hurricanes, which could damage them and result in service interruptions. Our systems are also subject to more frequent lock-downs caused by higher waves during winter storm and hurricane seasons, which will reduce annual energy output. We cannot predict whether we will be able to recover from our insurance providers the additional costs that we may incur due to damage caused to our PowerBuoy systems, or whether we will continue to be able to obtain insurance for hurricane- and storm-related damages or, if obtainable and carried, whether this insurance will be adequate to cover our liabilities. Any future hurricane-or storm-related costs could adversely affect our business, financial condition and results of operations.

Since our PowerBuoy systems can only be deployed in certain geographic locations, our ability to grow our business could be adversely affected.

Our systems are designed to work in sites with average annual wave energy of at least 20kW per meter of wave front. Not all coastal areas worldwide have appropriate natural resources for our PowerBuoy systems to harness wave energy. Seasonal and local variations, water depth and the effect of particular locations of islands and other geographical features may limit our ability to deploy our PowerBuoy systems in coastal areas. If we are unable to identify and deploy PowerBuoy systems at sufficient sites near major population centers, our ability to grow our business could be adversely affected.

If we are unable to attract and retain management and other qualified personnel, we may not be able to achieve our business objectives.

Our success depends on the skills, experience and efforts of our senior management and other key development, manufacturing, and sales and marketing employees. We cannot be certain that we will be able to attract, retain and motivate such employees. The loss of the services of one or more of these employees could have a material adverse effect on our business. There is a risk that we will not be able to retain or replace these key employees. We have entered into employment agreements with Dr. George Taylor, our chief executive officer, Charles Dunleavy, our senior vice president and chief financial officer, Mark Draper, the chief executive officer of our UK subsidiary, and John Baylouny, our senior vice president, engineering; however, the agreements permit the employees to terminate their employment with little notice. Implementation of our expansion plans will be highly dependent upon our ability to hire and retain additional senior executives.

In addition, our anticipated growth will require us to hire a significant number of qualified technical, commercial and administrative personnel. In order to meet our short-term goals, by the end of 2007, we plan to add approximately 15 to 20 employees, including a vice president of business development. The remainder will primarily be engineers with varying areas of expertise. By the end of fiscal 2010, we will need to increase our staff by nearly six times in order to meet our current manufacturing targets. The majority of our new hires will be engineers with varying levels and areas of expertise, project managers and manufacturing personnel. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow at a competitive pace.

Any acquisitions that we make or joint venture agreements that we enter into, or any failure to identify appropriate acquisition or joint venture candidates, could adversely affect our business, financial condition and results of operations.

From time to time, we evaluate potential strategic acquisitions of complementary businesses, products or technologies, as well as consider joint ventures and other collaborative projects. We may not be able to identify appropriate acquisition candidates or strategic partners, or successfully negotiate, finance or integrate any businesses, products or technologies that we acquire. We do not have any experience with acquiring companies or products. Any acquisition we pursue could diminish the proceeds from this offering available to us for other uses or be dilutive to our stockholders, and could divert management’s time and resources from our core operations.

Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. In addition, strategic acquisitions, investments and alliances may be expensive to implement. For example, under the France project, our entitlement to retain our current percentage interest is subject to our ability to make a proportionate capital investment, which we may be unable to finance. Moreover, strategic acquisitions, investments and alliances subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business, financial condition and results of operations.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test our internal control over financial reporting for fiscal 2008 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 will require us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for our fiscal year ending April 30, 2008 and subsequent years. An independent registered public accounting firm will also be required to test, evaluate and report on the completeness of our assessment. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934 to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement, particularly with respect to businesses that we may acquire. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting as of April 30, 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with

Section 404 could potentially subject us to sanctions or investigations by the SEC, The Nasdaq Stock Market or other regulatory authorities.

Risks Related to Intellectual Property

If we are unable to obtain or maintain intellectual property rights relating to our technology and products, the commercial value of our technology and products may be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

Our success and ability to compete depends in part upon our ability to obtain protection in the United States and other countries for our products by establishing and maintaining intellectual property rights relating to or incorporated into our technology and products. We own a variety of patents and patent applications in the United States and corresponding patents and patent applications in several foreign jurisdictions. However, we have not obtained patent protection in each market in which we plan to compete. In addition, we do not know how successful we would be should we choose to assert our patents against suspected infringers. Our pending and future patent applications may not issue as patents or, if issued, may not issue in a form that will be advantageous to us. Even if issued, patents may be challenged, narrowed, invalidated or circumvented, which could limit our ability to stop competitors from marketing similar products or limit the length of term of patent protection we may have for our products. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection, which could in turn adversely affect our business, financial condition and results of operations.

Our contracts with the government could negatively affect our intellectual property rights, and our ability to commercialize our products could be impaired.

Our agreements with the US Navy help fund research and development of our PowerBuoy system. When new technologies are developed with US federal government funding, the government obtains certain rights in any resulting patents, technical data and software, generally including, at a minimum, a nonexclusive license authorizing the government to use the invention, technical data or software for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise “march-in” rights. March-in rights refer to the right of the US government to require us to grant a license to the technology to a responsible applicant or, if we refuse, the government may grant the license itself. US government-funded inventions must be reported to the government. US government funding must be disclosed in any resulting patent applications, and our rights in such inventions will normally be subject to government license rights, periodic post-contract utilization reporting, foreign manufacturing restrictions and march-in rights.

The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the technology or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to US industry. Our government-sponsored research contracts are subject to audit and require that we provide regular written technical updates on a monthly, quarterly or annual basis, and, at the conclusion of the research contract, a final report on the results of our technical research. Because these reports are generally available to the public, third parties may obtain some aspects of our sensitive confidential information. Moreover, if we fail to provide these reports or to provide accurate or complete reports, the government may obtain rights to any intellectual property arising from the related research. Funding from government contracts also may limit when and how we can deploy our technology developed under those contracts.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how, particularly with respect to our PowerBuoy control and electricity generating systems. We generally seek to protect this information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

If we infringe or are alleged to infringe intellectual property rights of third parties, our business, financial condition and results of operations could be adversely affected.

Our products may infringe or be claimed to infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. From time to time, we receive correspondence from third parties offering to license patents to us. Correspondence of this nature might be used to establish that we received notice of certain patents in the event of subsequent patent infringement litigation. Third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, we could be forced to stop or delay manufacturing or sales of the product or component that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we are unable to enter into licenses on acceptable terms. This could significantly and adversely affect our business, financial condition and results of operations.

In addition to infringement claims against us, we may become a party to other types of patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Risks Related to the Offering

Provisions in our corporate charter documents and under Delaware law may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

After we reincorporate in Delaware, provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which our stockholders might otherwise receive a premium for their shares. These provisions may also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings; and

•	the ability of our board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors.

The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our certificate of incorporation. In addition, absent approval of our board of directors, our bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Accordingly, after we reincorporate in Delaware, Section 203 may discourage, delay or prevent a change in control of our company.

An active trading market for our common stock may not develop in the United States, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock in the United States. Our common stock has been listed on the AIM market of the London Stock Exchange plc, referred to as the AIM market, under the symbol “OPT” since October 2003. However, there is currently a limited volume of trading in our common stock on the AIM market, which limits the liquidity of our common stock on that market. We cannot predict when or whether investor interest in our common stock on the AIM market might lead to an increase in its market price or the development of a more active trading market or how liquid that market might become.

The initial public offering price for our common stock was determined through negotiations with the underwriters based on a number of factors, including the historic trading prices of our common stock on the AIM market, that might not be indicative of prices that will prevail in the trading market for our common stock in the United States. An active trading market for our shares in the United States may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult to sell shares you purchase in this offering without depressing the market price for the shares, or at all.

Liquidity in the market for our common stock may be adversely affected by our maintenance of two exchange listings.

Following this offering and after our common stock is traded on The Nasdaq Global Market, we currently expect to continue to list our common stock on the AIM market. We cannot predict the effect of having our common stock traded or listed on both of these markets. However, the dual listing of our common stock may dilute the liquidity of our common stock in one or both markets and may adversely affect the development of an active trading market for our shares in the United States.

Our stock price is likely to be volatile, and purchasers of our common stock could incur substantial losses.

The price of our common stock has been volatile on the AIM market, and after this offering our stock price is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of competitive products or technologies;

•	regulatory developments in the United States and foreign countries;

•	developments or disputes concerning patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•	market conditions in the conventional and renewable energy industries and issuance of new or changed securities analysts’ reports or recommendations;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	the inability to meet the financial estimates of analysts who follow our common stock;

•	investor perception of our company and of the renewable energy industry; and

•	general economic, political and market conditions.

A substantial portion of our total outstanding shares may be sold into the market at any time. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

All of the shares being sold in this offering will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The approximately 2.4 million shares held by our directors and executive officers and the selling stockholders will be eligible for sale upon completion of this offering pursuant to Rule 144 subject to the volume limitations and other applicable conditions of Rule 144 upon the expiration of 180-day lock-up agreements described under “Underwriting”. The balance of our outstanding shares will be immediately eligible for sale after the completion of this offering pursuant to Rule 144(k) without regard to volume limitations and other applicable conditions of Rule 144 or pursuant to other exemptions, including the 2,000,000 shares of our common stock that were sold in an offering on the AIM market in 2003.

We also intend to register all shares of our common stock that we may issue under our employee benefit plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” Sales of a substantial number of shares of our common stock, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock.

We have broad discretion in the use of our net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. Pending their use, we may invest our net proceeds from this offering in a manner that does not produce income or that loses value.

We have never paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future.

We have not paid any cash dividends on our common stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. See “Dilution.”

Provisions in our bylaws will require disclosure of information by shareholders that would not otherwise be required to be disclosed under applicable US state or US federal laws.

In accordance with the rules of the AIM market, we are required to disclose information regarding beneficial owners of three percent or more of our outstanding common stock to the AIM market. In order to allow us to comply with the AIM rules, our bylaws that will be in effect upon completion of the offering contain a provision requiring any beneficial owner of three percent or more of our outstanding common stock to notify us of his or her shareholdings, as well as of any change in his or her beneficial ownership of one percent or more of our outstanding common stock. Comparatively, none of US state or US federal laws that will be applicable to us after the offering or the rules of the SEC or The Nasdaq Global Market require stockholders to report this beneficial ownership information to us or us to disclose this information to the public or a regulatory body. We do not intend to make any such information public, unless required by law or the rules of the AIM market, the SEC or The Nasdaq Global Market.

We will incur increased costs as a result of being a public company.

As a public company in the United States, we will incur significant legal, accounting and other expenses that we have not incurred to date. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and The Nasdaq Stock Market, have required changes in corporate governance practices of public companies in the United States. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our United States public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. Forward-looking statements include statements regarding our future financial position, business strategy, budgets, projected costs, plans and objectives of management for future operations. The words “may,” “continue,” “estimate,” “intend,” “plan,” “will,” “believe,” “project,” “expect,” “anticipate” and similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	our ability to identify and penetrate markets for our PowerBuoy systems and our wave energy technology;

•	our ability to implement our commercialization strategy as planned, or at all;

•	changes in current legislation or regulations that affect the demand for renewable energy;

•	our ability to compete effectively in the renewable energy market;

•	our limited operating history and history of operating losses;

•	our sales and marketing capabilities and strategy in the United States and internationally;

•	our intellectual property portfolio; and

•	our estimates regarding expenses, future revenues, capital requirements and needs for additional financing.

Any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They may be affected by inaccurate assumptions we might make or unknown risks and uncertainties, including the risk, uncertainties and assumptions described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur as contemplated, and actual results could differ materially from those anticipated or implied by the forward-looking statements.

You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the 5,000,000 shares of common stock we are offering will be approximately $94.8 million, assuming an initial public offering price of $21.00 per share, the midpoint of the estimated price range shown on the cover of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $107.6 million. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders as a result of any exercise by the underwriters of their over-allotment option.

The principal purposes of this offering are to obtain additional capital resources to construct demonstration wave power stations and to fund minority investments in wave station projects to encourage market adoption of our wave power stations; to fund the continued development and commercialization of our PowerBuoy system, including increases in system output; to expand our international sales and marketing capabilities; and for working capital and general corporate purposes, including potential acquisitions of complementary businesses, products or technologies. We intend to use the net proceeds of this offering as follows:

•	approximately $25.0 million to construct demonstration wave power stations and approximately $25.0 million to fund minority investments in wave station projects to encourage market adoption of our wave power stations;

•	approximately $10.5 million to fund the continued development and commercialization of our PowerBuoy system, including increases in system output;

•	approximately $7.5 million to fund the expansion of assembly, test and field service facilities;

•	approximately $4.0 million to expand our international sales and marketing capabilities; and

•	the balance for working capital and other general corporate purposes.

We may also use a portion of the net proceeds to acquire complementary products, technologies or businesses, although we currently have no agreements or commitments with respect to any such transactions.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $21.00 per share of common stock would increase (decrease) our expected net proceeds by approximately $4.7 million.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds of this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including our development and commercialization efforts, our operating costs and capital expenditures, our future revenues and cash generated by operations. Accordingly, we will retain broad discretion to allocate the net proceeds of this offering among the identified uses described above, and we reserve the right to change the allocation of the net proceeds of this offering.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, investment-grade, interest-bearing instruments.

PRICE RANGE OF OUR COMMON STOCK

Prior to this offering, there has been no trading market for our common stock in the United States. Our common stock has been listed on the AIM market of the London Stock Exchange since October 2003 under the symbol “OPT.” The historical trading prices of our common stock on the AIM market may not be indicative of prices that will prevail in the trading market for our common stock in the United States.

The following table sets forth, for the periods indicated, the high and low closing sale prices for our common stock on the AIM market as reported by the London Stock Exchange. The sales prices have been adjusted to give effect to a one-for-ten reverse stock split of our common stock to be effective prior to this offering. The sales prices for our shares of common stock on the AIM market are quoted in pound sterling (£), the lawful currency of the United Kingdom. The following table also shows the high and low closing sales price of our common stock (as adjusted to give effect to a one-for-ten reverse split to be effective prior to this offering) expressed in dollars based upon the average noon buying rate for pound sterling for the periods indicated.

	High	Low	High	Low

Year ended April 30, 2005
First quarter	£8.55	£7.35	$15.56	$13.38
Second quarter	£8.15	£7.00	$14.75	$12.67
Third quarter	£9.30	£7.90	$17.58	$14.93
Fourth quarter	£11.90	£7.60	$22.61	$14.44
Year ended April 30, 2006
First quarter	£8.45	£6.55	$15.29	$11.86
Second quarter	£10.75	£7.75	$19.24	$13.87
Third quarter	£9.25	£7.15	$16.19	$12.51
Fourth quarter	£10.70	£6.80	$18.73	$11.90
Year ending April 30, 2007
First quarter	£10.00	£6.60	$18.50	$12.21
Second quarter	£8.90	£6.15	$16.82	$11.62
Third quarter	£9.05	£5.35	$17.56	$10.38
Fourth quarter (through April 5, 2007)	£12.35	£8.60	$24.33	$16.94

On April 5, 2007, the last reported sale price of our common stock on the AIM market (as adjusted to give effect to a one-for-ten reverse split to be effective prior to this offering) was £11.70 per share, or approximately $23.05 per share based on the noon buying rate for pound sterling of £1.00 = $1.97 on that date.

The following table sets forth, for the periods indicated, the high, low, average and period end noon buying rate for pound sterling, expressed in dollars per pound sterling in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

	High	Low	Average	Period End

Year ended April 30, 2005
First quarter	$1.87	$1.75	$1.82	$1.82
Second quarter	$1.85	$1.77	$1.81	$1.83
Third quarter	$1.95	$1.83	$1.89	$1.89
Fourth quarter	$1.93	$1.86	$1.90	$1.91
Year ended April 30, 2006
First quarter	$1.90	$1.73	$1.81	$1.76
Second quarter	$1.84	$1.75	$1.79	$1.77
Third quarter	$1.79	$1.71	$1.75	$1.78
Fourth quarter	$1.82	$1.73	$1.75	$1.82
Year ending April 30, 2007
First quarter	$1.89	$1.81	$1.85	$1.87
Second quarter	$1.91	$1.85	$1.89	$1.91
Third quarter	$1.98	$1.89	$1.94	$1.96
Fourth quarter (through April 5, 2007)	$1.98	$1.92	$1.95	$1.97

The initial public offering price for the common stock being offered by this prospectus was determined by negotiation between us and the underwriters based on a number of factors which are described in “Underwriting — Determination of Offering Price.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock, and we do not currently anticipate declaring or paying cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and covenants and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investments and capitalization as of January 31, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the 5,000,000 shares of our common stock we are offering at an assumed initial public offering price of $21.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of January 31, 2007
		As
	Actual	Adjusted(1)
	(Unaudited)

Cash, cash equivalents and certificates of deposit(1)	$26,657,152	$122,788,581

Long-term debt	$233,959	$233,959
Stockholders’ equity:
Preferred stock, par value $0.001 per share; 5,000,000 shares authorized; no shares outstanding actual and no shares outstanding as adjusted	—	—
Common stock, par value $0.001 per share; 105,000,000 shares authorized; 5,177,219 shares outstanding actual and 10,177,219 shares outstanding as adjusted	5,177	10,177
Additional paid-in capital	60,731,724	155,482,074
Accumulated deficit	(34,140,603)	(34,140,603)
Accumulated other comprehensive loss	(19,063)	(19,063)

Total stockholders’ equity	26,577,235	121,332,585

Total capitalization	$26,811,194	$121,566,544

(1)	Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and other estimated offering expenses payable by us in connection with the offering, a $1.00 increase (decrease) in the assumed public offering price of $21.00 per share of common stock (the midpoint of the estimated price range set forth on the cover of this prospectus) would increase (decrease) each of cash, cash equivalents and certificates of deposit, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $4.7 million.

The table above should be read in conjunction with our consolidated financial statements and related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

This table is based on 5,177,219 shares of our common stock outstanding as of January 31, 2007 (as adjusted to give effect to a one-for-ten reverse split to be effective prior to this offering) and excludes:

•	1,366,574 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2007 at a weighted average exercise price of $14.25 per share; and

•	803,215 shares of our common stock available for future grant under our equity compensation plans, including our new 2006 stock incentive plan, as of January 31, 2007.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share you will pay in this offering and the net tangible book value per share of our common stock after this offering.

Our actual net tangible book value as of January 31, 2007 was $26.1 million, or $5.03 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

After giving effect to the issuance and sale by us of the 5,000,000 shares of common stock in this offering, at an assumed initial public offering price of $21.00 per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, less the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of January 31, 2007 would have been $120.8 million, or $11.87 per share of common stock. This represents an immediate increase in net tangible book value per share of $6.84 to existing stockholders and immediate dilution of $9.13 per share to new investors purchasing shares in this offering. Dilution per share to new investors is determined by subtracting the net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share of common stock		$21.00
Actual net tangible book value per share as of January 31, 2007	$5.03
Increase in net tangible book value per share attributable to new investors	6.84

Adjusted tangible book value per share after this offering		11.87

Dilution per share to new investors		$9.13

A $1.00 increase (decrease) in the assumed public offering price of $21.00 per share would increase (decrease) the adjusted net tangible book value per share by $0.46, and the dilution per share to new investors by $0.54, assuming the number of shares offered by us in this offering as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, our net tangible book value will increase to $12.34 per share, representing an immediate increase to existing stockholders of $7.31 per share and an immediate dilution of $8.66 per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes as of January 31, 2007 the number of shares of common stock purchased or to be purchased from us, the total consideration paid or to be paid and the average price per share paid by (1) the stockholders that purchased our shares in our October 2003 offering on the AIM market of the London Stock Exchange, (2) other existing stockholders and (3) new investors in this offering, before deducting underwriting discounts and commissions and other estimated expenses of this offering.

	Total Shares		Total Consideration		Average Price
	Number	%	Amount	%	per Share

Stockholders that purchased in the AIM market offering	2,000,000	19.7%	$42,600,000	26.2%	$21.30
Other existing stockholders(1)	3,177,219	31.2	15,260,000	9.4	$4.80
New investors	5,000,000	49.1	105,000,000	64.4	$21.00

Total	10,177,219	100%	$162,860,000	100%

(1)	Includes shares held by our directors and executive officers, 78% of which shares were purchased more than five years prior to January 31, 2007.

The table above is based on shares outstanding as of January 31, 2007 and excludes:

•	1,366,574 shares of our common stock issuable upon the exercise of stock options outstanding as of January 31, 2007 at a weighted average exercise price of $14.25 per share; and

•	803,215 shares of our common stock available for future grant under our equity compensation plans, including our new 2006 stock incentive plan, as of January 31, 2007.

If the underwriters exercise their over-allotment option in full, the following will occur:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 47% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to 5,750,000, or approximately 53%, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the fiscal years ended April 30, 2004, 2005 and 2006 and the consolidated balance sheet data as of April 30, 2005 and 2006 from our audited consolidated financial statements, which are included in this prospectus, as audited by KPMG LLP, our independent registered public accounting firm for fiscal 2005 and 2006 and by Deloitte & Touche LLP for fiscal 2004. We have derived the consolidated statement of operations data for the fiscal years ended April 30, 2002 and 2003 and the consolidated balance sheet data as of April 30, 2002, 2003 and 2004 from our audited consolidated financial statements, which are not included in this prospectus. We have derived the consolidated statement of operations data for the nine months ended January 31, 2006 and 2007 and the consolidated balance sheet data as of January 31, 2007 from our unaudited consolidated financial statements, which are included in this prospectus. The unaudited summary consolidated financial statement data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected for any future period.

							Nine Months Ended
	Fiscal Years Ended April 30,						January 31,
	2002	2003	2004		2005	2006	2006	2007
							(Unaudited)
Consolidated Statement of Operations Data:
Revenues	$1,375,339	$2,548,294	$4,713,202		$5,365,235	$1,747,715	$1,467,283	$1,513,631
Cost of revenues	3,619,996	2,555,267	4,319,850		5,170,521	2,059,318	1,920,980	2,103,108

Gross profit (loss)	(2,244,657)	(6,973)	393,352		194,714	(311,603)	(453,697)	(589,477)

Operating expenses:
Product development costs	622,137	180,403	255,958		904,618	4,224,997	2,630,663	4,100,418
Selling, general and administrative costs	1,832,747	818,596	1,745,955		2,553,911	3,190,687	2,168,345	3,083,621

Total operating expenses	2,454,884	998,999	2,001,913		3,458,529	7,415,684	4,799,008	7,184,039

Operating loss	(4,699,541)	(1,005,972)	(1,608,561)		(3,263,815)	(7,727,287)	(5,252,705)	(7,773,516)
Other income (expense):
Interest income, net	120,880	38,441	555,717		1,297,156	1,408,361	1,062,095	1,066,823
Other income (expense)	499,591	473	(3,500,096	)(1)	1,545	74,294	75,000	13,744
Foreign exchange gain (loss)	—	—	1,585,345		1,507,145	(978,242)	(1,514,630)	1,184,499

Loss before incomes taxes	(4,079,070)	(967,058)	(2,967,595)		(457,969)	(7,222,874)	(5,630,240)	(5,508,450)
Income tax benefit	155,312	146,853	118,119		29,335	143,963	143,963	—

Net loss	$(3,923,758)	$(820,205)	$(2,849,476)		$(428,634)	$(7,078,911)	$(5,486,277)	$(5,508,450)

Basic and diluted net loss per share	$(1.30)	$(0.27)	$(0.71)		$(0.08)	$(1.37)	$(1.06)	$(1.06)

Basic and diluted weighted average shares outstanding	3,015,118	3,017,422	4,037,501		5,135,550	5,162,340	5,158,982	5,174,539

	As of April 30,						As of January 31,
	2002	2003	2004		2005	2006	2007
							(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and certificates of deposit	$3,255,238	$2,246,175	$39,565,574	(2)	$38,787,176	$32,439,365	$26,657,152
Working capital	1,714,786	1,177,789	38,422,395		37,903,207	30,886,029	26,224,722
Total assets	3,837,915	2,878,947	40,747,479		41,596,387	33,996,138	30,925,630
Long-term debt, net of current portion	250,000	250,000	250,000		245,844	233,959	233,959
Accumulated deficit	(17,486,799)	(18,275,132)	(21,124,608)		(21,553,242)	(28,632,153)	(34,140,603)
Total stockholders’ equity	1,104,284	490,785	37,853,246		37,836,531	31,066,704	26,577,235

(1)	Other expense in fiscal 2004 resulted from a one time charge incurred at the time of our stock offering on the AIM market in October 2003 relating to a 1999 agreement between us and Tyco Electronics Corp.

(2)	On October 31, 2003, we completed our offering on the AIM market resulting in net proceeds to us of $38.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We develop and are commercializing proprietary systems that generate electricity by harnessing the renewable energy of ocean waves. Our PowerBuoy systems use proprietary technologies to convert the mechanical energy created by the rising and falling of ocean waves into electricity. We currently offer two PowerBuoy products, our utility PowerBuoy system and our autonomous PowerBuoy system.

We market our utility PowerBuoy system, which is designed to supply electricity to a local or regional power grid, to utilities and other electrical power producers seeking to add electricity generated by wave energy to their existing electricity supply. We market our autonomous PowerBuoy system, which is designed to generate power for use independently of the power grid, to customers that require electricity in remote locations. We believe there are a variety of potential applications for our autonomous PowerBuoy system, including sonar and radar surveillance, offshore cellular phone service, tsunami warning, oceanographic data collection, offshore platforms and offshore aquaculture. We also offer our customers operations and maintenance services for our PowerBuoy systems, which are expected to provide a source of recurring revenues.

We were incorporated in New Jersey in April 1984 and began commercial operations in 1994. We currently have five wholly owned subsidiaries, Ocean Power Technologies Ltd., Reedsport OPT Wave Park LLC, Oregon Wave Energy Partners I, LLC, Oregon Wave Energy Partners II, LLC and Fairhaven OPT Ocean Power LLC, and we own approximately 88% of the ordinary shares of Ocean Power Technologies (Australasia) Pty Ltd. Our revenues have been generated from research contracts and development and construction contracts relating to our wave energy technology. The development of our technology has been funded by capital we raised and by development engineering contracts we received starting in fiscal 1995. In fiscal 1996, we received the first of several research contracts with the US Navy to study the feasibility of wave energy. As a result of those research contracts, we entered into our first development and construction contract with the US Navy in fiscal 2002 under a still on-going project for the development and construction of a grid-connected wave power station at the US Marine Corps Base in Oahu, Hawaii. We generated our first revenue relating to our autonomous PowerBuoy system from contracts with Lockheed Martin Corporation in fiscal 2003, and we entered into our first development and construction contract with Lockheed Martin in fiscal 2004 for the development and construction of a prototype demonstration autonomous PowerBuoy system. In fiscal 2005, we entered into a development agreement with an affiliate of Iberdrola S.A., a large electric utility company located in Spain and one of the largest renewable energy producers in the world, and other parties to jointly study the possibility of developing a wave power station off the coast of northern Spain. An affiliate of Total S.A., which is one of the world’s largest oil and gas companies, joined the development agreement in June 2005. In January 2006, we completed the assessment phase of the project, and in July 2006 we entered into an agreement with Iberdrola Energias Marinas de Cantabria, S.A. to complete the first phase of the construction of a 1.39 megawatt, or MW, wave power station. In addition, we have entered into a contract with affiliates of Iberdrola and Total to assess the viability of a 2 to 5MW power station off the coast of France.

Our fiscal year ends on April 30. For the nine months ended January 31, 2007, we generated revenues of $1.5 million and incurred a net loss of $5.5 million, and for fiscal 2006 we generated revenues of $1.7 million and incurred a net loss of $7.1 million. As of January 31, 2007, our accumulated deficit was $34.1 million. We have not been profitable since inception, and we do not know whether or when we will become profitable because of the significant uncertainties with respect to our ability to successfully commercialize our PowerBuoy systems in the emerging renewable energy market. Since fiscal 2002, the US Navy has accounted for a significant majority of our revenues. We expect that over time revenues derived from utilities and other non-government commercial customers will increase more rapidly than sales to government customers and will, within a few years, represent the majority of our revenues.

Financial Operations Overview

The following describes certain line items in our statement of operations and some of the factors that affect our operating results.

Revenues

We have historically generated revenues primarily from the development and construction of our PowerBuoy systems for demonstration purposes and, to a lesser extent, from customer-sponsored research and development. In fiscal 2006, we derived approximately 96% of our revenues from government and commercial development and construction contracts and 4% of our revenues from customer-sponsored research and development contracts. For the nine months ended January 31, 2007, we derived approximately 92% of our revenues from government and commercial development and construction contracts and 8% of our revenues from customer-sponsored research and development. Generally, we recognize revenue on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In certain circumstances, revenue under contracts that have specified milestones or other performance criteria may be recognized only when our customer acknowledges that such criteria have been satisfied. In addition, recognition of revenue (and the related costs) may be deferred for fixed-price contracts until contract completion if we are unable to reasonably estimate the total costs of the project prior to completion. Because we have a small number of contracts, revisions to the percentage of completion determination or delays in meeting performance criteria or in completing projects may have a significant effect on our revenue for the periods involved. Under our agreement for the first phase of construction of a wave power station off the coast of Santoña, Spain, our revenues are limited to reimbursement for our construction costs without any mark-up and we are required to bear the first €0.5 million of any cost overruns.

Our revenues increased in each of fiscal 2003, 2004 and 2005, but decreased significantly in fiscal 2006 as a result of delays in the timing of contract award and in the approval of the scope of work relating to our project for the US Navy for the development and construction of a wave power station in Hawaii, and the determination by Lockheed Martin and some of its subcontractors not to proceed with a project under consideration that would have utilized our autonomous PowerBuoy system.

The US Navy has been our largest customer since fiscal 2002. The US Navy accounted for approximately 57% of our revenues in the nine months ended January 31, 2007, approximately 61% of our revenues in fiscal 2006, 57% of our revenues in fiscal 2005 and approximately 95% of our revenues in fiscal 2004. We anticipate that the US Navy will continue to account for a substantial portion of our revenue in fiscal 2007 and, if our commercialization efforts are successful, its relative contribution to our revenue will decline thereafter. Lockheed Martin was also a significant customer in fiscal 2006 and 2005, accounting for approximately 22% of our revenues in fiscal 2006 and approximately 32% of our revenues in fiscal 2005.

We currently focus our sales and marketing efforts on coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan. In fiscal 2006, we derived 9%, and for the nine months ended January 31, 2007, we derived 35%, of our revenues from outside the United States. The following table provides information regarding the breakdown of our revenues by geographical region for fiscal years 2004, 2005 and 2006 and for the nine months ended January 31, 2007:

	Percentage of Revenues
	Year Ended	Year Ended	Year Ended	Nine Months Ended
Region	April 30, 2004	April 30, 2005	April 30, 2006	January 31, 2007

United States	100%	96%	91%	65%
Europe	—	4	9	32
Australia	—	—	—	3

Total	100%	100%	100%	100%

Cost of revenues

Our cost of revenues consists primarily of material, labor and manufacturing overhead expenses, such as engineering expense, equipment depreciation and maintenance and facility related expenses, and includes the cost of PowerBuoy parts and services supplied by third-party suppliers. Cost of revenues also includes PowerBuoy system delivery and deployment expenses.

In the nine months ended January 31, 2007, we operated at a gross loss of approximately $0.6 million, while in fiscal 2006 we operated at a gross loss of $0.3 million and in fiscal 2005 we operated at a gross profit of $0.2 million. Our ability to operate at a gross profit will depend on our success at increasing sales of our PowerBuoy systems and on our ability to manage costs incurred on fixed price commercial contracts.

Product development costs

Our product development costs consist of salaries and other personnel-related costs and the costs of products, materials and outside services used in our product development and research activities. Our product development costs primarily relate to our efforts to increase the output of our current 40 kilowatt, or kW, utility PowerBuoy system to 150kW in 2007, then to 250kW in 2008 and ultimately to 500kW in 2010 and, to a lesser extent, to our research and development of new products, product applications and complementary technologies. We expense all of our product development costs as incurred, except for external patent costs, which we amortize over a 17-year period commencing with the issuance date of each patent.

Our product development costs increased significantly in each of fiscal 2005 and 2006 as a result of the development of our current 40kW utility PowerBuoy system, which was introduced in fiscal 2006. We expect our product development costs to increase in absolute dollars as we continue to increase the output and efficiency of our PowerBuoy systems.

During fiscal 2006, we refocused many of our engineering and development resources that had previously been deployed on our commercial research or product development contracts on the development effort for our current 40kW PowerBuoy system, including the development of the buoy structure, the power take off system and the power grid connection. We introduced our current 40kW PowerBuoy system in fiscal 2006 — one system has been deployed for twelve months off the coast of New Jersey, one system is expected to be deployed in Hawaii for the US Navy project in April 2007 and another system is expected to be deployed for the wave power station off the coast of Spain by October 2007.

Selling, general and administrative costs

Our selling, general and administrative costs consist primarily of salaries and other personnel-related costs for employees engaged in sales and marketing and support of our PowerBuoy systems, promotional and public relations expenses and management and administration expenses in support of sales and marketing, as well as costs for executive, accounting and administrative personnel, professional fees and other general corporate expenses.

We expect our selling, general and administrative costs to increase in absolute dollars as we expand our sales and marketing capabilities, including increased headcount, and as a result of our becoming a public company in the United States.

Interest income, net

Interest income, net consists primarily of interest received on cash and cash equivalents and investments in commercial bank-issued certificates of deposit. Most of our cash, cash equivalents and bank-issued certificates of deposit result from the remaining proceeds of our October 2003 offering on the AIM market. Total cash, cash equivalents and certificates of deposit were $26.7 million as of January 31, 2007, $32.4 million as of April 30, 2006 and $38.8 million as of April 30, 2005. We expect that interest income will generally increase during periods of increasing interest rates and decrease during periods of declining interest rates, net of changes in invested balances. We anticipate that our interest income will increase significantly as a result of the investment of the proceeds from this offering pending the application of the proceeds as described in “Use of Proceeds.”

Foreign exchange gain (loss)

We transact business in various countries and have exposure to fluctuations in foreign currency exchange rates. Foreign exchange gains and losses arise in the translation of foreign-denominated assets and liabilities, which may result in realized and unrealized gains or losses from exchange rate fluctuations. Since we conduct our business in US dollars and our functional currency is the US dollar, our main foreign exchange exposure, if any, results from changes in the exchange rate between the US dollar and the British pound sterling, the Euro and the Australian dollar.

We invest in certificates of deposit and maintain cash accounts that are denominated in British pounds, Euros and Australian dollars. These foreign denominated certificates of deposit and cash accounts had a balance of $17.0 million as of January 31, 2007 and $16.7 million as of April 30, 2006, compared to our total certificates of deposits and cash account balances of $26.7 million as of January 31, 2007 and $32.4 million as of April 30, 2006. These foreign currency balances are translated at each month end to our functional currency, the US dollar, and any resulting gain or loss is recognized in our results of operations.

In addition, a portion of our operations is conducted through our subsidiaries in countries other than the United States, specifically Ocean Power Technologies Ltd. in the United Kingdom, the functional currency of which is the British pound sterling, and Ocean Power Technologies (Australasia) Pty Ltd. in Australia, the functional currency of which is the Australian dollar. Both of these subsidiaries have foreign exchange exposure that results from changes in the exchange rate between their functional currency and other foreign currencies in which they conduct business. All of our international revenues for the year ended April 30, 2006 were recorded in Euros or British pounds.

We currently do not hedge exchange rate exposure. However, we assess the anticipated foreign currency working capital requirements and capital asset acquisitions of our foreign operations and attempt to maintain a portion of our cash, cash equivalents and certificates of deposit denominated in foreign currencies sufficient to satisfy these anticipated requirements. We also assess the need and cost to utilize financial instruments to hedge currency exposures on an ongoing basis and may hedge against exchange rate exposure in the future.

Income tax benefit

As of April 30, 2006, we had federal research and development tax credits of $0.5 million and federal net operating losses of approximately $19.5 million to offset future federal taxable income. If not utilized, the credit carryforwards will expire at various dates through 2026, and the net operating loss carryforwards will expire at various dates through 2026. We may not achieve profitability in time to utilize the tax credit and net operating loss carryforwards in full or at all. In addition, the future utilization of our net operating loss carryforwards may be limited based upon changes in ownership, including changes resulting from this offering and the AIM offering in 2003, pursuant to regulations promulgated under the Internal Revenue Code. These limitations may result in the expiration of net operating losses and credits prior to utilization. As discussed in

Note 12 to our consolidated financial statements included in this prospectus, we have established valuation allowances for the full value of our deferred tax assets, which was $10.1 million as of April 30, 2006 and $12.1 million as of January 31, 2007.

In fiscal 2004, 2005 and 2006, we sold a portion of our New Jersey state net operating losses and a portion of our New Jersey research and development credits under a program offered by the State of New Jersey, and recognized income tax benefits of approximately $0.1 million in fiscal 2004, $29,000 in fiscal 2005 and approximately $0.1 million in fiscal 2006. Because we believe we are no longer eligible to participate in this program, we do not expect to sell any additional New Jersey state net operating losses or research and development credits in the future.

Results of Operations

Nine Months Ended January 31, 2006 and 2007

The following table contains selected unaudited statement of operations information, which serves as the basis of the discussion of our results of operations for the nine months ended January 31, 2006 and 2007:

	Nine Months Ended		Nine Months Ended
	January 31, 2006		January 31, 2007		Change
		As a % of		As a % of	2007 Period to 2006 Period
	Amount	Revenues	Amount	Revenues	$ Change	% Change
	(Unaudited)		(Unaudited)

Revenues	$1,467,283	100%	$1,513,631	100%	$46,348	3%
Cost of revenues	1,920,980	131	2,103,108	139	182,128	9

Gross loss	(453,697)	(31)	(589,477)	(39)	(135,780)	30

Operating expenses:
Product development costs	2,630,663	179	4,100,418	271	1,469,755	56
Selling, general and administrative costs	2,168,345	148	3,083,621	204	915,276	42

Total operating expenses	4,799,008	327	7,184,039	475	2,385,031	50

Operating loss	(5,252,705)	(358)	(7,773,516)	(514)	(2,520,811)	(48)
Interest income, net	1,062,095	72	1,066,823	71	4,728	—
Other income	75,000	5	13,744	1	(61,256)	(82)
Foreign exchange (loss) gain	(1,514,630)	(103)	1,184,499	78	2,699,129	(178)

Loss before income taxes	(5,630,240)	(384)	(5,508,450)	(364)	121,790	2
Income tax benefit	143,963	10	—	—	(143,963)	(100)

Net loss	$(5,486,277)	(374)%	$(5,508,450)	(364)%	$(22,173)	—%

Revenues

Revenues of $1.5 million in the first nine months of fiscal 2007 were relatively unchanged from revenues in the same period of fiscal 2006. The change in composition of revenues between the two periods reflected the following factors:

•	Revenues relating to our autonomous PowerBuoy system decreased by approximately $0.3 million as a result of the completion of a development and construction contract with Lockheed Martin in the first quarter of fiscal 2006.

•	Revenues relating to our utility PowerBuoy system increased by approximately $0.3 million as we started work on the first phase of construction of a 1.39MW wave power station off the coast of Spain and began to assess the feasibility of a 2 to 5MW wave power station off the coast of France in the first nine months of fiscal 2007.

•	Revenues relating to our US Navy project increased by approximately $0.1 million due to a slightly higher activity level.

•	Revenues decreased by approximately $0.1 million as a result of the completion of the demonstration wave power system that was deployed off the coast of New Jersey in fiscal 2006.

•	Revenues were adversely affected by the determination by Lockheed Martin and some of its subcontractors not to proceed with an anticipated defense application project that would have utilized our autonomous PowerBuoy system, although this was partially offset by revenues from a contract with the US Department of Homeland Security to design and study an autonomous PowerBuoy system for offshore marine surveillance, with Lockheed Martin as our subcontractor.

Cost of revenues

Cost of revenues increased by $0.2 million, or 9%, to $2.1 million in the first nine months of fiscal 2007, as compared to $1.9 million in the same period of fiscal 2006. The decrease in gross margin in the nine months ended January 31, 2007 as compared to the same period of fiscal 2006 was primarily due to an anticipated loss of $0.5 million that was recognized in the nine months ended January 31, 2007 on our contract for a wave power station off the coast of Spain. The loss was recognized based on a change in estimated costs associated with this contract. In addition, $0.2 million of compensation expense was recorded as cost of revenues under Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment, or SFAS 123(R), which requires companies to recognize compensation expense for all stock-based payments to employees. Because we adopted SFAS 123(R) effective May 1, 2006, we did not record similar compensation expense in the first nine months of fiscal 2006.

Product development costs

Product development costs increased $1.5 million, or 56%, to $4.1 million in the nine months ended January 31, 2007, as compared to $2.6 million in the same period of fiscal 2006. The substantial increase in product development costs was primarily attributable to our efforts to increase the power output of our utility PowerBuoy system. In addition, we recorded $0.2 million of compensation expense as product development costs under SFAS 123(R). Because we adopted SFAS 123(R) effective May 1, 2006, we did not record similar compensation expense in the first nine months of fiscal 2006. As a percentage of revenues, product development costs increased to 271% in the nine months ended January 31, 2007 from 179% in the same period in fiscal 2006. We anticipate that our product development costs related to the planned increase in the output of our utility PowerBuoy system will increase significantly over the next several years and that the amount of these expenditures will not necessarily be affected by the level of revenue generated over that time period. Accordingly, comparisons of product development costs as a percentage of revenue may not be meaningful.

Selling, general and administrative costs

Selling, general and administrative costs increased $0.9 million, or 42%, to $3.1 million in the nine months ended January 31, 2007, as compared to $2.2 million in the same period of fiscal 2006. The increase was primarily attributable to an increase of $0.2 million related to additional marketing expenses and consulting costs, $0.3 million in professional fees, and $0.5 million of compensation expense recorded under SFAS 123(R). Because we adopted SFAS 123(R) effective May 1, 2006, we did not record similar compensation expense in the first nine months of fiscal 2006.

Interest income, net

Interest income, net remained relatively flat at $1.1 million in the nine months ended January 31, 2007, compared to the same period of fiscal 2006, due to a reduction in the balance of our cash, cash equivalents and certificates of deposit between the two periods of $3.8 million, offset by higher interest rates.

Foreign exchange (loss) gain

Foreign exchange gain was $1.2 million in the nine months ended January 31, 2007, compared to a foreign exchange loss of $1.5 million in the same period of fiscal 2006. The gain in the first nine months of fiscal 2007 was primarily attributable to the appreciation of the British pound compared to the US dollar.

Fiscal Years Ended April 30, 2005 and 2006

The following table contains selected statement of operations information, which serves as the basis of the discussion of our results of operations for the years ended April 30, 2005 and 2006:

	Fiscal Year Ended		Fiscal Year Ended
	April 30, 2005		April 30, 2006		Change
		As a % of		As a % of	2006 Period to 2005 Period
	Amount	Revenues	Amount	Revenues	$ Change	% Change

Revenues	$5,365,235	100%	$1,747,715	100%	$(3,617,520)	(67)%
Cost of revenues	5,171,521	96	2,059,318	117	(3,112,203)	(60)%

Gross profit (loss)	194,714	4	(311,603)	(18)	(506,317)	(260)%

Operating expenses:
Product development costs	904,618	17	4,224,997	242	3,320,379	367%
Selling, general and administrative costs	2,553,911	48	3,190,687	183	636,776	25%

Total operating expenses	3,458,529	64	7,415,684	424	3,957,155	114%

Operating loss	(3,263,815)	(61)	(7,727,287)	(442)	(4,463,472)	137%
Interest income, net	1,297,156	24	1,408,361	81	111,205	9%
Other income	1,545	—	74,294	4	72,749	4,709%
Foreign exchange gain (loss)	1,507,145	28	(978,242)	(56)	(2,485,387)	(165)%

Loss before income taxes	(457,969)	(9)	(7,222,874)	(413)	(6,764,905)	1,477%
Income tax benefit	29,335	1	143,963	8	114,628	58%

Net loss	$(428,634)	(8)%	$(7,078,911)	(405)%	$(6,650,277)	1,552%

Revenues

Revenues decreased by $3.6 million in fiscal 2006, or 67%, to $1.7 million as compared to $5.4 million in fiscal 2005. The decrease in revenues was primarily attributable to the following factors:

•	Revenues from our US Navy wave power station project in Hawaii decreased by approximately $1.8 million as a result of delays in the timing of contract award and in the approval of the scope of development and construction of the wave power station.

•	Revenues related to our autonomous PowerBuoy system decreased by approximately $1.3 million as a result of the completion of a development and construction contract with Lockheed Martin in the first quarter of fiscal 2006, and the determination by Lockheed Martin and some of its subcontractors not to proceed with an anticipated defense application project that would have utilized our autonomous PowerBuoy system, partially offset by revenues of approximately $61,000 from a contract with the US Department of Homeland Security to design and study an autonomous PowerBuoy system for offshore marine surveillance.

•	Revenues decreased by approximately $0.3 million as a result of the completion early in fiscal 2006 of the demonstration wave power station that was deployed off the coast of New Jersey under a contract with the New Jersey Board of Public Utilities.

Cost of revenues

Cost of revenues decreased by $3.1 million, or 60%, to $2.1 million in fiscal 2006 as compared to $5.2 million in fiscal 2005. The decrease in the cost of revenues was primarily attributable to the reduction in revenue during fiscal 2006. Gross loss on revenues in fiscal 2006 primarily reflected discretionary costs incurred by us in connection with the deployment of the first PowerBuoy system in Hawaii that were not reimbursed under our agreement with the US Navy.

Product development costs

Product development costs increased $3.3 million, or 367%, to $4.2 million in fiscal 2006, as compared to $0.9 million in fiscal 2005. The substantial increase in product development costs was primarily attributable to the development of our current 40kW PowerBuoy system, which was deployed in October 2005 off the coast of New Jersey and which is expected to be deployed in the second half of fiscal 2007 in Hawaii.

As discussed above, in fiscal 2006 we experienced a reduction in revenues from approximately $5.4 million in fiscal 2005 to approximately $1.7 million in fiscal 2006. In response to this reduction in revenues, during fiscal 2006 we refocused many of our engineering and development resources that had previously been deployed on our commercial research or development contracts on the product development effort for our current 40kW PowerBuoy system, including the development of the buoy structure, the power take off system and the power grid connection. We also began our efforts to increase the maximum rated output of our utility PowerBuoy system to 150kW.

Selling, general and administrative costs

Selling, general and administrative costs increased $0.6 million, or 25%, to $3.2 million in fiscal 2006, as compared to $2.6 million in fiscal 2005. The increase was primarily attributable to a $0.5 million increase in marketing expenses, including additional marketing personnel, and to increased professional fees.

Interest income, net

Interest income, net increased $0.1 million, or 9%, to $1.4 million in fiscal 2006, as compared to $1.3 million in fiscal 2005. The increase was attributable to higher interest rates in fiscal 2006, which were partially offset by a reduction of our cash, cash equivalents and bank-issued certificates of deposit balances between the two periods of approximately $6.3 million.

Other income

Other income in fiscal 2006 included the recognition of a one-time payment of $0.1 million in fiscal 2006 in connection with the termination of a license development agreement entered into in April 2003. See Note 8 to our consolidated financial statements appearing elsewhere in this prospectus.

Foreign exchange gain (loss)

In fiscal 2006, we had a foreign exchange loss of $1.0 million, as compared to a foreign exchange gain of $1.5 million in fiscal 2005. The difference was primarily attributable to the appreciation of the US dollar compared to the British pound between the two periods.

Income tax benefit

During fiscal 2006, we recorded an income tax benefit of approximately $0.1 million compared to an income tax benefit of approximately $29,000 recorded in fiscal 2005. The income tax benefit recorded in both periods resulted from our sale of New Jersey state net operating losses under a program offered by the State of New Jersey, and the increase from fiscal 2005 to fiscal 2006 reflected the sale of more state net operating losses in fiscal 2006 than in fiscal 2005. Because we believe we are no longer eligible to participate in this program, we do not expect to sell any additional New Jersey state net operating losses or research and development credits in the future.

Fiscal Years Ended April 30, 2004 and 2005

The following table contains selected statement of operations information, which serves as the basis of the discussion of our results of operations for the years ended April 30, 2004 and 2005:

	Fiscal Year Ended		Fiscal Year Ended		Change
	April 30, 2004		April 30, 2005		2005 Period to 2004 Period
		As a % of		As a % of
	Amount	Revenues	Amount	Revenues	$ Change	% Change

Revenues	$4,713,202	100%	$5,365,235	100%	$652,033	14%
Cost of revenues	4,319,850	92	5,171,521	96	850,671	20%

Gross profit	393,352	8	194,714	4	(198,638)	(50)%
Operating expenses:
Product development costs	255,958	5	904,618	17	648,660	253%
Selling, general and administrative costs	1,745,955	37	2,553,911	48	807,956	46%

Total operating expenses	2,001,913	42	3,458,529	64	1,456,616	73%

Operating loss	(1,608,561)	(34)	(3,263,815)	(61)	(1,655,254)	103%
Interest income, net	555,717	12	1,297,156	24	741,439	133%
Other income (expense)	(3,500,096)	(74)	1,545	0	3,501,641	(100)%
Foreign exchange gain	1,585,345	34	1,507,145	28	(78,200)	(5)%

Loss before income taxes	(2,967,595)	(63)	(457,969)	(9)	$2,509,626	85%
Income tax benefit	118,119	3	29,335	1	(88,784)	(75)%

Net loss	$(2,849,476)	(60)%	$(428,634)	(8)%	$2,420,842	(85)%

Revenues

Revenues increased by $0.7 million in fiscal 2005, or 14%, to $5.4 million as compared to $4.7 million in fiscal 2004. The increase in revenues was primarily attributable to the following factors:

•	Revenues relating to our autonomous PowerBuoy system increased by approximately $1.5 million as a result of a development and construction contract with Lockheed Martin for an autonomous PowerBuoy system that was deployed in September 2004.

•	Revenues relating to our utility PowerBuoy system increased by approximately $0.2 million as we began the development phase of the project for a wave power station off the coast of Spain in fiscal 2005.

•	Revenues increased by $0.4 million as a result of the recognition of revenue attributable to work performed on the demonstration wave power station that subsequently was deployed off the coast of New Jersey.

•	Revenues from our US Navy project in Hawaii decreased by approximately $1.2 million as a result of lower revenue recognized in fiscal 2005 relating to the first deployment of a PowerBuoy in Hawaii that occurred in the first month of fiscal 2005 and revenues decreased an additional $0.2 million as a result of a US Navy sponsored research contract that was completed during the first quarter of fiscal 2005 under which revenues were recognized for all of fiscal 2004.

Cost of revenues

Cost of revenues increased by $0.9 million in fiscal 2005, or 20%, to $5.2 million as compared to $4.3 million in fiscal 2004. The increase in the cost of revenues was primarily attributable to the increase in revenues. The decrease in gross margin reflected the higher level of labor-related and subcontractor costs in fiscal 2005.

Product development costs

Product development costs increased $0.6 million, or 253%, to $0.9 million in fiscal 2005, as compared to $0.3 million in fiscal 2004. The increase in product development costs was primarily attributable to our development efforts for the autonomous and utility PowerBuoy systems.

Selling, general and administrative costs

Selling, general and administrative costs increased $0.8 million, or 46%, to $2.6 million in fiscal 2005, as compared to $1.7 million in fiscal 2004. The increase was primarily attributable to increased costs of approximately $0.5 million as a result of our listing on the AIM market and increased costs of approximately $0.4 million related to our United Kingdom operations which commenced in September 2004.

Interest income, net

Interest income, net increased $0.7 million, or 133%, to $1.3 million in fiscal 2005, as compared to $0.6 million in fiscal 2004. The increase was attributable to a full year of interest income in fiscal 2005 on the proceeds from our stock offering on the AIM market in October 2003.

Other income (expense)

Other income was approximately $2,000 in fiscal 2005, compared to net other expense of $3.5 million in fiscal 2004. The $3.5 million expense in fiscal 2004 resulted from a one time $3.5 million charge at the time of our stock offering on the AIM market in October 2003 relating to a 1999 agreement between us and Tyco Electronics Corp. See Note 7 to our consolidated financial statements appearing elsewhere in this prospectus.

Foreign exchange gain

Foreign exchange gain decreased $0.1 million, or 5%, to $1.5 million in fiscal 2005, as compared to a foreign exchange gain of $1.6 million in fiscal 2004. The decrease in the foreign exchange gain was primarily attributable to lower balances of funds held in British pound-denominated cash equivalents and certificates of deposit.

Income tax benefit

During fiscal 2005, we recorded an income tax benefit of approximately $29,000 compared to an income tax benefit of $0.1 million recorded in fiscal 2004. The income tax benefit recorded in both periods resulted from our sale of New Jersey state net operating losses under a program offered by the State of New Jersey, and the decrease from fiscal 2004 to fiscal 2005 reflected the sale of fewer state net operating losses in fiscal 2005 than in fiscal 2004.

Liquidity and Capital Resources

Since our inception, the cash flows from customer revenues have not been sufficient to fund our operations and provide the capital resources for the planned growth of our business. For the three years ended April 30, 2006, our revenues were $11.8 million, our net losses were $10.4 million and our net cash used in operating activities was $9.4 million. Over that same period, we raised $38.7 million in financing activities. For the nine months ended January 31, 2007, revenues were $1.5 million and net cash used in operations was $6.6 million, reducing the capital resources available to fund our future operations and growth.

At January 31, 2007, our total cash, cash equivalents and certificates of deposit were $26.7 million. Our cash and cash equivalents are highly liquid investments with maturities of three months or less at the date of purchase and consist primarily of time deposits with large commercial banks. Our certificates of deposit are denominated in US dollars and British pounds. The certificates of deposit generally have a fixed maturity date of more than 90 days but less than one year from the date of purchase.

The primary drivers of our cash flows have been our ability to generate revenues and decrease losses related to our contracts, as well as our ability to obtain and invest the capital resources needed to fund our development. Net cash used in operating activities was $6.6 million for the nine months ended January 31, 2007. This primarily resulted from the net loss for the period of $5.5 million. We used $6.9 million of cash in investing activities for the nine months ended January 31, 2007, which consisted primarily of the purchases of certificates of deposit.

Net cash used in operating activities was $5.1 million for fiscal 2006. This primarily resulted from a net loss for the period of $7.1 million, increased by a $0.6 million reduction in our accounts payable and a $0.1 million reduction in our accrued expenses, partially offset by a $1.3 million decrease in our accounts receivable and unbilled receivables, a non-cash foreign exchange loss of $1.0 million and $0.2 million in depreciation and amortization. In fiscal 2006, the decrease in receivables was due to the large reduction in our revenues. The non-cash foreign exchange loss reflected our significant holdings of sterling-denominated certificates of deposit, which were impacted by the appreciation of the dollar against the British pound during fiscal 2006. Net cash provided by investing activities was $24.3 million for fiscal 2006 resulting primarily from $87.4 million in maturities of certificates of deposit partially offset by $62.7 million in purchases of certificates of deposit and $0.4 million in purchases of equipment and patent costs, as we invested in expanding our assembly and test facilities and developed several new patent applications as part of our ongoing investment in technology development. Net cash provided by financing activities was $0.1 million for fiscal 2006 resulting from the proceeds from the exercise of stock options.

Net cash used in operating activities was $1.9 million for fiscal 2005. This primarily resulted from the net loss for the period of $0.4 million and a non-cash foreign exchange gain of $1.5 million. The non-cash foreign exchange gain primarily reflected the impact of the appreciation of the British pound against the dollar on our holdings in sterling-denominated certificates of deposit. Changes in working capital were offset by non-cash adjustments relating to depreciation and amortization and compensation expenses related to stock option grants. Net cash used in investing activities was $25.1 million for fiscal 2005 and primarily consisted of $58.1 million in purchases of certificates of deposit, partially offset by $33.6 million in maturities of certificates of deposit. Net cash used in investing activities also reflected our $0.4 million investment in assembly and test equipment during the year. Net cash provided by financing activities was $0.2 million for fiscal 2005 resulting from the proceeds from the exercise of stock options.

We expect to devote substantial resources to continue our development efforts for our PowerBuoy systems and to expand our sales, marketing and manufacturing programs associated with the commercialization of the PowerBuoy system. Our future capital requirements will depend on a number of factors, including:

•	the success of our commercial relationships with Iberdrola, Total, the US Navy and Lockheed Martin;

•	the cost of manufacturing activities;

•	the cost of commercialization activities, including demonstration projects, product marketing and sales;

•	our ability to establish and maintain additional commercial relationships;

•	the implementation of our expansion plans, including the hiring of new employees;

•	potential acquisitions of other products or technologies; and

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs.

We believe that the net proceeds from this offering, together with our current cash and cash equivalents and certificates of deposit, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures at least through fiscal 2008. If existing resources are insufficient to satisfy our liquidity requirements or if we acquire or license rights to additional product technologies, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible securities could result in dilution to our stockholders. If additional funds are raised through the issuance of debt securities, these securities could have rights senior to those associated with our common stock and could contain covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us. If we are unable to obtain required financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our financial condition and operating results.

Contractual Obligations

Our major outstanding contractual obligations relate to our facilities leases. We have summarized in the table below our fixed contractual cash obligations as of April 30, 2006.

	Payments Due by Period
		Less Than	One to Three	Four to Five	More Than
	Total	One Year	Years	Years	Five Years

Long-term debt	$246,000	$12,000	(1)	(1)	(1)
Operating leases	$1,496,000	$233,000	$435,000	$414,000	$414,000

(1) Our long-term debt consists of an interest-free loan from the New Jersey Commission on Science and Technology. The amounts to be repaid each year are determined as a percentage of revenues we receive in that year from our customer contracts that meet criteria specified in the loan agreement, with any remaining amount due on January 15, 2012.

Off Balance Sheet Arrangements

Since inception we have not engaged in any off balance sheet financing activities.

Quantitative and Qualitative Disclosures About Market Risk

Our primary exposure to market risk is currently confined to our cash, cash equivalents and certificates of deposit. None of these items that we hold have maturities that exceed one year. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculative or trading purposes. Because the maturities of our cash, cash equivalents and certificates of deposit do not exceed one year, we do not believe that a change in market rates would have any significant impact on the realized value of our investments. We do not have market risk exposure on our long-term debt because it consists only of an interest-free loan from the New Jersey Board of Public Utilities.

We transact business in various countries and have exposure to fluctuations in foreign currency exchange rates. Foreign exchange gains and losses arise in the translation of foreign-denominated assets and liabilities, which may result in realized and unrealized gains or losses from exchange rate fluctuations. Since we conduct our business in US dollars and our functional currency is the US dollar, our main foreign exchange exposure, if any, results from changes in the exchange rate between the US dollar and the British pound sterling, the Euro and the Australian dollar.

We invest in certificates of deposit and maintain cash accounts that are denominated in British pounds, Euros and Australian dollars. These foreign denominated certificates of deposit and cash accounts had a balance of $17.0 million as of January 31, 2007 and $16.7 million as of April 30, 2006, compared to our total certificates of deposits and cash account balances of $26.7 million as of January 31, 2007 and $32.4 million as of April 30, 2006. These foreign currency balances are translated at each month end to our functional currency, the US dollar, and any resulting gain or loss is recognized in our results of operations.

In addition, a portion of our operations is conducted through our subsidiaries in countries other than the United States, specifically Ocean Power Technologies Ltd. in the United Kingdom, the functional currency of which is the British pound sterling, and Ocean Power Technologies (Australasia) Pty Ltd. in Australia, the functional currency of which is the Australian dollar. Both of these subsidiaries have foreign exchange exposure that results from changes in the exchange rate between their functional currency and other foreign currencies in which they conduct business. All of our international revenues for the year ended April 30, 2006 were recorded in Euros or British pounds. If the foreign currency exchange rates had fluctuated by 10% as of April 30, 2006, our foreign exchange loss would have changed by approximately $1.7 million.

We currently do not hedge exchange rate exposure. However, we assess the anticipated foreign currency working capital requirements and capital asset acquisitions of our foreign operations and attempt to maintain a portion of our cash, cash equivalents and certificates of deposit denominated in foreign currencies sufficient to satisfy these anticipated requirements. We also assess the need and cost to utilize financial instruments to hedge currency exposures on an ongoing basis and may hedge against exchange rate exposure in the future.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations set forth above are based on our consolidated financial statements, which have been prepared in accordance with US generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies require significant judgment and estimates by us in the preparation of our consolidated financial statements.

Revenue recognition and deferred revenue

Generally, we recognize revenue on the percentage-of-completion method based on the ratio of costs incurred to total estimated costs at completion. In certain circumstances, revenue under contracts that have specified milestones or other performance criteria may be recognized only when our customer acknowledges that such criteria have been satisfied. In addition, recognition of revenue (and the related costs) may be deferred for fixed-price contracts until contract completion if we are unable to reasonably estimate the total costs of the project prior to completion. Because we have a small number of contracts, revisions to the percentage of completion determination or delays in meeting performance criteria or in completing projects may have a significant effect on our revenue for the periods involved.

Upon anticipating a loss on a contract, we recognize the full amount of the anticipated loss in the current period. We had loss reserves of $1.3 million as of January 31, 2007 related to two contracts, $0.8 million as of April 30, 2006 related to one contract and $0.8 million as of April 30, 2005 related to two contracts. For the nine months ended January 31, 2007, due to a change in estimated costs, we recognized a loss of $0.5 million on our contract for a wave power station off the coast of Spain.

Unbilled receivables represent expenditures on contracts, plus applicable profit margin, not yet billed. Unbilled receivables are normally billed and collected within one year. Billings made on contracts are recorded as a reduction in unbilled receivables, and to the extent that those billings exceed costs incurred plus applicable profit margin, they are recorded as unearned revenues.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), which requires companies to recognize compensation expense for all stock-based payments to employees, including grants of employee stock options, in their statement of operations based on the fair value of the awards. We adopted SFAS 123(R) effective May 1, 2006 using the modified prospective method. Under this method, compensation cost is recognized for all share-based payments granted subsequent to April 30, 2006, awards modified after April 30, 2006, and the remaining portion of the fair value of unvested awards at April 30, 2006. Prior to May 1, 2006, we used the intrinsic value method to determine values used in our pro forma stock-based compensation disclosures.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107, or SAB 107, which provides guidance regarding the implementation of SFAS 123(R). In particular, SAB 107 provides guidance regarding calculating assumptions used in stock-based compensation valuation models, the classification of stock-based compensation expense, the capitalization of stock-based compensation costs and disclosures in filings with the SEC.

Determining the appropriate fair-value model and calculating the fair value of stock-based awards at the date of grant using any valuation model requires judgment. We use the Black-Scholes option pricing model to estimate the fair value of employee stock options, consistent with the provisions of SFAS 123(R). Option pricing models, including the Black-Scholes model, require the use of input assumptions, including expected volatility, expected term and the expected dividend rate. Because our stock is not currently publicly traded in the United States, we do not have an observable share-price volatility for the United States capital markets; therefore, we estimate our expected volatility based on that of what we consider to be similar publicly-traded companies and expect to continue to do so until such time as we have adequate historical data from our traded share price in the United States. We did not estimate our expected volatility based on the price of our common stock on the AIM market because we do not believe, based on the historically low trading volume of our shares on that market, that the price of our common stock on the AIM market is an appropriate indicator of the expected volatility of our common stock. Prior to fiscal 2007, we estimated the expected term of our options using our best estimate of the period of time from the grant date that we expect the options to remain outstanding. Beginning in fiscal 2007, we estimate the expected term using the average midpoint between the vesting terms and the contractual terms of our options as described in SAB 107. If we determine another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these input assumptions is prescribed by authoritative guidance, the fair value calculated for future stock-based awards could change significantly. Higher volatility and longer expected terms have a significant impact on the value of stock-based compensation determined at the date of grant. The expected dividend rate is not as significant to the calculation of fair value.

In addition, SFAS 123(R) requires us to develop an estimate of the number of stock-based awards that will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the consolidated financial statements during the quarter of the change. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the consolidated financial statements. These adjustments affect our cost of revenues, product development costs and selling, general and administrative costs. Through the nine months ended January 31, 2007, the effect of forfeiture adjustments on our consolidated financial statements has been insignificant. The expense we recognize in future periods could differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

As a result of the adoption of SFAS 123(R), we recorded stock compensation expense of $0.9 million in the nine months ended January 31, 2007.

Income taxes

We account for income taxes in accordance with SFAS No. 109, Accounting for Income, or SFAS 109. Under this method, we determine deferred tax assets and liabilities based upon the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, as well as credit and net operating loss carryforwards, using enacted tax rates in effect for the year in which such items are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenues, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, giving rise to a deferred tax asset. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. As discussed in Note 12 to our consolidated financial statements included in this prospectus, we have established valuation allowances for the full value of our net deferred tax assets, which were $10.1 million as of April 30, 2006 and $12.1 million as of January 31, 2007.

Recent Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board issued SFAS No. 154, Accounting Changes and Error Corrections, or SFAS 154, which requires entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes, which previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principle in the current period’s net income or loss. SFAS No. 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under Accounting Principles Board Opinion No. 20, such a change would have been reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption is not expected to have a material effect on our financial position or results of operations.

In July 2006, the Financial Accounting Standards Board issued Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition and measurement method for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently analyzing the effects of FIN 48 but do not expect it to have a material effect on our financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 becomes effective during our 2007 fiscal year. We do not expect the adoption of SAB 108 to have a material impact on our consolidated financial statements.

Change in Accountants

Deloitte & Touche LLP previously served as our independent registered public accounting firm. On July 27, 2004, the audit committee of our board of directors directed us to seek proposals from several accounting firms, with respect to the audit of our consolidated financial statements for the fiscal year ended April 30, 2005. On or about August 10, 2004, Deloitte & Touche LLP notified us that it declined to stand for reappointment as our independent auditors for the fiscal year ended April 30, 2005.

Deloitte & Touche LLP’s audit reports on our consolidated financial statements as of and for the years ended April 30, 2003 and 2004 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audits of our financial statements as of April 30, 2003 and 2004 and for the years then ended and during the interim period from May 1, 2004 until the date Deloitte & Touche LLP notified us that it declined to stand for reappointment as our independent auditors, there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreement in connection with its audit reports related to our fiscal 2003 and 2004 consolidated financial statements. During our two fiscal years ended April 30, 2003 and 2004 and during the interim period from May 1, 2004 until the date Deloitte & Touche LLP notified us that it declined to stand for reappointment as our independent auditors, there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

On November 24, 2004, the audit committee of our board of directors appointed KPMG LLP as our new independent registered public accounting firm for the fiscal year ended April 30, 2005. We did not consult with KPMG LLP on any financial or accounting reporting matters before its appointment.

BUSINESS

Overview

We develop and are commercializing proprietary systems that generate electricity by harnessing the renewable energy of ocean waves. The energy in ocean waves is predictable, and electricity from wave energy can be produced on a consistent basis at numerous sites located near major population centers worldwide. Wave energy is an emerging segment of the renewable energy market. Based on our proprietary technology, considerable ocean experience, existing products and expanding commercial relationships, we believe we are the leading wave energy company.

We currently offer two products as part of our line of PowerBuoy® systems: a utility PowerBuoy system and an autonomous PowerBuoy system. Our PowerBuoy system is based on modular, ocean-going buoys, which we have been ocean testing for nearly a decade. The rising and falling of the waves moves the buoy-like structure creating mechanical energy that our proprietary technologies convert into electricity. We have tested and developed wave power generation and control technology using proven equipment and processes in novel applications. Our two products are designed for the following applications:

•	Our utility PowerBuoy system is capable of supplying electricity to a local or regional electric power grid. Our wave power stations will be comprised of a single PowerBuoy system or an integrated array of PowerBuoy systems, plus the remaining components required to deliver electricity to a power grid. We intend to sell our utility PowerBuoy system to utilities and other electrical power producers seeking to add electricity generated by wave energy to their existing electricity supply.

•	Our autonomous PowerBuoy system is designed to generate power for use independently of the power grid in remote locations. There are a variety of potential applications for this system, including sonar and radar surveillance, offshore cellular phone service, tsunami warning, oceanographic data collection, offshore platforms and offshore aquaculture.

From October 2005 to October 2006, we operated a demonstration PowerBuoy system with a maximum peak, or rated, output of 40 kilowatts, or kW, off the coast of New Jersey under a contract with the New Jersey Board of Public Utilities. This PowerBuoy system has been removed from the ocean and is currently undergoing planned maintenance prior to re-deployment. No other PowerBuoy systems are currently deployed.

Our product development and engineering efforts are focused on increasing the maximum rated output of our utility PowerBuoy system from the current 40kW to 150kW in 2007, then to 250kW in 2008 and ultimately to 500kW in 2010. We believe by increasing system output, we will be able to decrease the cost per kW of our PowerBuoy system and the cost per kilowatt hour of the energy generated. In addition, we are focusing on expanding our key commercial opportunities for both the utility and the autonomous PowerBuoy systems. We currently have commercial relationships with the following:

•	Iberdrola S.A., or Iberdrola, which is a large electric utility company located in Spain and one of the largest renewable energy producers in the world, Total S.A., or Total, which is one of the world’s largest oil and gas companies, and two Spanish governmental agencies for the first phase of the construction of a 1.39 megawatt, or MW, wave power station off the coast of Santoña, Spain. We currently plan to deploy an initial 40kW PowerBuoy system for this project by October 2007.

•	Iberdrola and Total to evaluate the development of a wave power station off the coast of France.

•	The United States Navy to develop and build a wave power station at the US Marine Corps Base in Oahu, Hawaii that we believe will serve as a prototype wave power station for the installation of wave power stations at other US Navy bases. One PowerBuoy system was installed in connection with this project for a total of eight months over a two-year period. We plan to deploy an improved system in April 2007.

•	Lockheed Martin Corporation to market cooperatively with us our autonomous PowerBuoy system for use with Lockheed Martin equipment. Lockheed Martin successfully completed an ocean test of an autonomous PowerBuoy system in September 2004.

As part of our marketing efforts, we use demonstration wave power stations to establish the feasibility of wave power generation. In addition to the demonstration PowerBuoy system operated off the coast of New

Jersey, we plan to develop and operate two additional demonstration wave power stations. Unlike the New Jersey power system, these demonstration wave power stations will, if approved and constructed as planned, be connected to the local power grids. In February 2006, we received approval from the South West of England Regional Development Agency to install a 5MW demonstration wave power station off the coast of Cornwall, England. In February 2007, the US Federal Energy Regulatory Commission granted us a preliminary permit to evaluate the feasibility of a location off the coast of Reedsport, Oregon for the proposed construction and operation of a wave power station with an anticipated maximum rated output of 50MW, of which up to the first 5MW will be a demonstration wave power station. In February 2007, we signed a cooperative agreement with a utility partner, Pacific Northwest Generating Cooperative, for the development of a wave power station. We plan to generate incremental revenue from the demonstration wave power stations by selling electricity to utilities. Also, in March 2007, we were awarded a conditional grant from the Scottish Ministers’ Wave and Tidal Energy Support Scheme, managed by the Scottish Executive. This grant is for the design, manufacture and installation of a 150kW PowerBuoy system in Orkney, Scotland.

In January 2007, we filed applications with the US Federal Energy Regulatory Commission for preliminary permits to evaluate the feasibility of two locations, off the coasts of Coos Bay, Oregon and Newport, Oregon, for the proposed construction and operation of wave power stations, each with an anticipated maximum rated output of 100MW.

Our Market

Global demand for electric power is expected to increase from 14.8 trillion kilowatt hours in 2003 to 30.1 trillion kilowatt hours by 2030, according to the Energy Information Administration, or the EIA. To meet this demand, the International Energy Agency, or the IEA, estimates that investments in new generating capacity will exceed $4 trillion in the period from 2003 to 2030, of which $1.6 trillion will be for new renewable energy generation equipment.

According to the IEA, fossil fuels such as coal, oil and natural gas generated over 60% of the world’s electricity in 2002. However, a variety of factors are contributing to the development of renewable energy systems that capture energy from replenishable natural resources, including ocean waves, flowing water, wind and sunlight, and convert it into electricity.

•	Rising cost of fossil fuels. The cost of fossil fuel used to generate electricity has been rising. From 2000 to 2005 in the United States, the cost of coal used for electricity generation increased by 28%, the cost of natural gas used for electricity generation increased by 91% and the cost of oil used for electricity generation increased by 64%.

•	Dependence on energy from foreign sources. Many countries, including the United States, Japan and much of Europe, depend on foreign resources for a majority of their domestic energy needs. Concerns over political and economic instability in some of the leading energy producing regions of the world are encouraging consuming countries to diversify their sources of energy.

•	Environmental concerns. Environmental concerns regarding the by-products of fossil fuels have led many countries and several US states to agree to reduce emissions of carbon dioxide and other gases associated with the use of fossil fuels and to adopt policies promoting the development of cleaner technologies.

•	Government incentives. Many countries have adopted policies to provide incentives for the development and use of renewable energy sources, such as subsidies to encourage the commercialization of renewable energy power generation.

•	Infrastructure constraints. In many parts of the world, the existing electricity infrastructure is insufficient to meet projected, and in some places existing, demand. Expansion of generating capacity from existing energy sources is frequently hindered by significant regulatory, political and economic constraints.

As a result of these and other factors, the EIA projects that grid-connected generating capacity fueled by renewable energy resources will continue to grow over the next 25 years.

Wave Energy

The energy in ocean waves is a form of renewable energy that can be harnessed to generate electricity. Ocean waves are created when wind moves across the ocean surface. The interaction between the wind and the ocean surface causes energy to be exchanged. At first, small waves occur on the ocean surface. As this process continues, the waves become larger and the distance between the tops of the waves becomes longer. The size of the waves, and the amount of energy contained in the waves, depends on the wind speed, the time the wind blows over the waves and the distance it covers. The rising and falling of the waves moves our PowerBuoy system creating mechanical energy that our proprietary technologies convert into usable electricity.

There are a variety of benefits to using wave energy for electricity generation.

•	Scalability within a small site area. Due to the tremendous energy in ocean waves, wave power stations with high capacity — 50MW and above — can be installed in a relatively small area. We estimate that, upon completion of the development of our 500kW PowerBuoy system, we would be able to construct a wave power station that would occupy less than one-tenth of the ocean surface occupied by an offshore wind power station of equivalent capacity.

•	Predictability. The supply of electricity from wave energy can be forecasted in advance. The amount of energy a wave thousands of miles away will have when it arrives at a wave power station days later can be calculated based on satellite images and meteorological data with a high degree of accuracy. Customers can use this information to develop sourcing plans to meet their short-term electricity needs.

•	Constant Source of Energy. The annual flow of waves at specific sites can be relatively constant. Based on our studies and analysis of our target sites, we believe our wave power stations will be able to produce usable electricity for approximately 90% of all hours during a year.

There are currently several approaches, in different stages of development, for capturing wave energy and converting it into electricity. Methods for generating electricity from wave energy can be divided into two general categories: onshore systems and offshore systems. Our PowerBuoy system is an offshore system. Offshore systems are typically located one to five miles offshore and in water depths of between 100 and 200 feet. The system can be above, on or below the ocean surface. Many offshore systems utilize a floatation device to harness wave energy. The heaving or pitching of the floatation device due to the force of the waves creates mechanical energy, which is converted into electricity by various technologies. Onshore systems are located at the edge of the shore, often on a sea cliff or a breakwater and typically must concentrate the wave energy first before using it to drive an electrical generator. Although maintenance costs of onshore systems may be less than those associated with offshore systems, there are a variety of disadvantages with these systems. As waves approach the shore, the energy in the waves decreases; therefore, onshore wave power stations do not take full advantage of the amount of energy that waves in deeper water produce. In addition, there are a limited number of suitable sites for onshore systems and there are environmental and possible aesthetic issues with these wave power stations due to their size and location on the seashore.

The scalability, predictability, constancy and limited environmental impact of offshore wave energy systems such as ours compare favorably with many other renewable energy technologies.

•	Hydroelectric power generates electricity by capturing energy from flowing waters typically stored in and then released from reservoirs. The expansion of hydroelectric power may be limited due to the environmental and ecological impact of hydroelectric power stations.

•	Wind power generates electricity by using wind turbines to harness the energy produced as a result of the wind’s motion and to convert it into electricity. Wind turbine structures, which can be over 300 feet high and have blades with a span over 200 feet wide, require locations with plenty of open space and high average wind speeds. Due to the perceived aesthetic impact of wind turbines, some local governments have zoning restrictions prohibiting the installation of wind farms. In addition, because of their usual proximity to the shore, offshore wind farms share some of the same perceived aesthetic challenges as onshore wind farms.

•	Solar power generates electricity from sunlight. Since the sun’s energy is not always available and is widely scattered, current solar power technology is not scalable to create a large power station for supplying power to the grid.

•	Tidal power captures energy contained in moving water due to tides and water current power captures energy contained in ocean and river flows and non-tidal currents. Both of these technologies require specific geographic characteristics for installation, which limits the availability of suitable sites.

Our Competitive Advantages

We believe that our technology for generating electricity from wave energy and our commercial relationships give us several potential competitive advantages in the renewable energy market.

•	Our PowerBuoy system uses an ocean-tested technology to generate electricity.

•	We have been conducting ocean tests for nearly a decade in order to prove the viability of our technology. We initiated our first ocean installation in 1997 and have had several deployments of our systems for testing and operation since then, the longest of which has lasted 12 months. Our PowerBuoy systems have survived several hurricanes and winter storms while installed in the ocean.

•	We have had an operational demonstration PowerBuoy system off the coast of New Jersey since October 2005, which system was removed from the ocean for maintenance in October 2006, and currently plan to build and deploy two additional demonstration wave power stations that, unlike the PowerBuoy system in New Jersey, will provide electricity to the local power grids. In February 2006, we received approval from the South West of England Regional Development Agency to install a demonstration wave power station off the coast of Cornwall, England and in February 2007, the US Federal Energy Regulatory Commission granted us a preliminary permit to evaluate the feasibility of a wave power station off the coast of Reedsport, Oregon, a portion of which will be for demonstration purposes.

•	Our PowerBuoy system is efficient in harnessing wave energy.

•	Our PowerBuoy system is designed to efficiently convert wave energy into electricity by using onboard sensors to detect actual wave conditions and then to automatically adjust the performance of the generator using our proprietary electrical and electronics-based control systems in response to that information.

•	One measure of the efficiency of an electric power generation system is load factor. The load factor is the percent of kilowatt hours produced by a system in a given period as compared to the total possible kilowatt hours that could be produced by the system in that period. A high load factor indicates a high degree of utilization of the capacity of the system and provides a means to compare the efficiencies of different energy sources to produce equivalent power outputs (without taking into account the relative costs of constructing such systems). Since we have not yet operated a wave power station, we do not have a measured load factor. However, based on our research and analysis, we believe the load factor for a PowerBuoy wave power station located at most of our targeted sites would be in the range of 30% to 45%.

•	Our PowerBuoy system takes advantage of time-tested and well-known technology.

•	Our PowerBuoy system is designed to combine features of ocean-going buoys with advanced electrical and electronics-based systems. Since standard ocean-going buoys have been deployed in maritime applications for decades, their survival and risk profiles are known and proven. By using electrical, rather than mechanical, engineering solutions whenever possible, we are able to control materials, construction and other capital costs while maintaining reliability.

•	Our PowerBuoy system can be built using easily sourced components supplied by third parties. Due to the PowerBuoy system’s modular design, total construction time is minimized as multiple components can be built simultaneously, and generating capacity can be scaled up or down by incrementally adding or subtracting groups of PowerBuoy units. In addition, our PowerBuoy system can be deployed using common maritime techniques.

•	Numerous potential sites for our wave power stations are located near major population centers worldwide.

•	Our systems are designed to work in sites with average annual wave energy of at least 20kW per meter of wave front, which can be found in many coastal locations around the world. In particular, we are targeting coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan. These potential sites not only have appropriate natural resources for harnessing wave energy, but they are also located near large population centers with significant and increasing electricity requirements. Due to seasonal and local variations, water depth and the effect of particular locations of islands and other geographical features, it is not necessarily the case that all locations in our targeted coastal areas are suitable sites for our systems.

•	We have significant commercial relationships.

•	Our current projects with Iberdrola and Total provide us with an initial opportunity to sell our wave power stations to utilities. By collaborating with leaders in renewable energy development, we believe we are able to accelerate both our in-house knowledge of the utility power generation market and our reputation as a credible renewable energy equipment supplier. If these projects are successful, we intend to leverage our experiences with the Spain and France projects to add wave power stations, new customers and complementary revenue streams from operations and maintenance contracts similar to the agreement we have in connection with the Spain project.

•	For certain customers in need of electricity solutions independent of the grid in defense and related markets, our marketing relationship with Lockheed Martin will enable us to offer a complete solution — both equipment and power generation for that equipment — thereby maximizing the marketability of our autonomous PowerBuoy system for these remote applications.

•	With the funding from the US Navy, we have been able to refine our PowerBuoy system while simultaneously preparing for commercial deployment to address a particular customer need. If we are able to successfully deploy PowerBuoy systems for the US Navy, we believe our market visibility will be significantly enhanced.

•	Our PowerBuoy system has the potential to offer a cost competitive renewable energy power generation solution.

•	Our product development and engineering efforts are focused on increasing the maximum rated output of our utility PowerBuoy system from the current 40kW to 150kW in 2007, then to 250kW in 2008 and ultimately to 500kW in 2010. Assuming we are able to reach manufacturing levels of at least 300 units of 500kW PowerBuoy systems per year, we believe, based upon our research and analysis, that the economies of scale we would have with our fabricators would allow us to offer a renewable electricity solution that competes on a non-subsidized basis with the price of wholesale electricity in key markets. We expect to complete development of our 500kW PowerBuoy system in 2010.

•	Prior to achieving full production levels of the 500kW PowerBuoy system, if we achieve economies of scale for our 150kW or 250kW PowerBuoy systems, we expect to be able to offer a renewable electricity solution that competes with the price of electricity from traditional sources in certain local markets where the current retail price of electricity is relatively high or where sufficient subsidies are available.

•	Our systems are environmentally benign and aesthetically non-intrusive.

•	We believe that our PowerBuoy system does not present significant risks to marine life and does not emit significant levels of pollutants. In connection with our demonstration project at the US Marine Corps Base in Hawaii, our customer, the US Navy, obtained an independent environmental assessment of our PowerBuoy system prior to installation, as required by the National Environmental Policy Act. Although our project for the US Navy only contemplates an array of up to six PowerBuoy systems in Hawaii, we believe that PowerBuoy systems deployed in other geographic locations, including larger PowerBuoy systems under development and multiple-system wave power stations, would have minimal environmental impact due to the physical similarities with the tested system.

•	Since our PowerBuoy systems are typically located one to five miles offshore, PowerBuoy wave power stations are usually not visible from the shore. Visual impact is often cited as one of the reasons that many communities have opposed plans to develop power stations. Our PowerBuoy system has the distinct advantage of having only a minimal visual profile. Only a small portion of the unit is visible at close range, with the bulk of the unit hidden below the water.

Our Business Strategy

Our goal is to strengthen our leadership in developing wave energy technologies and commercializing wave power stations and related services. In order to achieve this goal, we are pursuing the following business strategies:

•	Concentrate sales and marketing efforts on four geographic markets. We are focusing our sales and marketing efforts over the next three years on coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan. We believe that each of these areas represents a strong potential market for our PowerBuoy wave power stations because they combine appropriate wave conditions, political and economic stability, large population centers, high levels of industrialization and significant and increasing electricity requirements.

•	Continue to increase PowerBuoy system output. Our product development and engineering efforts are focused on increasing the output of our PowerBuoy systems from 40kW to 500kW. We plan to increase the rated output of our PowerBuoy system to 150kW in 2007, to 250kW in 2008 and ultimately to 500kW in 2010. The key to increasing the rated output of the PowerBuoy system is to increase the system’s efficiency as well as its diameter. If we increase the size of a PowerBuoy system, we will be able to increase the amount of wave energy the system can capture and, in turn, increase the output of the system. For example, if we double the size of the unit’s diameter, we will approximately quadruple its power capacity. We believe that by increasing system output, we will be able to decrease the cost per kW of our PowerBuoy system and the cost per kilowatt hour of the energy generated.

•	Construct demonstration wave power stations to encourage market adoption of our wave power stations. Our demonstration wave power stations are intended to allow us to prove the viability of our PowerBuoy systems in a particular region. By enabling customers to experience our technology first-hand, we believe we will be able to facilitate our entry into our target markets. In addition, demonstration wave power stations provide us with the opportunity to test and refine our technology in actual operating conditions. In February 2006, we were approved by the South West of England Regional Development Agency to install a 5MW demonstration wave power station off the coast of Cornwall, England. In February 2007, the US Federal Energy Regulatory Commission granted us a preliminary permit to evaluate the feasibility of a location off the coast of Reedsport, Oregon for the proposed construction and operation of a wave power station with a maximum rated output of 50MW, of which up to the first 5MW will be a demonstration wave power station. The Cornwall and Reedsport power station will, if approved and constructed as planned, be connected to local power grids.

•	Leverage customer relationships to enhance the commercial acceptance of our utility PowerBuoy system. We currently have commercial relationships with Iberdrola and Total for two projects. We are in the first phase of the construction of a 1.39MW wave power station off the coast of Santoña, Spain, which phase is to be completed by June 30, 2008. We, along with affiliates of Iberdrola and Total, are currently assessing the viability of a 2 to 5MW power station off the coast of France. In addition, we believe that our project at the US Marine Corps Base in Oahu, Hawaii will serve as a prototype wave power station for the installation of wave power stations at other US Navy bases. We intend to build on these existing commercial relationships both by expanding the number and size of projects we have with our current customers and by entering into new alliances and commercial relationships with other utilities and independent power producers.

•	Expand revenue streams from our autonomous PowerBuoy system. The autonomous PowerBuoy system addresses specific power generation needs of customers requiring off-grid electricity generation in remote locations in the open ocean. Since our PowerBuoy systems are well suited for many of these uses, we do not expect that they will require subsidies or other price incentives for commercial acceptance. This equipment might be used for powering sonar and radar surveillance, offshore cellular phone service, tsunami warning, oceanographic data collection, offshore platforms and offshore aquaculture. We have entered into a marketing cooperation agreement with Lockheed Martin to identify marketing opportunities for use of our autonomous PowerBuoy system to power Lockheed Martin equipment in remote locations.

•	Maximize revenue opportunities with existing customers. In January 2007, we entered into an agreement for the monitoring, operation and maintenance of the 40kW PowerBuoy system and the ocean-based substation and infrastructure to be manufactured and deployed in connection with the first phase of the Spain project. Under this agreement, we will be paid a fixed fee for scheduled maintenance, ongoing operations and other routine services and fees to be negotiated for unscheduled repairs. We plan to pursue similar operations and maintenance contracts with future customers, including for our France project, in order to provide us with ongoing revenue streams.

Our Products

We offer two types of PowerBuoy systems: our utility PowerBuoy system, which is designed to supply electricity to a local or regional electric power grid, and our autonomous PowerBuoy system, which is designed to generate power for use independently of the power grid in remote locations. Both products use the same PowerBuoy technology.

Pictured below is our 40kW utility PowerBuoy system at our facilities in New Jersey and installed in the ocean off the coast of New Jersey.

Our PowerBuoy system consists of a floating buoy-like device that is loosely moored to the seabed so that it can freely move up and down in response to the rising and falling of the waves, as well as a power take off device, an electrical generator, a power electronics system and our control system, all of which are sealed in the unit.

The power take off device converts the mechanical stroking created by the movement of the unit caused by ocean waves into rotational mechanical energy, which, in turn, drives the electrical generator. The power electronics system then conditions the output from the generator into usable electricity. The operation of the PowerBuoy system is controlled by our customized control system.

The control system uses sophisticated sensors and an onboard computer to continuously monitor the PowerBuoy subsystems as well as the height, frequency and shape of the waves interacting with the PowerBuoy system. The control system collects data from the sensors and uses proprietary algorithms to electrically adjust the performance of the PowerBuoy system in real-time and on a wave-by-wave basis. By making these electrical adjustments automatically, the PowerBuoy system is able to maximize the amount of usable electricity generated from each wave. We believe that this ability to optimize the performance of the PowerBuoy system in real-time is a significant advantage of our product.

In the event of storm waves larger than 13 feet, the control system automatically locks down the PowerBuoy system and electricity generation is suspended. When the wave heights return to a normal operating range of 13 feet or less, the control system automatically unlocks the PowerBuoy system and electricity generation and transmission recommences. This safety feature prevents the PowerBuoy system from being damaged by the increased amount of energy in storm waves.

Our 40kW PowerBuoy system has a maximum diameter of 12 feet near the surface, and is 52 feet long, with approximately 13 feet of the PowerBuoy system protruding above the surface of the ocean. Larger PowerBuoy systems will be slightly longer and have a larger diameter. For example, our 500kW PowerBuoy system, once developed and manufactured, is expected to have a maximum diameter of approximately 62 feet and be approximately 128 feet long with approximately 26 feet protruding above the ocean surface.

Utility PowerBuoy System

The utility PowerBuoy system is designed to transmit electricity to shore by an underwater power cable, which would then be connected to a power grid. Our utility PowerBuoy system presently has a capacity of 40kW, which we are working to increase to 150kW in 2007, to 250kW in 2008 and ultimately to 500kW in 2010. The utility PowerBuoy system is designed to be positioned in water with a depth of 100 to 200 feet, which can usually be found one to five miles offshore. This depth allows the system to capture meaningful amounts of energy from the waves, since decreasing water depth depletes the energy in the waves.

The mooring system for keeping a utility PowerBuoy system in position connects it by slack lines to three floats that, in turn, are connected by slack lines to three anchors. This is a well-established mooring system, referred to as three-point mooring, which we have improved upon with various technologies that reduce cost and deployment time.

We refer to the entire utility power generation system at one location as a wave power station, which can either be comprised of a single PowerBuoy system or an integrated array of PowerBuoy systems connected to an underwater cable to transmit the electricity to shore. Our system is designed to be scalable as multiple PowerBuoy units can be integrated to create a wave power station with a larger output capacity. An array of PowerBuoy systems would typically be arranged in three staggered rows parallel to the incoming wave front to form a long rectangle. This staggered arrangement would maximize the level of wave energy that the wave power station can capture. For example, to create the planned 1.39MW station off the coast of Santoña, Spain, we intend to use an array of one 40kW PowerBuoy system and nine 150kW PowerBuoy systems arranged in three staggered parallel rows of two or four PowerBuoy systems each.

We have not yet deployed a wave power station consisting of an array of two or more PowerBuoy systems. We have completed the design of arrays, but have not conducted ocean testing or otherwise installed in the ocean a multiple-system wave power station. In particular, unlike single-system power stations, multiple-system power stations require use of an underwater substation to connect the cables from, and collect the electricity generated by, each PowerBuoy system in the array. If our underwater substation does not work as we anticipate, we will need to design an alternative system, which could delay our business plans. In addition, unanticipated issues may arise with the logistics and mechanics of deploying and maintaining multiple PowerBuoy systems at a single site and the additional equipment associated with these multiple-system wave power stations.

We are also exploring the use of our utility PowerBuoy systems for applications that include generating electricity for desalination of water, hydrogen production, water treatment and natural resource processing. In these instances, the power generated by the utility PowerBuoy system would bypass the grid and be delivered directly to the point of electricity consumption.

Autonomous PowerBuoy System

The autonomous PowerBuoy system is based on the same technology as the utility PowerBuoy system but is designed for electricity generation of relatively low amounts of power for use independently of the power grid in remote locations. The autonomous PowerBuoy system currently has a maximum rated output ranging from 300 watts to 40kW, depending on the application. Our autonomous PowerBuoy system is designed to operate anywhere in the ocean and in any depth of water.

We expect that autonomous PowerBuoy systems will generally be suitable for use on a stand-alone basis for providing power for specific applications, including sonar and radar surveillance, offshore cellular phone service, tsunami warning, oceanographic data collection, offshore platforms and offshore aquaculture.

Product Deployments

The following chart describes the current status of recent and planned deployments of our PowerBuoy systems. As of January 31, 2007, no PowerBuoy systems are in the water as our PowerBuoy system previously deployed off the coast of New Jersey is undergoing planned maintenance out of the water. The deployments are in most cases subject to further negotiation and agreement with third parties, including joint venture partners, and the receipt of necessary government permits and other approvals.

	Customer or Power		Planned
Location	Producer	Project Objective	Capacity and Use	Status

Utility PowerBuoy Systems

Santoña, Spain	Iberdrola, Total and regional and federal Spanish government agencies	Commercial electricity supply to Spain	1.39MW for grid connection	Planning phase complete; have begun construction of a 40kW PowerBuoy and underwater infrastructure; awarded operations and maintenance contract

West Coast, France	Iberdrola and Total	Commercial electricity supply to France	2 to 5MW for grid connection	In the planning and development phase

Marine Corps Base, Oahu, Hawaii	United States Navy	Demonstrate viability of wave power stations for use at US Navy bases	Electricity supply for grid connection at naval base	One system installed for a total of eight months over a two-year period; an improved system is planned to be deployed in April 2007

Cornwall, England	Wave power station to be operated by us as an independent power producer	Demonstration wave power station; commercial power supply to Cornwall, England	5MW for grid connection	In the planning and development phase

Reedsport, Oregon	Initial 5MW wave power station to be operated by us as an independent power producer	Demonstration wave power station; commercial power supply to Oregon	Initial 5MW and up to 50MW total planned for grid connection	Preliminary permit granted for 50MW wave power station; cooperative agreement signed with utility partner

Orkney, Scotland	Scottish Executive	Demonstrate operation of 150kW PowerBuoy	150kW PowerBuoy for grid connection	In the planning and development phase

Autonomous PowerBuoy Systems

Atlantic City, New Jersey	New Jersey Board of Public Utilities	Demonstrate viability of PowerBuoy system off the coast of New Jersey	One free-standing demonstration system with a maximum rated output of 40kW	Deployed from October 2005 to October 2006; undergoing scheduled routine maintenance out of the water

Gray’s Harbor, Washington (completed)	Lockheed Martin	Temporary installation to demonstrate ability to power underwater sensing and communications equipment	Up to 1kW for distributed power use on location	Testing completed successfully

	Customer or Power		Planned
Location	Producer	Project Objective	Capacity and Use	Status

Free-standing ocean sites to be determined	US Department of Homeland Security	Design, analysis and planning of an ocean-based system to be used for detection and tracking of ocean vessels	Output to be determined; to be used for on location distributed power	Initial phase completed; further development subject to US Department of Homeland Security and other governmental approvals

Status of Utility PowerBuoy System Deployments

Our projects in Spain, France and Hawaii are being conducted in conjunction with third-party customers. We have completed the planning phase for the wave power station to be located at Santoña, Spain and currently have begun construction of a 40kW PowerBuoy system and the underwater infrastructure for the wave power station. We are paid in connection with this project as we complete milestones, which include deployment of a 40kW PowerBuoy system. Under our agreement for this first phase of construction, our revenues are limited to reimbursement for our construction costs without any mark-up and we are required to bear the first €0.5 million, or approximately $0.6 million, of any cost overruns. As of January 31, 2007, we had recognized an anticipated loss of $0.5 million under this contract. Consistent with our revenue recognition policies, each quarter we evaluate if additional loss amounts need to be recognized. In addition, the second phase of this project contemplates deployment of nine additional 150kW PowerBuoy systems and connection of the ten total PowerBuoy systems in an integrated array. The economic and other terms relating to the second phase of the project have not been negotiated. Although we plan to enter into an agreement prior to the completion of the first phase, which is expected to be in December 2009, we may not be able to successfully negotiate and enter into such an agreement. We have not completed development and testing of a 150kW PowerBuoy system and have not yet deployed a wave power station consisting of an array of two or more PowerBuoy systems. We currently plan to deploy the initial 40kW PowerBuoy system by October 2007 and the remainder of the PowerBuoy systems by April 2009.

The wave power station to be located off the west coast of France is in the planning and development phase. We currently anticipate extending the current development contract until June 2008. Before we begin construction of this wave power station, we must enter into an additional agreement with affiliates of Iberdrola and Total. Until we enter into an additional agreement, we will not receive any additional revenue in respect of the France project. We currently plan to enter into an agreement for the construction of a wave power station prior to the expiration of any extension of the current agreement in June 2008. The economic and other terms of the construction contract have not yet been negotiated, and we may not be able to successfully negotiate such an agreement.

At the Marine Corps Base in Oahu, Hawaii, we had installed a wave power system for a total of eight months over a two-year period. We are currently constructing and testing an improved PowerBuoy system that we plan to deploy in April 2007. The US Navy reimburses us for our costs and pays us a fixed fee in connection with this project. Our current contract with the US Navy expires in April 2008.

Our projects in England and Oregon are currently being funded solely by us. In February 2006, we received approval from the South West of England Regional Development Agency to install a wave power station off the coast of Cornwall, England. We are currently in the planning and development stage. This wave power station will serve as demonstration wave power station, which we intend to operate as an independent power producer. We plan to collect incremental revenue from the sale of power to electrical utilities. However, we currently do not have any revenue-generating contracts in place with respect to this project, and we may not be able to successfully negotiate and enter into any such contracts.

In February 2007, the US Federal Energy Regulatory Commission granted us a preliminary permit to evaluate the feasibility of a location off the coast of Reedsport, Oregon for the proposed construction and operation of a wave power station with anticipated capacity of 50MW. We plan to operate up to the first 5MW as an independent producer, whereby we would collect revenue from the sale of power to electrical utilities.

However, we currently do not have any revenue-generating contracts in place with respect to this project. We plan to construct the additional 45MW under a supply contract with a third-party customer who, in turn, would own and operate the wave power station. We have begun the planning and development phase of the initial wave power station and have signed a cooperative agreement with a utility partner, Pacific Northwest Generating Cooperative.

Also, in March 2007, we were awarded a conditional grant from the Scottish Ministers’ Wave and Tidal Energy Support Scheme, managed by the Scottish Executive. This grant is for the design, manufacture and installation of a 150kW PowerBuoy system in Orkney, Scotland.

Status of Autonomous PowerBuoy System Deployments

Our PowerBuoy system off the coast of New Jersey was deployed from October 2005 to October 2006. This PowerBuoy system is currently undergoing planned maintenance out of the water. Prior to re-deployment, we are conducting extensive diagnostic tests on the system so that we can learn more about the effects of ocean deployments and implement improvements in future PowerBuoy systems. To date, we have discovered no significant problems with the system, and the system has required only routine maintenance. This system was not designed to supply electricity to the power grid, but rather to provide us with operational data and marketing opportunities. The PowerBuoy system is currently undergoing assessment, maintenance and repairs in our Pennington, New Jersey facilities prior to re-deployment. We were partially funded for the construction of this PowerBuoy system by the New Jersey Board of Public Utilities. We do not anticipate recognizing any additional revenue in connection with this project, nor do we expect to incur significant additional investment.

In September 2004, Lockheed Martin completed testing of a PowerBuoy system with a maximum rated output of 1kW for distributed power use on location. Subsequently, we entered into a marketing arrangement with Lockheed Martin whereby we have agreed to market cooperatively our autonomous PowerBuoy system. We expect to generate revenue after entering into agreements with new customers.

Marketing and Sales

We are developing our sales capabilities and have begun commercial marketing and selling of our PowerBuoy systems. Our marketing and sales efforts are currently led and coordinated by Dr. George W. Taylor, our chief executive officer, and Mr. Mark R. Draper, the chief executive of Ocean Power Technologies Limited, our wholly-owned subsidiary located in the United Kingdom. Because our products use a new commercial technology, the decision process of a customer requires substantial educational efforts, in which many of our employees may participate. We are currently seeking to hire a vice president of business development and marketing.

In addition to our own direct sales, we will continue to enter into development agreements and strategic alliances with regional utility and energy companies committed to providing electricity from renewable energy sources. We plan to leverage these relationships to sell and market our PowerBuoy wave power stations to these companies and their affiliates and to other customers in the region. We plan to expand our relationships by entering into long-term operations and maintenance contracts to support completed wave power stations.

In order to penetrate international markets, we plan to implement marketing strategies that respond to local market demands. In particular markets, we may grant licenses to local businesses, including independent power producers, to sell, manufacture or operate PowerBuoy wave power stations. For example, in January 2007, we entered into an agreement for the monitoring, operation and maintenance of the 40kW PowerBuoy system and the ocean-based substation and infrastructure to be manufactured and deployed in connection with the first phase of the Spain project. Under this operations and maintenance agreement, we are required to provide services for two years following provisional acceptance of the PowerBuoy system and substation and infrastructure. We are to be paid a fixed fee for scheduled maintenance, ongoing operations and other routine services. In connection with any unscheduled repairs we perform under the agreement, the parties will agree on the fees, if any, and timing for those services. To the extent we would otherwise have profits from the fixed fee at the end of the two-year initial term of the agreement, we are obligated to refund any fees paid to us for unscheduled repairs.

Utility PowerBuoy System Marketing

We plan to market our utility PowerBuoy systems to utilities and independent power producers interested in adding electricity generated from renewable sources to their existing electricity supply. We are currently targeting customers in coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan. In addition, we are exploring the use of our utility PowerBuoy systems for applications that include desalination of water, hydrogen production, water treatment and natural resource processing. In these instances, the power generated by the utility PowerBuoy system would bypass the grid and be delivered directly to the point of electricity consumption.

Subsidies and Incentives

Countries in Europe and Asia and several states in the United States have adopted a variety of government subsidies to allow renewable sources of electricity to compete with conventional sources of electricity, such as fossil fuels. Government subsidies and incentives generally focus on grid-connected systems and take several forms, including tariff subsidies, renewable portfolio standards, rebates, tax incentives and low interest loans. In addition, the adoption by governments of limits on carbon dioxide emissions and targets for renewable energy production has spurred a market for trading of surplus carbon credits and renewable energy certificates.

We expect to be able to use the availability of subsidies and other incentives to market the electricity generated by wave power stations as an alternative to fossil fuel generated electricity. We plan to educate potential customers on the availability of these incentives and, where appropriate, work with them to prepare and file the necessary applications, select sites to meet program requirements and take advantage of these incentives.

Demonstration Wave Power Stations

We use demonstration PowerBuoy systems to establish the feasibility of providing wave-generated electricity to customers. Demonstration wave power stations allow potential customers to see first-hand the viability of wave energy as a significant source of electricity. Since October 2005, we have operated a demonstration PowerBuoy system off the coast of New Jersey, which allowed us to continuously monitor the system and evaluate its performance in actual wave conditions. This PowerBuoy system was removed from the ocean for maintenance in October 2006. Although the system did not supply electricity to the power grid, it provided us with valuable operational data as well as important marketing opportunities.

We have identified a site off the coast of the United Kingdom to install a demonstration wave power station of up to 5MW that will connect to the power grid in Cornwall, England. In connection with the development of this wave power station, we are planning to take advantage of incentives offered in the United Kingdom to encourage growth in power derived from renewable sources.

The US Federal Energy Regulatory Commission has granted us a preliminary permit to develop a 50MW PowerBuoy wave power station off the coast of Oregon that will be connected to the local power grid, the first phase of which is expected to be a 5MW demonstration wave power station. We will need additional authorization from the US Federal Energy Regulatory Commission to sell electric power generated from the Oregon wave power station into the wholesale or retail markets.

Autonomous PowerBuoy System Marketing

There are a variety of potential customers, such as the US Department of Homeland Security, that have specific needs for off-grid power generation that can be supplied by our autonomous PowerBuoy. Potential applications for off-grid power supply include sonar and radar surveillance, offshore cellular phone service, tsunami warning, oceanographic data collection, offshore platforms and offshore aquaculture.

In September 2006, we entered into a marketing cooperation agreement with Lockheed Martin under which Lockheed Martin’s Maritime Systems and Sensory business unit and we will work together to identify marketing opportunities for our autonomous PowerBuoy system. For each marketing opportunity Lockheed Martin and we agree to pursue, a subsequent agreement will be entered into setting forth the terms of the specific arrangement. There are no assurances that we will be able to reach any such agreement with Lockheed

Martin. The marketing cooperation agreement terminates in September 2009, and either Lockheed Martin or we may terminate the agreement earlier upon 30 days’ prior written notice.

Customers

The table below shows the percentage of our revenue we derived from significant customers for the periods indicated:

				Nine Months
				Ended
Customer	Fiscal 2004	Fiscal 2005	Fiscal 2006	January 31, 2007

US Navy	95%	57%	61%	57%
New Jersey Board of Public Utilities	1%	7%	5%	—
Iberdrola and Total	—	4%	9%	32%
Lockheed Martin	4%	32%	22%	—
US Department of Interior for Department of Homeland Security	—	—	3%	3%
National Institute of Standards and Technologies	—	—	—	5%
Australian Greenhouse Office	—	—	—	3%

We anticipate that the US Navy will continue to account for a substantial portion of our revenue in fiscal 2007 and, if we are successful in obtaining commercial acceptance of our systems, its relative contribution to our revenue will decline thereafter. In the first nine months of fiscal 2007, we recognized revenues of $37,000 relating to a renewable energy project for the Australian Greenhouse Office under an agreement signed in 1998. We also completed a funded research study for the National Institute of Standards and Technologies and recognized revenues of $75,000 in the first nine months of fiscal 2007.

Our potential customer base for our utility PowerBuoy systems consists of public utilities, independent power producers and other governmental entities and agencies. Our potential customer base for our autonomous PowerBuoy systems consists of different public and private entities who use electricity in and near the ocean. Our efforts to identify new customers are concentrated on four geographic markets: coastal North America, the west coast of Europe, the coasts of Australia and the east coast of Japan. Our efforts to identify new customers are currently led and coordinated by Dr. George W. Taylor, our chief executive officer, and Mr. Mark R. Draper, the chief executive of Ocean Power Technologies Ltd., our wholly-owned subsidiary located in the United Kingdom. We also use consultants and other personnel to assist us in locating potential customers.

Spain Project

In July 2004, we entered into a development agreement, which we refer to as the Spain development agreement, with Iberdrola Energias Renovables II, S.A., an affiliate of Iberdrola, Sociedad para el Desarrollo Regional de Cantabria, S.A., or SODERCAN, which is the industrial development agency of the Spanish region of Cantabria, and Instituto para la Diversificacion y Ahorro de la Energia, S.A., or IDAE, a Spanish government agency dedicated to energy conservation and diversification efforts, to jointly study the possibility of developing a wave power station off the coast of Santoña, located in the Cantabria region in northern Spain. Total Eolica S.A., an affiliate of Total, joined the development agreement in June 2005. In January 2006, we completed the assessment phase of the project, which included an assessment of wave energy resources at the site, feasibility analysis for deployment at the site, determination of capacity and design, and an estimation of investments needed for the project as well as anticipated costs for operation, maintenance and repairs. Expenses associated with this phase were shared among the parties to the agreement based on agreed upon percentages. As of January 31, 2007, we had invested less than $0.1 million for our share of the assessment phase funding, and had recognized revenue of approximately $0.4 million under the Spain development agreement.

In July 2006, Iberdrola Energias Marinas de Cantabria, S.A., or Iberdrola Cantabria, was formed for the purpose of constructing and operating a wave power station off the coast of Santoña, Spain. Iberdrola Energias is the largest shareholder of Iberdrola Cantabria. Total Eolica, SODERCAN, IDAE and we each have minority ownership positions. Expenses will be shared among the parties to the agreement based on agreed upon percentages. We own 10% of Iberdrola Cantabria.

In July 2006, we entered into a construction agreement with Iberdrola Cantabria, which we refer to as the Spain construction agreement. Under this agreement, we have agreed to complete the first phase of the construction of a 1.39MW wave power station. This phase of construction includes the manufacturing and deployment of one 40kW PowerBuoy system, installation of the underwater power transmission cable and the deployment of the underwater substation required for connecting the 40kW PowerBuoy system with nine additional 150kW PowerBuoy systems that together are contemplated to constitute the 1.39MW wave power station. Under the Spain construction agreement, our revenues are limited to reimbursement for our construction costs without any mark-up and we are required to bear the first €0.5 million of any cost overruns. The Spain construction agreement does not cover the terms for the second phase of the 1.39MW wave power station project, which encompasses the deployment of the nine additional 150kW PowerBuoy systems. We will need to agree to the terms for the second phase of this project and enter into a subsequent contract with Iberdrola Cantabria before we can complete the construction of the full wave power station. We currently plan to deploy the initial 40kW PowerBuoy system for this project by October 2007, and, if we can reach agreement as to the second phase of the project, we plan to deploy the remainder of the PowerBuoy systems by April 2009. Under the Spain construction agreement, Iberdrola Cantabria has the right to terminate the agreement if we interrupt our services for more than 180 days and do not resume within a 30-day period, the first phase of construction is not completed by December 31, 2009 for reasons attributable to us, or for a serious and repeated breach of a major obligation that is not cured within a 30-day period after we receive notice of the breach. In addition, we have made guarantees to Iberdrola Cantabria associated with the first phase of construction in respect of the quality, repair and replacement of the 40kW PowerBuoy system and ocean-based substation and the level of power output of the 40kW PowerBuoy system.

We are paid under the Spain construction agreement as we complete certain milestones for a total potential payment for the first phase of construction of approximately €2.7 million. As of January 31, 2007, we had recognized revenue of less than $0.5 million and recognized an anticipated loss of $0.5 million under the Spain construction agreement. The loss was recognized based on a change in estimated costs associated with the Spain construction agreement. In order to receive additional funding for the project, we must enter into additional contracts with Iberdrola Cantabria. There are no assurances that we will be able to reach agreement with Iberdrola Cantabria for the future phases of the project.

France Project

In June 2005, we entered into a development agreement, which we refer to as the France development agreement, with Total Energie Development S.A., an affiliate of Total, and Iberdrola Energias Renovables II, S.A., an affiliate of Iberdrola, to study and assess the feasibility of a 2 to 5MW wave power station off the coast of France. Pursuant to the France development agreement, the parties have agreed to extend the current phase until June 2007. Expenses are shared among the parties based on agreed upon percentages, which also reflect the parties’ anticipated ownership interest in the wave power station. Iberdrola Energias has a majority interest, while Total Energie and we have minority interests. Our interest is 10%. In addition, pursuant to the France development agreement, we are restricted from developing or building, or supplying equipment for use in, a PowerBuoy system for any other customer in France until December 2008.

If upon completion of the feasibility study, Iberdrola Energias, Total Energie and we unanimously conclude that the operation of a wave power station off the coast of France is economically, technically and financially feasible, we will meet to discuss whether and how the wave power station should be implemented. If we proceed, Iberdrola Energias, Total Energie and we will form a company for the purpose of constructing and operating the wave power station. Each party will be entitled to retain its current percentage interest by making a proportionate capital investment. Regardless of our participation in the new company, we are obligated to supply and install equipment on market terms so that the new company can operate the wave power station. Specific terms, including price and schedule, for these supply and installation obligations are not included in the France development agreement. Iberdrola Energias and Total Energie may withdraw from the France development agreement. If we withdraw, however, we will remain bound by our supply and installation obligations under the contract.

As of January 31, 2007, we had contributed approximately $11,500 for expenses and had recognized revenue of approximately $0.1 million under the France development agreement. In order to receive additional funding for the project, we must enter into additional contracts. There are no assurances that we will be able to reach agreement for future phases of the project.

US Navy

Since September 2001, we have entered into a series of contracts with the United States Office of Naval Research for the development and construction of a wave power station at the Marine Corps Base in Oahu, Hawaii. Under the contract for the current phase of the project, which was entered into in September 2005 and expires in April 2008, we are reimbursed for costs and paid a fixed fee for total potential revenue of $2.8 million.

In order to receive additional funding for the project, we must enter into additional contracts with the Office of Naval Research, which will require appropriation of funds by the US Congress. There are no assurances that our funding will be approved or that we will be able to reach agreement with the Office of Naval Research in future years.

Backlog

Our contract backlog consists of the aggregate anticipated revenue remaining to be earned at a given time from the uncompleted portions of our existing customer contracts. As of January 31, 2007, our contract backlog was $4.8 million as compared to $2.6 million as of January 31, 2006. We anticipate that a majority of our backlog will be recognized as revenue over the next 12 months.

The amount of contract backlog is not necessarily indicative of future revenue because modifications to or terminations of present contracts and production delays can provide additional revenue or reduce anticipated revenue. A substantial majority of our revenue is recognized using the percentage-of-completion method, and changes from time to time in estimates may have a significant effect on revenue and backlog. Our backlog is also typically subject to large variations from time to time due to the timing of new awards. Consequently, it is difficult to make meaningful comparisons of backlog.

Manufacturing and Deployment

Manufacturing and Raw Materials

We engage in two types of manufacturing activities: the manufacturing of the high value-added components, or modules, for systems control, power generation and power conversion for each PowerBuoy system, and the contracting and fabrication of the buoy-like structure, anchoring and mooring, and cabling.

Our core in-house manufacturing activity is the assembly and testing of the power generation and control modules at our Pennington, New Jersey facility. The power generation and control modules include the critical electrical and electronic systems that convert the mechanical energy into usable electrical energy. The sensors and control systems use sophisticated technology to monitor ocean conditions and automatically optimize the performance of the PowerBuoy system in response to those changing conditions. We have several patents, including those that cover our power generation, power conversion and control technologies. Due to the critical and proprietary nature of these systems, we do not outsource their assembly and testing. After a generator and control module passes our rigorous quality control procedures, it is transported as a ready-to-install component to the project site. We currently employ nine engineers who are responsible for manufacturing and testing our generators and control systems. In order to meet our growth objectives, by the end of fiscal 2010 we will need to increase our engineering and manufacturing staff by over 120 people. In addition to adding engineers with various specialties, by the end of fiscal 2008 we plan to hire a manager of our production manufacturing and a manager of our supply chain.

We purchase the remaining components of and raw materials for each PowerBuoy system from various vendors. Currently, we contract for these components on a project-by-project basis. We conduct a bidding process to select a supplier with the optimal combination of price, delivery terms and quality. Our goal is to develop ongoing relationships with select vendors centrally located in different regions, which will allow us to reduce unit costs as our volume increases. We provide specifications to each vendor who is responsible for performing quality analysis and quality control over the course of construction, subject to our review of the quality test procedures and results. After each vendor completes testing of the component, it is transported ready-to-install to the project site.

Upon arrival at the project site, the generator and control modules are integrated with the balance of the components of the PowerBuoy system. We are highly dependent on our third-party suppliers; however, we actively manage key steps in the supply chain. We act as the general contractor, and retain the ultimate responsibility for building the PowerBuoy wave power station, and installing, testing and deploying the complete wave power station at the project site. This process requires significant project and contract management by us. We currently employ individuals who have experience with all aspects of both the manufacturing and engineering contracting processes, and demonstrated organizational capabilities in these critical areas.

We do not have long-term contracts with our third-party manufacturers or vendors. If, for any reason, our third-party manufacturers or vendors are not willing or able to provide us with components or supplies in a timely fashion, or at all, our ability to manufacture and sell many of our products could be impaired. To date, we have been able to obtain adequate outsourced manufacturing services and supplies from our third-party manufacturers and vendors in a timely manner. We believe that over time alternative component manufacturers and vendors can be identified if our current third-party manufacturers and vendors fail to fulfill our requirements.

Deployment

For our existing and currently planned deployments, we purchase from subcontractors the mooring system and cables needed to install the PowerBuoy system and connect it to either the power grid or a remote power site. The vendor transports these components to the project site.

Each step in the deployment process for our existing and currently planned deployments is outsourced to subcontractors located near the project site. First the mooring system, consisting of floats, anchors and chains, are brought to the wave power station’s ultimate ocean location by workboats. At the same time, the cable to transmit the generated electricity is laid by a subcontractor. Next the PowerBuoy system is towed to the ocean location and fixed to the mooring system. The PowerBuoy system would then be connected to the transmission cable, which would then be connected to the grid or the distributed power site. At this point, we would have a fully assembled PowerBuoy wave power station, which, subject to final testing, would be ready for operation. We expect to be able to install an array of PowerBuoy systems using a similar approach.

Although we expect that the subcontractor services required for deployment of a wave power station will be readily available in the locations where we currently plan to deploy our systems, we are dependent on third parties for the entire process. We actively manage each step with personnel who have significant project management and deployment experience.

Research and Development

Our research and development team consists of employees with a broad range of experience in mechanical engineering, electrical engineering, hydrodynamics and systems engineering. We engage in extensive research and development efforts to improve PowerBuoy efficiency and power output and to reduce manufacturing cost and complexity. Our research and development efforts are currently focused on product development, in particular increasing the output of our utility PowerBuoy system. We are also conducting research on improvements to our current technology, including alternative power generation and power take off systems.

Research and development expenses are reflected on our consolidated statements of operations as product development costs. Our company-sponsored research and development expenses were approximately $0.3 million for fiscal 2004, $0.9 million for fiscal 2005, $4.2 million for fiscal 2006 and $4.1 million in the nine months ended January 31, 2007. In addition, while we have in the past self-funded the majority of our research and development expenditures, we also have customer-sponsored research and development expenses of approximately $0.4 million for fiscal 2004, $0.2 million for fiscal 2005, $0.1 million for fiscal 2006 and $0.1 million in the nine months ended January 31, 2007.

We currently plan to increase the maximum rated output of our utility PowerBuoy system to 150kW in 2007, to 250kW in 2008 and ultimately to 500kW in 2010. The key to increasing the rated output of the PowerBuoy system is to increase the system’s efficiency as well as its diameter. If we increase the size of a PowerBuoy system, we will be able to increase the amount of wave energy the system can capture and, in turn, increase the output of the system. For example, if we double the size of the unit’s diameter, we will approximately quadruple its power capacity. We believe that we will be able to increase the output capacity of the PowerBuoy system using technology that we have already developed, so our focus is on the design, manufacture, testing and deployment of the higher capacity systems. We are exploring design and construction techniques that will enable the larger PowerBuoy systems to be deployed cost effectively and without damage. For example, our 40kW PowerBuoy systems are transported to the onshore deployment sites using standard flatbed trucks. However, the assembled 150kW PowerBuoy systems will be too large for these trucks and will need to be transported in modules and assembled on-site. In addition, we may need to adjust the mooring system to account for the larger-sized PowerBuoy systems.

We also plan to continue our technology development of specific applications for our PowerBuoy systems to expand our growth opportunities. For example, we are exploring applications that include desalination of water, hydrogen production, water treatment and natural resource processing.

We expect our research and development expenses to continue to rise in the next several years, with our product development expenses increasing more rapidly than our research expenses.

Intellectual Property

We believe that our technology differentiates us from other providers of wave and other renewable energy technologies. As a result, our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, and continuing technological innovation and may rely on in-licensing opportunities to develop and maintain our proprietary position.

As of March 1, 2007, we owned a total of 31 United States patents and 15 United States patent applications, three of which are provisional patent applications. We have pending foreign counterparts to nine of our issued patents and six of our pending non-provisional patent applications.

Our patent portfolio includes patents and patent applications with claims directed to:

•	system design;

•	control systems;

•	power conversion;

•	anchoring and mooring; and

•	wave farm architecture.

The expiration dates for our issued United States patents range from 2015 to 2023. We do not consider any single patent or patent application that we hold to be material to our business. The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. In addition, certain technologies that we developed with US federal government funding are subject to certain government rights as described in “Risk Factors — Risks Relating to Our Business.”

We rely, in some circumstances, on trade secrets to protect our technology. Trade secrets, however, are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants and other contractors; however, these agreements may be breached. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our employees, consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We use trademarks on nearly all of our products and believe that having distinctive marks is an important factor in marketing our products. We have registered our PowerBuoy® mark and filed applications to register our CellBuoytm and Talk on Watertm marks for a cellular telephone service application of our autonomous PowerBuoy system and our Making Waves in Powersm service mark in the United States.

Competition

We compete and will compete with power generation equipment suppliers in all segments of the electric power industry, including wave energy, other forms of renewable energy and traditional fossil fuel. The renewable energy industry is both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete within the larger electric power industry. Many of our competitors in certain of these segments have established a stronger market position than ours and have greater resources and name recognition than we have. In addition, there are many companies, including some of the largest multinational energy companies, that are developing or sponsoring innovative technologies for renewable energy production. Accordingly, our success depends in part on developing and demonstrating the commercial viability of wave energy solutions and identifying markets for and applications of our PowerBuoy systems and technology.

Although the market for equipment that generates electricity from wave energy is in its early stage of commercial development, there are a number of private companies, some with institutional funding, developing technologies to generate electricity from wave energy, and we compete or will compete with them. We believe there are 20 to 30 companies worldwide developing wave energy technologies. Most of these companies are located in the United Kingdom, continental Europe, the United States and Australia, and almost all are focused on offshore systems. A few of these companies have conducted ocean testing of their systems, which is the critical factor in proving the survivability and performance of any wave energy system.

Sixteen companies expressed an interest to the South West of England Regional Development Agency in participating in the development of a new Wave Hub power station project off the coast of Cornwall, England. Three companies were ultimately selected: Ocean Prospect Ltd., a subsidiary of the Wind Prospect group, Fred.Olsen Ltd. and us.

Ocean Prospect Ltd. has stated that it will deploy the Pelamis device developed by Ocean Power Delivery at the Cornwall site. The Pelamis system is a semi-submerged, articulated structure composed of cylindrical sections linked by hinged joints. The wave-induced motion of these cylinders relative to each other is used to pump hydraulic power take off systems, providing the mechanical power to turn the generators to produce electricity. Fred.Olsen, a ship and offshore platform builder, intends to deploy a multiple point-absorber system comprised of a number of floating buoys attached to a stable floating platform. Additional competitors may enter the market, and we are likely to compete with new companies in the future.

To compete effectively, we have to demonstrate that our PowerBuoy systems are attractive, compared to other wave energy systems and other renewable energy systems, by differentiating our systems on the basis of performance, survivability in operation and storm wave conditions, cost effectiveness and the operations and maintenance services that we provide. We believe that we perform favorably to our competition with respect to each of these factors.

Government Regulation

The electric power industry is subject to extensive regulation, which varies by jurisdiction. For example, the electricity industry in the United States is governed by both federal and state laws and regulations, with the federal government having jurisdiction over the sale and transmission of electricity at the wholesale level in interstate commerce, and the states having jurisdiction over the sale and distribution of electricity at the retail level. The electricity industry in the European Union, or the EU, is primarily governed by national law, but a number of EU-level regulations impose obligations on member states, notably with respect to the liberalization of the electricity markets.

The renewable energy industry has also been subject to increasing regulation, however none of the countries in which we are currently marketing our PowerBuoy systems have comprehensive regulatory schemes tailored to wave energy. As the renewable energy industry continues to evolve and as the wave energy industry in particular develops, we anticipate that wave energy technology and our PowerBuoy systems and their deployment will be subject to increased oversight and regulation in accordance with international, national and local regulations relating to safety, sites, environmental protection, utility interconnection and metering and related matters.

Our PowerBuoy wave power stations currently face regulation in the US and in foreign jurisdictions concerning, among other areas, the sale and transmission of electricity, site approval and environmental approval and compliance. In addition, in order to encourage the adoption of renewable energy systems, many governments offer subsidies and other financial incentives and have mandated renewable energy targets. These subsidies, incentives and targets may not be applicable to our wave energy technology and therefore may not be available for us or our customers.

Sale and Transmission of Electricity

The US government regulates the electricity wholesale and transmission business through the Federal Energy Regulatory Commission, or FERC. FERC regulates the rates and terms for sales of electricity at the wholesale level, and the organization, governance and financing of the companies engaged in electricity sales. As a result, FERC regulates the rates charged for sales of electric power from a wave power station into the wholesale market, although it is possible to obtain an exemption from FERC that would allow those sales to occur at market-based rates. FERC also regulates the construction, operation, and maintenance of any dam, water conduit, reservoir or powerhouse along or in any of the navigable waters of the United States for the purpose of generating electric power. As a result, the construction and operation of a wave power station in the United States requires the issuance of a license by FERC. We have been granted a preliminary permit by FERC to evaluate the feasibility of a 50MW wave power station off the coast of Oregon. An application to FERC was not required for the current project in New Jersey because the system is not grid-connected and is for demonstration purposes.

Under Spanish law, each of the Spanish Autonomous Regions, including the Cantabria region, has the power to issue administrative authorizations for the construction and exploitation of installations for the production of renewable energy, including installations that use the energy of waves.

Site Approval

Generally, we expect that we will deploy our PowerBuoy systems in the range of one to five miles from the shore, subject to water depth and overall wave heights. Although regulations regarding the use of ocean space vary around the world, we do not expect significant delay in obtaining site approvals, as governments have to date encouraged the use of renewable energy sources. Our customers for the Spain and France projects and the South West of England Regional Development Agency for the Cornwall, England project are responsible for obtaining the necessary siting permits for their projects.

In the United States, federal agencies regulate the siting of renewable energy and related-uses located on the outer continental shelf, which is generally more than three miles offshore. For projects located within three miles of the US shore, the adjacent state would be responsible for issuing a lease and other required authorizations for the location of the project. In either case an assessment of the potential environmental impact of the project would be conducted in addition to other requirements. In Spain, the owner of the wave power station will be required to pay rent to the Spanish government, which will be negotiated prior to installation.

Environmental Approval and Compliance

We are subject to various foreign, federal, state and local environmental protection and health and safety laws and regulations governing, among other things: the generation, storage, handling, use and transportation of hazardous materials; the emission and discharge of hazardous materials into the ground, air or water; and the health and safety of our employees. In addition, in the United States, the construction and operation of a power system offshore would require permits and approvals from FERC, Coast Guard, Army Corps of Engineers and other governmental authorities. These required permits and approvals evaluate, among other things, whether the proposed project is in the public interest and ensure that the project would not create a hazard to navigation. Other foreign and international laws may require similar approvals. Each PowerBuoy system installed within Spanish territorial waters must be approved and authorized by the Spanish Ministry of Environment. In addition, we anticipate that our PowerBuoy systems will be subject to EU law on the protection of the environment and environmental assessments of development projects including the Environmental Impact Assessment and Strategic Environmental Assessment Directives.

We believe that a significant advantage or our PowerBuoy systems is that they do not present significant environmental risks when compared to traditional power generation technologies, as there is no significant visual or audible impact and such systems have not been shown to have a significant negative effect on fish or sea mammals. We are not aware of any liabilities in connection with compliance with such laws, regulations, permits and approvals that would have a material adverse effect on our financial position, results of operations or cash flows.

Subsidies and Incentives

Several governments have enacted subsidies and incentives designed to encourage the development of renewable energy resources. Because of the relative novelty of wave energy generation, these government programs generally do not apply specifically to wave energy generation, and so these programs may not be available to our customers or us in all cases.

Under a tariff subsidy, the government sets price subsidies to be paid to electricity producers for renewable electricity generated by them. The prices are set above market rates and may be differentiated based on system size or application. Under a renewable portfolio standard, the government requires regulated utilities to supply a portion of their total electricity in the form of renewable electricity. Some programs further specify that a portion of the renewable energy quota must be from a particular renewable energy source, although none have specific quotas for wave energy.

Tax incentive programs for renewable energy exist in the United States at both the federal and state level and can take the form of investment tax credits, accelerated depreciation and property tax exemptions. Several governments also facilitate low interest loans for renewable energy systems, either through direct lending, credit enhancement or other programs.

Each of the member states of the EU has a country-specific target for the level of consumption of electricity from renewable sources that it should attain by 2010. The United Kingdom Renewables Obligation of April 2002 included a target of 10% of electricity generation to come from renewable sources by 2010 and 15% by 2016, which will continue until 2027. Electricity suppliers that are unable to otherwise meet their renewables obligation have to pay a buy-out price (currently £0.033 per kWh) or purchase Renewables Obligation Certificates from companies that generate electricity from renewable resources. The United Kingdom Department of Trade and Industry has established a £50 million Marine Renewables Deployment Fund of which £42 million is allocated to provide a maximum seven-year benefit to any one marine power technology of £9 million, in the form of a 25% capital grant and a tariff supplement of £0.10 per kilowatt-hour generated.

Many countries and other local jurisdictions have established limits on carbon dioxide emissions. In particular, a key component of the Kyoto Protocol is the commitments made by certain countries to reduce carbon dioxide emissions. The country, locality or companies within the jurisdiction are given carbon emission allowances, or carbon credits, which represent the right to emit a specific amount of carbon dioxide. A country, locality or company having emissions that exceed its allocated carbon credits may purchase unused carbon credits from a country, locality or company that has reduced its emissions beyond its requirements to do so. The carbon dioxide emissions from a PowerBuoy wave power station are far lower than the emissions from a fossil fuel power station of the same capacity. Therefore, a PowerBuoy wave power station may generate carbon credits that could be used and sold.

In 2000, we entered into an agreement with Woodside Sustainable Energy Solutions Pty. Ltd., or Woodside, under which we received $0.6 million in exchange for granting Woodside an option to purchase, at a 30% discount from the then-prevailing market rate, up to 500,000 metric tons of carbon emission credits we generate during the years 2008 through 2012. However, if by December 31, 2012 we do not become entitled under applicable laws to the full amount of emission credits covered by the option, we are obligated to return the option fee of $0.6 million, less the aggregate discount on any emission credits sold to Woodside prior to such date. If we receive emission credits under applicable laws and fail to sell to Woodside the credits up to the full amount of emission credits covered by the option, Woodside is entitled to liquidated damages equal to 30% of the aggregate market value of the shortfall in emission credits (subject to a limit on the market price of emission credits).

Employees

As of January 31, 2007, we had 37 employees, including 11 employees in manufacturing, 16 in research, development and engineering functions and ten employees in selling, general and administrative functions. Of these employees, 30 are located in Pennington, New Jersey and seven are located in Warwick, UK. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees is represented by a labor union, and we believe our employee relations are good.

In order to meet our short-term goals, by the end of 2007, we plan to add approximately 15 to 20 employees, including a vice president of business development and engineers with varying levels and areas of expertise. By the end of fiscal 2010, we will need to increase our staff by nearly six times in order to meet our current manufacturing targets. The majority of our new hires will be engineers with varying levels and areas of expertise, project managers and manufacturing personnel.

Facilities

Our corporate headquarters are located in Pennington, New Jersey, where we occupy approximately 22,000 square feet under a lease expiring on April 30, 2013. We use these facilities for administration, research and development, as well as assembly and testing of the generators and control models.

We also have an office in Warwick, United Kingdom, where we occupy 1,390 square feet under a lease expiring on January 1, 2009. Seven employees, all members of the executive, engineering, administration and business development teams, operate out of this office, which serves as a hub for our European presence.

We plan to add sales, marketing and engineering offices in additional locations, including Australia, Japan, continental Europe and the west coast of the United States. We currently estimate that by the end of fiscal 2010 we will need to add approximately 90,000 square feet of leased space for sales, marketing, engineering, assembly and testing in order to meet our current manufacturing targets.

Product Insurance

We currently have a property and liability insurance policy underwritten by Lloyd’s Underwriters that covers our PowerBuoy systems in Hawaii and New Jersey, and that can be expanded to cover our PowerBuoy systems to be deployed off the coasts of Santoña, Spain and Cornwall, England. We have not claimed any losses under this policy.

Legal Proceedings

We are subject to legal proceedings, claims and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, we do not expect that the ultimate costs to resolve these matters will have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their respective ages and positions as of March 1, 2007 are as follows:

Name	Age	Position

Executive Officers
Dr. George W. Taylor	72	Chief Executive Officer
Charles F. Dunleavy	57	Chief Financial Officer, Senior Vice President, Treasurer and Secretary
Mark R. Draper	43	Chief Executive and Director of Ocean Power Technologies Ltd.
John A. Baylouny	45	Senior Vice President, Engineering
Directors
Sir Eric A. Ash	79	Director
Thomas J. Meaney	72	Director
Seymour S. Preston III	73	Chairman of the Board of Directors
Dr. George W. Taylor	72	Director
Charles F. Dunleavy	57	Director

Dr. George W. Taylor has served as our chief executive officer since 1993 and as a director since 1984, when he co-founded our company. From 1990 to 2004, Dr. Taylor was our president and from 1984 to 1990, he was our vice president. In 1979, he co-founded and served as president of Princeton Research Associates, Inc., a consulting engineering, technical marketing and product development company. In 1971, Dr. Taylor co-founded Princeton Materials Science, Inc., a manufacturer of liquid crystal displays and digital watches. Dr. Taylor received a Bachelor of Engineering degree with First Class Honours in Electrical Engineering and a Doctor of Engineering degree from the University of Western Australia and a Ph.D. in Electrical Engineering degree from the University of London. He is a Fellow of the Institute of Engineers, Australia and the Institute of Electrical Engineers, London.

Charles F. Dunleavy has served as our chief financial officer and our senior vice president since 2000 and as our treasurer, secretary and director since 1990. From 1993 to 2001, Mr. Dunleavy served as our vice president, finance. From 1990 to 1993, Mr. Dunleavy served as vice president and chief financial officer of Whole Systems International Corp., a privately held company specializing in multimedia instructional systems and information technology. From 1983 to 1990, Mr. Dunleavy was the corporate controller for Intermetrics, Inc., a publicly held software engineering company that is now a part of Titan Corporation. Mr. Dunleavy is a Certified Public Accountant and holds a Masters of Business Administration with honors from Rutgers Graduate School of Business Administration. He received his A.B. degree from Colgate University with honors.

Mark R. Draper has served as the chief executive and director of our wholly-owned European subsidiary based in the UK, Ocean Power Technologies Ltd., since September 2004. From 2001 to May 2004, Mr. Draper served as managing director, generation business of PowerGen plc, a UK power utility. In this capacity, he was responsible for over 9,000MW of power generating assets, including a 60MW offshore wind power station. He is a fellow of both the Institutes of Mechanical and Electrical Engineers and serves as a non-executive Director on the Board of Slough Heat & Power, a utility company. He also serves as a director of Iberdrola Energias Marinas de Cantabria, S.A., the joint venture in which we participate with affiliates of Iberdrola and Total. Mr. Draper holds a Master’s degree in Mechanical and Electrical Engineering from Cambridge University.

John A. Baylouny has served as our senior vice president, engineering since November 2005. From January 2000 to November 2005, Mr. Baylouny served as vice president and general manager of DRS Data & Imaging Systems, Inc., a subsidiary of DRS Technologies, Inc., a defense technology company, and from 1996 to 1999, Mr. Baylouny served as head of engineering and led the technical strategic planning at DRS. Mr. Baylouny held engineering positions at ITT Avionics, a defense technology company, from 1983 to 1986. He holds a Masters degree in Electrical Engineering from Stevens Institute of Technology and a Bachelors degree in Electrical Engineering from Fairleigh Dickenson University.

Sir Eric A. Ash has been a director since 2001. Since December 2005, he has served as a member of the international advisory group of Keppel Corporation Limited, a marine engineering company based in Singapore. He is a member of the board of NeST (Europe) Ltd., an electronics company. Eric Ash is a Fellow of the Royal Society of London, where he served as treasurer and vice president from 1997 to 2002. He is a Fellow of the Royal Academy of Engineering, a foreign member of the US National Academy of Engineering, and a foreign member of the Russian Academy of Science. Eric Ash’s academic appointments include the headship of the Department of Electronic Engineering at University College London, and a period of eight years as the Rector of Imperial College London. He was appointed a Knight Bachelor in 1990.

Thomas J. Meaney has been a director since June 2006. He is the president, chief executive officer and a director of Mikros Systems Corp., an electronics equipment company. From 1983 to 1986, Mr. Meaney served as a senior vice president and director at Robotic Vision Systems, Inc., an electronics company, and from 1977 to 1983 he served as the vice president of business development of the Norden Systems Division of United Technologies Corp., an electronics company. Mr. Meaney holds a Master of Science degree in Mechanical Engineering from Drexel University and a Bachelors degree in Mechanical Engineering from Villanova University.

Seymour S. Preston III has been a director since September 2003. Mr. Preston is also a director of Albemarle Corporation, a specialty chemicals company, Scott Specialty Gas Corporation, a provider of gases for calibration, testing and emission standards, Tufco Technologies, Inc., a consumer products contract manufacturing company, and Independent Publications, Inc., a newspaper publisher. From 1994 to 2003, he was the chairman and chief executive officer of AAC Engineered Systems, Inc., a privately-held manufacturing company. Over the period from 1961 to 1989, Mr. Preston held various positions at Pennwalt Corporation, including serving as president, chief operating officer and director from 1978 to 1989. Mr. Preston served as president and chief executive officer of Elf Atochem North America, Inc., a chemical and plastics company from 1990 to 1993. Mr. Preston received his Masters of Business Administration from Harvard Business School and his B.A. degree from Williams College.

There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors

Our board of directors consists of five members. All directors serve for one-year terms and are elected for a new one-year term at our annual meeting of stockholders.

Three of our current directors, Eric Ash, Thomas Meaney and Seymour Preston, are independent directors, as defined by the applicable rules of The Nasdaq Stock Market.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of each committee will be effective upon the closing of this offering.

Audit Committee

The members of our audit committee are Eric Ash, Thomas Meaney and Seymour Preston. Seymour Preston is the chair of the committee. Our audit committee assists our board of directors in its oversight of the integrity of our consolidated financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm.

Upon the completion of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of, our independent registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from our independent registered public accounting firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management; and

•	preparing the audit committee report required by SEC rules.

All audit services to be provided to us and all non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee. Eric Ash and Seymour Preston are our audit committee financial experts. We believe that the composition of our audit committee meets the requirements for independence under the current Nasdaq Global Market and SEC rules and regulations.

Compensation Committee

The members of our compensation committee are Eric Ash and Seymour Preston. Eric Ash is the chair of the committee. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Upon the completion of this offering, our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendation to the board of directors with respect to, our chief executive officer’s compensation;

•	evaluating the performance of our executive officers and reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our executive officers;

•	overseeing and administering, and making recommendations to the board of directors with respect to, our cash and equity incentive plans;

•	reviewing and making recommendations to the board of directors with respect to director compensation; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Eric Ash and Thomas Meaney. Thomas Meaney is the chair of the committee.

Upon completion of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	recommending to the board of directors the persons to be nominated for election as directors or to fill vacancies on the board of directors, and to be appointed to each of the board’s committees;

•	overseeing an annual review by the board of directors with respect to management succession planning;

•	developing and recommending to the board of directors corporate governance principles and guidelines; and

•	overseeing periodic evaluations of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

In September 2003, our board of directors approved a compensation program pursuant to which we pay each of our directors who is not our employee, whom we refer to as a non-employee directors, fees for service on our board of directors and for attendance at board and board committee meetings. After our annual general meeting, each non-employee director currently receives $15,000 and an option to purchase 2,500 shares of our stock that is fully vested at the time of grant. Each non-employee director also receives $2,000 for each board meeting he attends in person or by video or teleconference, $2,000 for each audit committee meeting he attends in person or by video or teleconference and $1,000 for each compensation committee and nominating and corporate governance committee meeting that he attends in person or by video or teleconference.

We reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and board committee meetings. Compensation for our directors, including cash and equity compensation, is determined, and remains subject to adjustment, by our board of directors.

Executive Compensation

The following table sets forth the compensation paid or accrued during the fiscal year ended April 30, 2006 to our chief executive officer and to our three other most highly compensated executive officers whose salary and bonus exceeded $100,000 for the year ended April 30, 2006. We refer to these officers collectively as our named executive officers.

Summary Compensation Table

							Long-Term
							Compensation
	Annual compensation						Securities
					Other Annual		Underlying
Name and Principal Position	Salary		Bonus		Compensation		Options (#)

Dr. George W. Taylor	$289,554		$85,000		$—		13,500
Chief Executive Officer
Charles F. Dunleavy	212,673		70,000		—		13,500
Chief Financial Officer, Senior Vice President, Treasurer and Secretary
Mark R. Draper	270,630	(1)	79,897	(1)	52,696	(1)(2)	33,499
Chief Executive and Director of Ocean Power Technologies Ltd.
John A. Baylouny	88,520	(3)	35,000		—		30,000
Senior Vice President, Engineering

(1)	Based on the average buying rate of $1.77548 for £1 over the period from May 1, 2005 through April 30, 2006.

(2)	Represents amounts paid for health insurance and pension benefits.

(3)	Mr. Baylouny joined our company in November 2005. His annual base salary is currently $213,750.

Stock Options

The following table contains information regarding options to purchase shares of our common stock granted to our named executive officers during the year ended April 30, 2006. Amounts in the following table represent potential realizable gains that could be achieved for the options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are calculated based on the requirements of the SEC and do not represent an estimate or projection of our future stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions. The amounts reflected in the following table may not necessarily be achieved.

Option Grants in Last Fiscal Year

	Number of	Percentage of			Potential Realizable
	Securities	Total Options			Value at Assumed
	Underlying	Granted to	Exercise		Annual Rates of Stock Price Appreciation for
	Options	Employees in	Price per	Expiration	Option Term (2)
Name	Granted(1)	Fiscal Year	Share	Date	5%($)	10%($)

Dr. George W. Taylor	13,500	7.5	$11.90	6/17/2010	28,350	82,350
Charles F. Dunleavy	13,500	7.5	11.90	6/17/2015	101,250	256,500
Mark R. Draper	19,999	11.1	12.60	11/10/2015	230,000	516,000
	13,500	7.5	11.90	6/17/2015	101,250	256,500
John A. Baylouny	30,000	16.7	13.30	11/21/2015	252,000	636,000

(1)	To date, the options that we have granted to our executive officers and other employees typically vest monthly over a period of five years from the date of grant. See “— Stock Option and Other Compensation Plans — 1994 Stock Option Plan,” “— Stock Option and Other Compensation Plans — Incentive Stock Option Plan” and “— Stock Option and Other Compensation Plans — 2001 Stock Plan” below for information regarding the vesting of options under the 1994 stock option plan, the incentive stock option plan and the 2001 stock plan.

(2)	The dollar amounts under these columns are the result of calculations at rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the price of the underlying common stock. These amounts represent total hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts assume that our stock price will appreciate from the fair market value on the date of grant at a rate of 5% and 10% compounded annually from the date on which the options were granted until their expiration. We calculated these values assuming that the fair market value of our common stock on the date of grant was equal to the closing price of our common stock on the AIM market on that date.

In June 2006, we granted additional options to purchase shares of common stock to most of our employees, including each of our executive officers. Dr. Taylor was granted an option to purchase 45,000 shares. Mr. Dunleavy was granted an option to purchase 40,000 shares. Mr. Draper was granted an option to purchase 30,000 shares. Mr. Baylouny was granted an option to purchase 17,500 shares. Each of the options has an exercise price per share of $13.80, the closing price of our common stock on the AIM market on the date of grant, and expires on June 16, 2016, with the exception of the option granted to Dr. Taylor, which expires on June 16, 2011.

Option Exercises and Year-End Option Values

The following table provides information about the exercise of stock options during fiscal 2006 and the number and value of options held by our named executive officers at April 30, 2006. There was no public trading market in the United States for our common stock as of April 30, 2006. Accordingly, as permitted by the rules of the SEC, we have calculated the value of unexercised in-the-money options at fiscal year end assuming that the fair market value of our common stock as of April 30, 2006 was equal to $17.80, the closing price of our common stock on the AIM market on April 27, 2006, based on the noon buying rate for pound sterling on that date.

Aggregated Option Exercises in Last Fiscal Year and
Fiscal Year-End Option Values

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised Options at		In-the-Money Options at
	Acquired	Value	Fiscal Year-End (#)		Fiscal Year-End ($)
Name	on Exercise (#)	Realized(1) ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Dr. George W. Taylor	—	$—	378,000	25,500	$2,251,100	$119,450
Charles F. Dunleavy	11,250	123,000	168,050	27,450	706,275	79,650
Mark R. Draper	—	—	14,000	49,499	61,200	228,450
John A. Baylouny	—	—	10,000	20,000	45,000	90,000

(1)	Value represents the difference between the exercise price per share of common stock and the fair market value per share of our common stock on the date of exercise, determined by the closing price of our common stock on the AIM market on the date of exercise, multiplied by the number of shares acquired on exercise.

Employment Agreements

Dr. George W. Taylor.  We employ Dr. Taylor as our chief executive officer. Under an employment agreement entered into in October 2003, Dr. Taylor was entitled to an annual base salary of $250,000 for the first year of his employment with us, subject to adjustment upon annual review by our board of directors. Dr. Taylor’s annual base salary has been adjusted by our board of directors and is currently $303,000. Dr. Taylor is also eligible to earn discretionary incentive bonuses and incentive compensation.

Upon the termination of his employment other than for cause, or if he terminates his employment for good reason, Dr. Taylor has the right to receive severance payments equal to one year of his base salary then in effect. Dr. Taylor is not entitled to severance if we terminate his employment for cause or if he resigns without good reason. Pursuant to this agreement, Dr. Taylor is prohibited from competing with us and soliciting our customers, prospective customers or employees during the term of his employment and for a period of one year after the termination or expiration of his employment.

Charles F. Dunleavy.  We employ Mr. Dunleavy as our chief financial officer and senior vice president. Under an employment agreement entered into in October 2003, Mr. Dunleavy was entitled to an annual base salary of $170,000 for the first year of his employment with us, subject to adjustment upon annual review by our board of directors. Mr. Dunleavy’s annual base salary has been adjusted by our board of directors and is currently $214,000. Mr. Dunleavy is also eligible to earn discretionary incentive bonuses and incentive compensation.

Upon the termination of his employment other than for cause, or if he terminates his employment for good reason, Mr. Dunleavy has the right to receive severance payments equal to one year of his base salary then in effect. Mr. Dunleavy is not entitled to severance if we terminate his employment for cause or if he resigns without good reason. Pursuant to this agreement, Mr. Dunleavy is prohibited from competing with us and soliciting our customers, prospective customers or employees during the term of his employment and for a period of one year after the termination or expiration of his employment.

Mark R. Draper.  We employ Mr. Draper as the chief executive and director of our wholly-owned UK subsidiary, Ocean Power Technologies, Ltd. Under a service agreement entered into in September 2004, Mr. Draper was entitled to an annual base salary of £136,000 for the first year of his employment with our subsidiary, subject to adjustment upon annual review. Mr. Draper’s annual base salary has been adjusted and is currently £156,000. Mr. Draper is also eligible to earn a discretionary annual incentive bonus in an amount up to 50% of his annual base salary.

Upon the termination of his employment or upon a termination or resignation that occurs within six months of a change in control, Mr. Draper has the right to receive a severance payment equal to 25% of his base salary that is then in effect. In addition, if we give Mr. Draper less than one year’s written notice of termination, he is entitled to receive his base salary for any unexpired portion of that one year notice period. Pursuant to this agreement, Mr. Draper is prohibited from competing with us and soliciting our customers, prospective customers or employees during the term of his employment and for a period of one year after the termination or expiration of his employment.

John A. Baylouny.  We employ Mr. Baylouny as our senior vice president, engineering. Under a letter agreement entered into in September 2005, Mr. Baylouny was entitled to an annual base salary of $205,000 for the first year of his employment with us, subject to adjustment. Mr. Baylouny’s annual base salary has been adjusted by our board of directors and is currently $213,750. Mr. Baylouny is also eligible to earn discretionary incentive bonuses and incentive compensation.

Upon the termination of his employment other than for cause, Mr. Baylouny has the right to receive a severance payment equal to six months of his base salary then in effect. Mr. Baylouny is not entitled to severance if we terminate his employment for cause.

Stock Option and Other Compensation Plans

1994 Stock Option Plan

Our 1994 stock option plan was adopted by our board of directors on May 4, 1994, approved by our stockholders on August 22, 1994 and expired on August 24, 2001. The 1994 stock option plan provided for the grant of non-statutory options to our employees, officers, directors, consultants and advisors. A maximum of 187,500 shares of common stock were authorized for issuance under this plan.

The 1994 stock option plan provides that outstanding options shall become fully exercisable if we undergo a fundamental transaction, as defined in the 1994 stock option plan, and the successor entity does not assume the options under the 1994 stock option plan or substitute equivalent options.

As of January 31, 2007, options to purchase 15,794 shares of our common stock at a weighted average exercise price of $15.97 were outstanding under our 1994 stock option plan, options to purchase 12,682 shares of common stock had been exercised and options to purchase 104,342 shares of common stock had been forfeited. No awards have been granted under the 1994 stock option plan since its expiration in 2001.

Incentive Stock Option Plan

Our incentive stock option plan was adopted by our board of directors on May 4, 1994, approved by our stockholders on August 22, 1994 and expired on August 24, 2001. The incentive stock option plan provided for the grant of incentive stock options to our employees and officers. A maximum of 337,500 shares of common stock were authorized for issuance under this plan.

The incentive stock option plan provides that outstanding options shall become fully exercisable if we undergo a fundamental transaction, as defined in the incentive stock option plan, and the successor entity does not assume the options under the incentive stock option plan or substitute equivalent options.

As of January 31, 2007, options to purchase 140,550 shares of our common stock at a weighted average exercise price of $19.22 were outstanding under our incentive stock option plan, options to purchase 28,525 shares of common stock had been exercised and options to purchase 107,749 shares of common stock had been forfeited. No awards have been granted under the incentive stock option plan since its expiration in 2001.

2001 Stock Plan

Our 2001 stock plan was adopted by our board of directors and approved by our stockholders on August 24, 2001. The 2001 stock plan provides for the grant of incentive stock options, non-statutory options, restricted stock awards and stock awards. A maximum of 1,000,000 shares of common stock are authorized for issuance under our 2001 stock option plan. Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2001 stock plan; however, incentive stock options may only be granted to our employees.

Our board of directors administers our 2001 stock option plan. Pursuant to the terms of our 2001 stock option plan, and to the extent permitted by law, our board may delegate administrative authority to a committee composed of two or more of our non-executive directors. Our board of directors, or a committee to whom the board of directors delegates authority, selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which the options become exerciseable;

•	the exercise price of options;

•	the duration of the options; and

•	the terms and conditions of awards, including transfer restrictions, conditions for repurchase and rights of first refusal.

The 2001 stock plan provides that outstanding options shall become fully exercisable if we undergo a fundamental transaction, as defined in the 2001 stock plan, and the successor entity does not assume the options under the 2001 stock plan or substitute equivalent options.

The 2001 stock plan provides that, prior to an initial public offering which is defined as an underwritten offering pursuant to an effective registration statement under the Securities Act, we have a right of first refusal on any shares held by optionees under the 2001 stock plan and we may repurchase any stock or stock awards upon the exercise of options at the fair market value on the date of purchase. The right of first refusal and the right to repurchase will terminate upon the completion of this offering. We do not intend to exercise these rights before they terminate.

No award may be granted under the 2001 stock plan after August 23, 2011. Our board of directors may amend or terminate this plan at any time.

As of January 31, 2007, options to purchase 871,980 shares of our common stock at a weighted average exercise price of $13.99 were outstanding under our 2001 stock plan, 3,250 options to purchase shares of common stock had been exercised and 60,067 options to purchase shares of common stock had been forfeited. After the effectiveness of the 2006 stock incentive plan described below, we will grant no further stock options or other awards under the 2001 stock plan.

2006 Stock Incentive Plan

Our 2006 stock incentive plan, which will become effective on the date that the registration statement for this offering is declared effective, was adopted by our board of directors on December 7, 2006 and approved by our stockholders on January 12, 2007. The 2006 stock incentive plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-unit awards. Upon effectiveness of the plan, the number of shares of common stock that will be reserved for issuance under the 2006 stock incentive plan will be 680,000 shares plus the number of shares of common stock equal to the number of shares of common stock then available for issuance under the 2001 stock plan, up to a maximum of 123,215 shares.

Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2006 stock incentive plan; however, incentive stock options may only be granted to our employees. The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2006 stock incentive plan is 200,000 per calendar year.

Our 2006 stock incentive plan is administered by our board of directors. Pursuant to the terms of the 2006 stock incentive plan, and to the extent permitted by law, our board of directors may delegate authority to one or more committees or subcommittees of the board of directors or to our officers. Our board of directors or any committee to whom the board of directors delegates authority selects the recipients of awards and determines:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of the options; and

•	the number of shares of common stock subject to any restricted stock or other stock-unit awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

If our board of directors delegates authority to an officer, the officer has the power to make awards to all of our employees, except to executive officers. Our board of directors will fix the terms of the awards to be granted by such officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such officer may make.

If a merger or other reorganization event occurs, our board of directors may provide that all of our outstanding options are to be assumed or substituted by the successor corporation. Our board of directors may also provide that, in the event the succeeding corporation does not agree to assume, or substitute for, outstanding options, then all unexercised options will become exercisable in full prior to the completion of the event and that these options will terminate immediately prior to the completion of the merger or other reorganization event if not previously exercised. Our board of directors may also provide for a cash out of the value of any outstanding options.

No award may be granted under the 2006 stock incentive plan after December 7, 2016, but the vesting and effectiveness of awards granted before that date may extend beyond that date. Our board of directors may amend, suspend or terminate the 2006 stock incentive plan at any time, except that stockholder approval will be required for any revision that would materially increase the number of shares reserved for issuance, expand the types of awards available under the plan, materially modify plan eligibility requirements, extend the term of the plan or materially modify the method of determining the exercise price of options granted under the plan, or otherwise as required to comply with applicable law or stock market requirements.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate, subject to a 30-day waiting period. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $15,000 in 2006 for certain age groups, and have the amount of the reduction contributed to the 401(k) plan. We are permitted to match employees’ 401(k) plan contributions; however, we have not done so to date.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since May 1, 2003, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, executive officers and 5% stockholders:

Consulting Agreement

In August 1999, we entered into a consulting agreement with Thomas J. Meaney, who became a member of our board of directors in June 2006, for marketing services at a rate of $600 per day of services provided. We paid Mr. Meaney $42,000 in fiscal 2004, $51,000 in fiscal 2005 and $53,000 in fiscal 2006 under this consulting agreement for his services and related expenses. We believe the terms contained in this agreement are comparable to those we would receive from an unaffiliated third party for similar services.

Agreement Relating to Patent Royalties

In November 1993, we entered into an agreement providing for royalty payments to Dr. George W. Taylor, our chief executive officer, Michael Y. Epstein and Joseph R. Burns, whose estate transferred his interests under this agreement to our stockholder, JoAnne E. Burns. The royalty payments are based on revenues from specified piezoelectric technology covered by U.S. patent 4404490 entitled “Power Generation from Waves Near the Surface of Bodies of Water.” Under the agreement, we are obligated to pay to the other parties to this agreement royalties of six percent of license fees received and four percent of product sales and development contract revenues, up to an aggregate amount of $0.9 million. As of April 30, 2006, approximately $0.2 million of royalties had been earned. We made payments of $48,000 in fiscal 2004 under this agreement, and no payments in fiscal 2005 or fiscal 2006. As of January 31, 2007, we have accrued $26,100 in unpaid fees to Dr. Taylor under the terms of this agreement. We are not currently using the technology covered by this patent, and we do not anticipate that any further royalties will be earned under the agreement. We believe the terms contained in this agreement are comparable to those we would receive from an unaffiliated third party for similar technology.

Director Compensation

Please see “Management — Director Compensation” for a discussion of options granted to our non-employee directors.

Executive Compensation and Employment Agreements

Please see “Management — Executive Compensation” and “— Stock Options” for additional information on compensation of our executive officers. Information regarding employment agreements with several of our executive officers is set forth under “Management — Employment Agreements.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of March 31, 2007, by:

•	each of our directors;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

The percentage of shares beneficially owned prior to the offering is based on 5,186,263 shares of our common stock being outstanding as of March 31, 2007. The percentage of shares beneficially owned after the offering is based on 10,186,263 shares of our common stock to be outstanding after this offering, including the 5,000,000 shares of common stock that we are selling in this offering. The underwriters have an option to purchase up to 750,000 additional shares of our common stock to cover over-allotments, including 90,000 additional shares from the selling stockholders. For more information regarding the shares that may be sold by the selling stockholders, see “— Selling Stockholders” below. No other stockholder is participating in the offering. Our shares are traded on the AIM market of the London Stock Exchange, and brokers or other nominees may hold shares of our common stock in “street name” for customers who are the beneficial owners of the shares. As a result, we may not be aware of each person or group of affiliated persons who own more than 5% of our common stock.

For purposes of the table below, and in accordance with the rules of the SEC, we deem shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2007 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the street address of the beneficial owner is c/o Ocean Power Technologies, Inc. 1590 Reed Road, Pennington, NJ 08534. The following table assumes that the underwriters’ over-allotment option is not exercised.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to Offering		After Offering
	Common Stock		Common Stock
Name of Beneficial Owner	Shares	%	Shares	%

Officers and Directors
Dr. George W. Taylor(1)	1,567,332	28.2	1,567,332	14.8
Charles F. Dunleavy(2)	288,486	5.4	288,486	2.8
John A. Baylouny(3)	14,000	*	14,000	*
Mark F. Draper(4)	24,700	*	24,700	*
Sir Eric A. Ash(5)	16,250	*	16,250	*
Thomas J. Meaney	5,448	*	5,448	*
Seymour S. Preston, III(6)	12,936	*	12,936	*
All Executive Officers and Directors as a group (7 individuals)	1,929,152	33.3	1,929,152	17.9
5% Stockholders
JoAnne E. Burns(7)	422,574	8.1	422,574	4.1
RAB Special Situations (Master) Fund Limited(8)	387,000	7.5	387,000	3.8
Henderson Global Investors Limited(9)	267,969	5.2	267,969	2.6

*	represents a beneficial ownership of less than one percent of our outstanding common stock.

(1)	Includes 543 shares held by Princeton Research Associates, Inc. Dr. Taylor is President and a director of Princeton Research Associates. Dr. Taylor disclaims beneficial ownership of the shares held by Princeton Research Associates except to the extent of his pecuniary interest therein. On February 27, 2007, Dr. Taylor exercised options to purchase 15,000 shares of common stock and paid the exercise price of such options ($127,500) by transferring 7,456 shares of common stock held by him to the Company, as permitted by the terms of the applicable option plan. Also includes 321,287 shares owned by JoAnne E. Burns over which Dr. Taylor has sole voting power pursuant to a Voting and First Refusal Agreement between Dr. Taylor and Ms. Burns, dated September 27, 2003 and amended and restated on April 18, 2005. Also includes 377,700 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of March 31, 2007.

(2)	Includes 76,720 shares held by Dunfield Investment Company. Mr. Dunleavy is a Managing Partner of Dunfield Investment Company. Mr. Dunleavy disclaims beneficial ownership of the shares held by Dunfield Investment Company except to the extent of his pecuniary interest therein. Also includes 174,150 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of March 31, 2007.

(3)	Consists of 14,000 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of March 31, 2007.

(4)	Consists of 24,700 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of March 31, 2007.

(5)	Includes 13,250 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of March 31, 2007.

(6)	Includes 8,000 shares of common stock issuable upon the exercise of options that are currently exercisable or exercisable within sixty days of March 31, 2007.

(7)	Includes 321,287 shares owned by JoAnne E. Burns over which Dr. George W. Taylor has sole voting power pursuant to a Voting and First Refusal Agreement between Dr. Taylor and Ms. Burns, dated September 27, 2003 and amended and restated on April 18, 2005.

(8)	Based solely on filings with the SEC, RAB Special Situations (Master) Fund Limited owns 387,000 shares of common stock. William Philip Richards, the fund manager of RAB Special Situations (Master) Fund Limited, owns 10,000 shares.

(9)	Henderson Global Investors Limited is a wholly-owned subsidiary of Henderson Global Investors (Holdings) plc. Henderson Global Investors (Holdings) plc is a wholly-owned subsidiary of Henderson Group plc, a publicly traded company. The board of directors of Henderson Group plc are Rupert Pennant-Rea, Gerald Aherne, Duncan Ferguson, Anthony Hotson, John Roques, Roger Yates and Toby Hiscock.

Selling Stockholders

The stockholders listed in the following table have granted an option to the underwriters to purchase up to an aggregate of 90,000 additional shares of our common stock to cover over-allotments. The following table sets forth for each selling stockholder the number of shares of our common stock subject to the over-allotment option. The information under “Shares Beneficially Owned After Offering” assumes full exercise of the underwriter’s over-allotment option.

		Shares Beneficially		Shares Beneficially
		Owned		Owned
		Prior to Offering		After Offering
	Number of Shares	Common Stock		Common Stock
Name	of Common Stock Offered	Shares	%	Shares	%
JoAnne E. Burns	75,000	422,574	8.1	347,547	3.2
Charles F. Dunleavy	15,000	288,486	5.4	273,486	2.5

Total	90,000	711,060	13.3	621,060	5.6

Ms. Burns owns shares that were transferred to her by the estate of Joseph R. Burns, one of our co-founders. She is not our employee or a member of our board of directors. Mr. Dunleavy is employed as our chief financial officer and senior vice president and is a member of our board of directors.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon our reincorporation in Delaware prior to completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to this offering.

Immediately prior to this offering, our authorized capital stock will consist of 105,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which will be undesignated.

As of April 30, 2006, we had issued and outstanding 5,171,119 shares of common stock, held by 478 stockholders of record. As of January 31, 2007, we had issued and outstanding 5,177,219 shares of common stock, held by 537 stockholders of record. As of January 31, 2007, we also had outstanding options to purchase 1,366,574 shares of common stock at a weighted average exercise price of $14.25 per share.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Authorizing our board of directors to issue preferred stock and determine its rights and preferences has the effect of eliminating delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Anti-Takeover Effects of Delaware Law; Our Certificate of Incorporation and Our Bylaws

Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Removal of Directors

Our certificate of incorporation and our bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

The limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us.

Stockholder Action by Written Consent; Special Meetings

Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our chief executive officer, our president or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered to our secretary a timely written notice in proper form of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

Upon reincorporation in Delaware, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the voting power of our capital stock issued and outstanding and entitled to vote on the matter.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon the completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

Notice of Share Ownership

Our bylaws that will be in effect upon completion of the offering will contain a provision requiring any beneficial owner of three percent or more of our outstanding common stock to notify us of his or her shareholdings, as well as of any change in his or her beneficial ownership of one percent or more of our outstanding common stock. In accordance with the rules of the AIM market, we are required to disclose this information to the AIM market. Our bylaws do not provide for any specific remedy in the event a shareholder does not comply with this provision. We do not intend to make any such information public, unless required by law or the rules of the AIM market, the SEC or The Nasdaq Global Market.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq Market and the AIM market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock in the United States, and a liquid trading market for our common stock in the United States may not develop or be sustained after this offering. Our common stock has been listed on the AIM market of the London Stock Exchange under the symbol “OPT” since October 2003, and we expect that it will continue to be listed on the AIM market after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options or in the public markets after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied for the quotation of our common stock on The Nasdaq Global Market under the symbol “OPTT.”

Upon the completion of this offering, we will have outstanding 10,186,263 shares of common stock (based on 5,186,263 shares of our common stock outstanding as of March 31, 2007). All the shares of common stock sold in this offering will be freely tradable in the United States without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares acquired directly or indirectly from us or any of our affiliates in a transaction or series of transactions not involving a public offering are “restricted securities” under Rule 144. A portion of these restricted securities will be subject to the 180-day lock-up period described below. The balance of our outstanding shares, including the 2,000,000 shares sold in an offering on the AIM market in 2003, are freely tradable without restriction or further registration under the federal securities laws.

These restricted securities and shares held by our affiliates may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 101,862 shares immediately after this offering, and

•	the average weekly trading volume in our common stock on The Nasdaq Global Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Beginning 90 days after the date of this prospectus, 175,279 shares of common stock will be eligible for sale under Rule 144. Upon the expiration of the 180-day lock-up period described below, an additional 1,410,750 shares of common stock will also be eligible for sale under Rule 144.

Rule 144(k)

Shares of our common stock eligible for sale under Rule 144(k) may be sold in the United States immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the completion of this offering, without regard to the volume, manner of sale or availability of public information requirements of Rule 144, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate.

Approximately 3,600,000 shares, or 35%, of our common stock will be eligible for sale under Rule 144(k) immediately upon completion of this offering or under other exemptions.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the various restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, 55,146 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-Up Agreements

Our executive officers and directors and the selling stockholders have agreed that, without the prior written consent of UBS Securities LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc., they will not, during the period ending 180 days after the date of this prospectus, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable for or exercisable for our common stock, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable for common stock.

Stock Options

As of January 31, 2007, we had outstanding options to purchase 1,366,574 shares of common stock, of which options to purchase 1,026,816 shares of common stock were vested as of that date. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and other awards issuable pursuant to our 1994 stock option plan, incentive stock option plan, 2001 stock plan and 2006 stock incentive plan. Please see “Management — Stock Option and Other Compensation Plans” for additional information regarding these plans.

MATERIAL US FEDERAL INCOME AND
ESTATE TAX CONSEQUENCES TO NON-US HOLDERS

The following is a general discussion of the material US federal income and estate tax consequences of the ownership and disposition of our common stock by a non-US holder that acquires common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable US Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. The discussion is limited to non-US holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code — generally, as property held for investment. As used in this discussion, the term “non-US holder” means a beneficial owner of our common stock that is not, for US federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership, including any entity treated as a corporation or partnership for US federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia, other than a partnership treated as foreign under US Treasury regulations;

•	an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source; or

•	a trust (1) if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.

This discussion does not consider:

•	US federal gift tax consequences, or US state or local or non-US tax consequences of an investment in our common stock;

•	specific facts and circumstances that may be relevant to a particular non-US holder’s tax position, including, if the non-US holder is a partnership, that the US tax consequences of holding and disposing of our common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for US federal income tax purposes;

•	the tax consequences for the stockholders or beneficiaries of a non-US holder;

•	all of the US federal tax considerations that may be relevant to a non-US holder in light of its particular circumstances or to non-US holders that may be subject to special treatment under US federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, holders subject to US federal alternative minimum tax, broker-dealers, traders in securities, pension plans and regulated investment companies; or

•	special tax rules that may apply to a non-US holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.

Prospective investors are urged to consult their own tax advisors regarding the US federal, state, local and non-US income and other tax considerations with respect to owning and disposing of shares of our common stock.

Dividends

As previously discussed, we do not anticipate paying dividends on our common stock in the foreseeable future. See “Dividend Policy.” If we make distributions on our common stock, those payments will constitute dividends for US federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under US federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the excess will constitute a return of capital and first reduce the non-US holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

We will have to withhold US federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-US holder, unless the dividend is (1) effectively connected with the conduct of a trade or business of the non-US holder within the United States or (2) if an income tax treaty applies, attributable to a permanent establishment or fixed base of the non-US holder within the United States. Under applicable US Treasury regulations, a non-US holder, including, in certain cases of non-US holders that are entities, the owner or owners of such entities, will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-US holders should consult their tax advisors regarding their entitlement to benefits under any relevant income tax treaty.

Dividends that are effectively connected with a non-US holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base of the non-US holder within the United States, are taxed on a net income basis at the regular graduated US federal income tax rates in the same manner as if the non-US holder were a resident of the United States. In such cases, we will not have to withhold US federal income tax if the non-US holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-US holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, or such successor forms as the Internal Revenue Service, or IRS, designates prior to the payment of dividends. These forms must be periodically updated.

A non-US holder that is eligible for a reduced rate of US federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing with the IRS an appropriate claim for a refund together with the required information.

Gain on Disposition of Common Stock

A non-US holder generally will not be subject to US federal income tax or withholding tax with respect to gain realized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-US holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-US holder in the United States; in these cases, the non-US holder will generally be taxed on its net gain derived from the disposition in the manner and at the regular graduated US federal income tax rates applicable to United States persons, as defined in the Code, and, if the non-US holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-US holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-US holder will be subject to a 30% tax on the gain derived from the disposition, which may be offset by US source capital losses of the non-US holder, if any; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for US federal income tax purposes at any time during the shorter of the five-year period ending on the date of such disposition or the period that the non-US holder held our common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a non-US holder owned directly or indirectly more than 5% of such regularly traded common stock during the shorter of the five-year period ending on the date of disposition or the period that the non-US holder held our common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-US holder owned directly or indirectly more than 5% of our common stock during the period described above or our common stock is not “regularly traded on an established securities market,” then a non-US holder would generally be subject to US federal income tax on its net gain derived from the disposition of our common stock at the regular graduated US federal income tax rates applicable to United States persons, as defined in the Code.

Federal Estate Tax

Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for US federal estate tax purposes, will be included in the individual’s gross estate for US federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and, therefore, may be subject to US federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-US holder the gross amount of the distributions paid to that holder and the tax withheld from those distributions. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those distributions and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-US holder is a resident or incorporated.

Under some circumstances, US Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-US holder that fails to certify its non-US holder status in accordance with applicable US Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. Dividends paid to non-US holders subject to the US withholding tax at a rate of 30%, described above in “Dividends,” generally will be exempt from US backup withholding.

The payment of the proceeds of the sale or other disposition of common stock by a non-US holder effected by or through the US office of any broker, US or non-US, generally will be reported to the IRS and reduced by backup withholding, unless the non-US holder either certifies its status as a non-US holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-US holder effected by or through a non-US office of a non-US broker generally will not be reduced by backup withholding or reported to the IRS, unless the non-US broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock effected by or through a non-US office of a broker that is a US person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-US holder that certifies its status as a non-US holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-US holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-US holder can be refunded or credited against the non-US holder’s US federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-US holders are urged to consult their own tax advisors regarding the application of these rules to them.

The foregoing discussion of US federal income and estate tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective non-US holder of our common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-US tax consequences of the ownership and disposition of our common stock.

UNDERWRITING

We and the selling stockholders are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc. are the joint bookrunners and representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters named below. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase from us the number of shares of common stock listed next to its name in the following table.

Number of
Underwriter	Shares

UBS Securities LLC
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
First Albany Capital Inc.

Total	5,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement such as the receipt by the underwriters of officer’s certificates and legal opinions.

Over-Allotment Option

The underwriters have an option to buy up to 90,000 additional shares of our common stock from the selling stockholders and up to 660,000 additional shares of common stock from us. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares first from the selling stockholders and then from us. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $      per share from the public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to 750,000 additional shares:

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

We will pay the underwriting discounts and commissions on all shares sold by us, and the selling stockholders will pay the underwriting discounts and commissions on any shares sold by them. We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $2.9 million.

No Sales of Similar Securities

We, our executive officers and directors and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc., offer, sell, contract to sell or otherwise dispose of or hedge our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc. may in their sole discretion release some or all of the securities from these lock-up agreements.

These lock-up agreements are subject to certain exceptions. For example, we will be permitted to issue common stock, or securities convertible into or exercisable or exchangeable for our common stock, in connection with any transaction that includes a strategic relationship or any acquisition of assets or acquisition of a majority or controlling portion of the equity of another entity, so long as the recipient of any such common stock or other securities executes and delivers to UBS Securities LLC, Banc of America Securities LLC and Bear, Stearns & Co. Inc. a lock-up agreement and the aggregate amount of common stock or other securities issued in all such transaction does not exceed 5% of the outstanding shares of common stock on a fully diluted basis after giving effect to this offering.

If:

•	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

•	we issue an earnings release or

•	material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period,

then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus three business days after the date on which the issuance of the earnings release or the material news or material event occurs.

Indemnification and Contribution

We and the selling stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

Nasdaq Listing

We have applied to have our common stock listed on The Nasdaq Global Market under the trading symbol “OPTT.”

AIM Market Listing

Our common stock has been listed on the AIM market of the London Stock Exchange since October 2003 under the symbol “OPT.” We will apply to list the shares of common stock being offered by this prospectus on the AIM market, although we cannot assure you that we will maintain the listing of our common stock on the AIM market.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock on The Nasdaq Global Market, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids;

•	syndicate covering transactions; and

•	passive market making.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. In connection with this offering, certain underwriters and selling group members, if any, who are qualified market makers on The Nasdaq Global Market may engage in passive market making transactions in our common stock on The Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq Global Market in the over-the-counter market or otherwise.

Determination Of Offering Price

Prior to this offering, there has been no trading market for our common stock in the United States. Our common stock has been listed on the AIM market of the London Stock Exchange since October 2003 under the symbol “OPT.” The initial public offering price of the common stock being offered by this prospectus will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history of, and prospects for, the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and of us; and

•	the historical trading prices of our common stock on the AIM market, which may not be indicative of prices that will prevail in the trading market for our common stock in the United States.

Affiliations

Certain of the underwriters and their affiliates have in the past provided and may from time to time provide certain commercial banking, financial advisory, investment banking and other services for us for which they were and will be entitled to receive separate fees.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Selling Restrictions

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes this prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date), an offer of shares of our common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to such shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive, provided that no such offer of Securities shall result in a requirement for the publication by the us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the shares of our common stock that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no shares of our common stock have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the shares of our common stock has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom

Each underwriter acknowledges and agrees that:

(i) it has not offered or sold and will not offer or sell shares of our common stock other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of such shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by us;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

  Italy

The offering of shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, each underwriter acknowledges and agrees that the shares of our common stock may not and will not be offered, sold or delivered, nor may or will copies of this prospectus or any other documents relating to the shares of our common stock be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of shares of our common stock or distribution of copies of this prospectus or any other document relating to the shares of our common stock in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as

amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of the shares of our common stock it purchased in the offering occurs in compliance with applicable laws and regulations.

This prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

LEGAL MATTERS

The validity of the common stock we are offering will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, New York, New York. Certain legal matters relating to this offering that are governed New Jersey state law will be passed upon for us by Fox Rothschild LLP, Princeton, New Jersey. Fox Rothschild LLP, Princeton, New Jersey and Morgan, Lewis & Bockius LLP, Princeton, New Jersey are acting as counsel to the selling stockholders in connection with this offering. Davis Polk & Wardwell, New York, New York is counsel for the underwriters in connection with this offering.

EXPERTS

Our consolidated financial statements as of April 30, 2005 and 2006, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report contains an explanatory paragraph that states that we have restated our consolidated statement of cash flows for the year ended April 30, 2005.

Our consolidated financial statements for the year ended April 30, 2004 included in this prospectus and elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 1(b)) appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.

We maintain an Internet website at www.oceanpowertechnologies.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be part of this prospectus.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do not guarantee the accuracy and completeness of their information.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Page

Reports of Independent Registered Public Accounting Firms	F-2
Consolidated Balance Sheets, April 30, 2005 and 2006 and January 31, 2007 (Unaudited)	F-4
Consolidated Statements of Operations, Years ended April 30, 2004, 2005 and 2006 and the nine-month periods ended January 31, 2006 and 2007 (Unaudited)	F-5
Consolidated Statements of Stockholders’ Equity and Comprehensive Loss, Years ended April 30, 2004, 2005 and 2006 and the nine-month period ended January 31, 2007 (Unaudited)	F-6
Consolidated Statements of Cash Flows, Years ended April 30, 2004 (Restated), 2005 (Restated) and 2006 and the nine-month periods ended January 31, 2006 and 2007 (Unaudited)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Public Accounting Firm

When the common stock reverse stock split referred to in Note 14 of the Notes to Consolidated Financial Statements has been consummated, we will be in a position to render the following report.

/s/ KPMG LLP

The Board of Directors and Stockholders
Ocean Power Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2005 and 2006, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2005 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As further discussed in Note 1(b), the Company has restated its consolidated statement of cash flows for the year ended April 30, 2005.

Philadelphia, Pennsylvania
October 30, 2006, except as to Note 14,
which is as of April   , 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ocean Power Technologies, Inc.:

We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows of Ocean Power Technologies, Inc. and subsidiary for the year ended April 30, 2004. These consolidated financial statements are the responsibility of the Company’s management.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Ocean Power Technologies, Inc. and subsidiary for the year ended April 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(b), the Company has restated its consolidated statement of cash flows for the year ended April 30, 2004.

Parsippany, New Jersey
July 20, 2004 (November 8, 2006 as to the effects of the restatement discussed in Note 1(b) and April   , 2007 as to Note 14)

The accompanying financial statements give effect to a 1-for-10 reverse stock split of the common stock of Ocean Power Technologies, Inc. which will be consummated prior to the effective date of the registration statement of which this prospectus is a part. The preceding report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1-for-10 reverse stock split of the common stock of Ocean Power Technologies, Inc. described in Note 14 to the consolidated financial statements and assuming that from July 20, 2004 to the date of such completion no other material events have occurred that would affect the accompanying consolidated financial statements or disclosure therein.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
April 9, 2007

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	April 30,		January 31,
	2005	2006	2007
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$13,584,814	31,957,209	19,622,549
Certificates of deposit	25,202,362	482,156	7,034,603
Accounts receivable	668,424	—	494,673
Unbilled receivables	822,037	211,000	345,418
Other current assets	464,582	331,139	2,232,443

Total current assets	40,742,219	32,981,504	29,729,686
Property and equipment, net	427,613	544,285	439,431
Patents, net of accumulated amortization of $137,693, $157,451 and $172,490 (unaudited), respectively	334,809	372,448	526,443
Other noncurrent assets	91,746	97,901	230,070

Total assets	$41,596,387	33,996,138	30,925,630

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$876,968	242,624	685,897
Accrued expenses	1,891,483	1,726,870	2,724,694
Unearned revenues	16,788	14,405	66,877
Other current liabilities	53,773	111,576	27,496

Total current liabilities	2,839,012	2,095,475	3,504,964
Long-term debt	245,844	233,959	233,959
Deferred rent	—	—	9,472
Deferred credits	675,000	600,000	600,000

Total liabilities	3,759,856	2,929,434	4,348,395

Commitments and contingencies (note 13)
Stockholders’ equity:
Preferred stock, $0.001 par value; authorized 5,000,000 shares; none issued or outstanding	—	—	—
Common stock, $0.001 par value; authorized 105,000,000 shares; issued and outstanding 5,151,221, 5,171,119 and 5,177,219 (unaudited) shares, respectively	5,151	5,171	5,177
Additional paid-in capital	59,423,955	59,725,777	60,731,724
Accumulated deficit	(21,553,242)	(28,632,153)	(34,140,603)
Accumulated other comprehensive loss	(39,333)	(32,091)	(19,063)

Total stockholders’ equity	37,836,531	31,066,704	26,577,235

Total liabilities and stockholders’ equity	$41,596,387	33,996,138	30,925,630

See accompanying notes to consolidated financial statements.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended April 30,			Nine Months Ended January 31,
	2004	2005	2006	2006	2007
				(Unaudited)

Revenues	$4,713,202	5,365,235	1,747,715	1,467,283	1,513,631
Cost of revenues	4,319,850	5,170,521	2,059,318	1,920,980	2,103,108

Gross profit (loss)	393,352	194,714	(311,603)	(453,697)	(589,477)

Operating expenses:
Product development costs	255,958	904,618	4,224,997	2,630,663	4,100,418
Selling, general, and administrative costs	1,745,955	2,553,911	3,190,687	2,168,345	3,083,621

Total operating expenses	2,001,913	3,458,529	7,415,684	4,799,008	7,184,039

Operating loss	(1,608,561)	(3,263,815)	(7,727,287)	(5,252,705)	(7,773,516)
Interest income, net	555,717	1,297,156	1,408,361	1,062,095	1,066,823
Other income (expense)	(3,500,096)	1,545	74,294	75,000	13,744
Foreign exchange gain (loss)	1,585,345	1,507,145	(978,242)	(1,514,630)	1,184,499

Loss before income taxes	(2,967,595)	(457,969)	(7,222,874)	(5,630,240)	(5,508,450)
Income tax benefit	118,119	29,335	143,963	143,963	—

Net loss	$(2,849,476)	(428,634)	(7,078,911)	(5,486,277)	(5,508,450)

Basic and diluted net loss per share	$(0.71)	(0.08)	(1.37)	(1.06)	(1.06)

Weighted average shares used to compute basic and diluted net loss per share	4,037,501	5,135,550	5,162,340	5,158,982	5,174,539

See accompanying notes to consolidated financial statements.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity and Comprehensive Loss

					Accumulated
			Additional		Other
	Common Stock		Paid-In	Accumulated	Comprehensive	Stockholders’
	Shares	Amount	Capital	Deficit	Loss	Equity

Balance, May 1, 2003	3,023,118	$1,327,889	$17,472,327	$(18,275,132)	$(34,299)	$490,785
Net loss	—	—	—	(2,849,476)	—	(2,849,476)
Foreign currency translation adjustment	—	—	—	—	1,371	1,371

Total comprehensive loss						(2,848,105)
Change to $0.001 par value	—	(1,324,866)	1,324,866	—	—	—
Compensation related to stock issued for services	4,979	5	92,345	—	—	92,350
Compensation related to stock option grants issued for services	—	—	311,024	—	—	311,024
Sale of common stock, net of issuance costs (including 17,817 shares issued as fee payment)	2,017,817	2,017	38,305,175	—	—	38,307,192
Stock issued under agreement with AMP Incorporation (now Tyco Electronics)	70,588	71	1,499,929	—	—	1,500,000

Balance, April 30, 2004	5,116,502	5,116	59,005,666	(21,124,608)	(32,928)	37,853,246
Net loss	—	—	—	(428,634)	—	(428,634)
Foreign currency translation adjustment	—	—	—	—	(6,405)	(6,405)

Total comprehensive loss						(435,039)
Compensation related to stock option grants issued to employees	—	—	131,500	—	—	131,500
Compensation related to stock option grants issued for services	—	—	53,174	—	—	53,174
Adjustment for shareholder reduction in shares held	(1,397)	(1)	1	—	—	—
Proceeds from exercise of stock options	36,116	36	233,614	—	—	233,650

Balance, April 30, 2005	5,151,221	5,151	59,423,955	(21,553,242)	(39,333)	37,836,531
Net loss	—	—	—	(7,078,911)	—	(7,078,911)
Foreign currency translation adjustment	—	—	—	—	7,242	7,242

Total comprehensive loss						(7,071,669)
Compensation related to stock option grants issued to employees	—	—	44,000	—	—	44,000
Compensation related to stock option grants issued for services	—	—	85,139	—	—	85,139
Stock issued for amounts received in prior years	2,732	3	49,997	—	—	50,000
Proceeds from exercise of stock options	17,166	17	122,686	—	—	122,703

Balance, April 30, 2006	5,171,119	5,171	59,725,777	(28,632,153)	(32,091)	31,066,704
Net loss (unaudited)	—	—	—	(5,508,450)	—	(5,508,450)
Foreign currency translation adjustment (unaudited)	—	—	—	—	13,028	13,028

Total comprehensive loss (unaudited)						(5,495,422)
Compensation related to stock option grants issued to employees (unaudited)	—	—	881,593	—	—	881,593
Compensation related to stock option grants issued for services (unaudited)	—	—	70,235	—	—	70,235
Proceeds from exercise of stock options (unaudited)	6,100	6	54,119	—	—	54,125

Balance, January 31, 2007 (unaudited)	5,177,219	$5,177	$60,731,724	$(34,140,603)	$(19,063)	$26,577,235

See accompanying notes to consolidated financial statements.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended April 30,			Nine Months Ended January 31,
	2004	2005	2006	2006	2007
	(Restated)	(Restated)		(Unaudited)

Cash flows from operating activities:
Net loss	$(2,849,476)	(428,634)	(7,078,911)	(5,486,277)	(5,508,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Foreign exchange (gain) loss	(1,585,345)	(1,507,145)	978,242	1,514,630	(1,184,499)
Depreciation and amortization	42,005	140,984	233,132	170,477	199,845
Loss on disposal of equipment	—	—	—	—	20,344
Compensation expense related to stock option grants and common stock issuance	403,374	184,674	129,139	—	951,828
Realization of deferred credits	—	—	(75,000)	(75,000)	—
Issuance of shares in connection with settlement agreement with AMP Incorporated (now Tyco Electronics)	1,500,000	—	—	—	—
Deferred rent	—	—	—	—	9,472
Changes in operating assets and liabilities:
Accounts receivable	(46,925)	(621,499)	668,424	631,863	(477,281)
Unbilled receivables	(210,743)	(268,216)	611,037	448,902	(132,737)
Other current assets	(173,610)	(239,274)	161,505	105,439	(1,896,820)
Accounts payable	213,801	404,491	(632,778)	(510,113)	433,568
Accrued expenses	116,433	708,022	(121,840)	(252,598)	983,831
Unearned revenues	263,678	(246,890)	(2,383)	59,681	50,120
Other current liabilities	(87,841)	—	57,803	(27,667)	(85,470)

Net cash used in operating activities	(2,414,649)	(1,873,487)	(5,071,630)	(3,420,663)	(6,636,249)

Cash flows from investing activities:
Purchases of certificates of deposit	(725,329)	(58,050,287)	(62,677,400)	(62,778,856)	(46,889,973)
Maturities of certificates of deposit	710,000	33,573,254	87,397,606	61,812,650	40,337,527
Purchases of equipment	(80,445)	(435,488)	(330,047)	(274,262)	(94,790)
Payments of patent costs	(79,415)	(125,414)	(57,396)	(26,549)	(163,494)
Investments in joint ventures and other noncurrent assets	—	(78,399)	(30,747)	578	(125,696)

Net cash (used in) provided by investing activities	(175,189)	(25,116,334)	24,302,016	(1,266,439)	(6,936,426)

Cash flows from financing activities:
Sale of common stock, net of issuance costs	38,307,192	—	—		—
Proceeds from exercise of stock options	—	233,650	122,703	172,702	54,125

Net cash provided by financing activities	38,307,192	233,650	122,703	172,702	54,125

Effect of exchange rate changes on cash and cash equivalents	1,586,716	1,500,740	(980,694)	(1,508,409)	1,183,890

Net increase (decrease) in cash and cash equivalents	37,304,070	(25,255,431)	18,372,395	(6,022,809)	(12,334,660)
Cash and cash equivalents, beginning of period	1,536,175	38,840,245	13,584,814	13,584,814	31,957,209

Cash and cash equivalents, end of period	$38,840,245	13,584,814	31,957,209	7,562,005	19,622,549

Supplemental disclosure of noncash investing and financing activities:
Issuance of shares in connection with amounts received in prior years	$—	—	50,000	—	—
Issuance of shares to consultant in connection with offering on the AIM market	$378,000	—	—	—	—
Capitalized patent costs financed through accounts payable	$—	—	—	—	5,540

See accompanying notes to consolidated financial statements.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Information as of January 31, 2007 and for the Nine Months Ended
January 31, 2006 and 2007 is unaudited)

(1)	Background

(a)	Organization

Ocean Power Technologies, Inc. (the Company) was incorporated on April 19, 1984 in the State of New Jersey and commenced active operations in 1994. The Company develops and is commercializing proprietary systems that generate electricity by harnessing the renewable energy of ocean waves. The Company markets and sells its products in the United States and internationally.

(b)	Restatement

Subsequent to the issuance of its consolidated financial statements for the years ended April 30, 2005 and 2004, the Company determined that the presentation in the statements of cash flows of the effect of exchange rate changes on cash balances held in foreign currencies was incorrect. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 95, Statement of Cash Flows, the statement of cash flows should report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. Previously, the effect was included in the net cash used in operating activities. In addition, the Company determined that the year ended April 30, 2004 supplemental disclosure of noncash financing activities for the issuance of shares to a consultant was incorrect. As a result, the accompanying consolidated statements of cash flows for the years ended April 30, 2005 and 2004 have been restated from the amounts previously reported. These matters had no impact on the consolidated balance sheet as of April 30, 2005 or the consolidated statements of operations or consolidated statements of stockholders’ equity and comprehensive loss for the years ended April 30, 2004 or 2005. The impact of these matters on the previously issued consolidated statements of cash flows is as follows –

	As previously reported	Adjustment	As restated
For the year ended April 30, 2004
Net cash used in operating activities	$(829,304)	$(1,585,345)	$(2,414,649)
Effect of exchange rate changes on cash and cash equivalents	$1,371	$1,585,345	$1,586,716
Supplemental disclosure of noncash investing and financing activities – issuance of shares to consultant in connection with offering on the AIM market	$178,350	$199,650	$378,000

For the year ended April 30, 2005
Net cash used in operating activities	$(366,342)	$(1,507,145)	$(1,873,487)
Effect of exchange rate changes on cash and cash equivalents	$(6,405)	$1,507,145	$1,500,740

(2)	Summary of Significant Accounting Policies

(a)	Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board (FASB) Interpretation No. 46(R), Consolidation of Variable Interest Entities (FIN 46R), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

(b)	Unaudited Financial Information

The accompanying interim consolidated balance sheet at January 31, 2007, the consolidated statements of operations and cash flows for the nine months ended January 31, 2006 and 2007 and the consolidated

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

statement of stockholders’ equity and comprehensive loss for the nine months ended January 31, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company’s consolidated balance sheet at January 31, 2007, and its results of operations and cash flows for the nine months ended January 31, 2006 and 2007. The results of operations for the nine months ended January 31, 2007 are not necessarily indicative of the results to be expected for the year ending April 30, 2007.

(c)	Use of Estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount of property and equipment and patents; valuation allowances for receivables and deferred income tax assets; and percentage of completion of customer contracts for purposes of revenue recognition. Actual results could differ from those estimates.

(d)	Revenue Recognition

The Company recognizes revenue on government and commercial contracts under the percentage-of-
completion method. The percentage of completion is determined by relating the costs incurred to date to the estimated total costs. The cumulative effects resulting from revisions of estimated total contract costs and revenues are recorded in the period in which the facts requiring revision become known. Upon anticipating a loss on a contract, the Company recognizes the full amount of the anticipated loss in the current period. During the year ended April 30, 2005, the Company recorded a provision of $21,000 related to an anticipated loss on a contract. Reserves related to loss contracts in the amounts of approximately $806,000, $785,000 and $1,270,000 are included in accrued expenses in the accompanying consolidated balance sheets as of April 30, 2005 and 2006 and January 31, 2007, respectively.

Unbilled receivables represent expenditures on contracts, plus applicable profit margin, not yet billed. Unbilled receivables are normally billed and collected within one year. Billings made on contracts are recorded as a reduction of unbilled receivables, and to the extent that such billings exceed costs incurred plus applicable profit margin, they are recorded as unearned revenues.

(e)	Cash Equivalents

Cash equivalents consist of investments in short-term financial instruments with maturities of three months or less from the date of purchase.

(f)	Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives (three to seven years) of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining lease term. Expenses for maintenance and repairs are charged to operations as incurred. Depreciation and amortization expense was $33,762, $112,070 and $213,374 for the years ended April 30, 2004, 2005 and 2006, respectively, and $155,775 and $184,806 for the nine-month periods ended January 31, 2006 and 2007, respectively.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(g)	Foreign Exchange Gains and Losses

The Company has invested in certain certificates of deposit and has maintained cash accounts that are denominated in British pound sterling, Euros and Australian dollars. Such certificates of deposit and cash accounts had a balance of approximately $21,788,000, $16,724,000 and $16,968,000 as of April 30, 2005 and 2006 and January 31, 2007, respectively. Such positions may result in realized and unrealized foreign exchange gains or losses from exchange rate fluctuations, which are included in foreign exchange gain (loss) on the accompanying consolidated statements of operations.

(h)	Patents

External costs related to the filing of patents, including legal and filing fees, are capitalized. Amortization is calculated using the straight-line method over the life of the patents (17 years). Expenses for the development of technology are charged to operations as incurred. Amortization expense was $8,243, $28,914 and $19,758 for the years ended April 30, 2004, 2005 and 2006, respectively, and $14,702 and $15,039 for the nine months ended January 31, 2006 and 2007, respectively. Amortization expense for the next five fiscal years related to amounts capitalized for patents as of April 30, 2006 is estimated to be approximately $20,000 per year.

(i)	Long-Lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, then an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet. The Company reviewed its long-lived assets for impairment in accordance with SFAS No. 144 and determined that no impairment charge was necessary for the years ended April 30, 2004, 2005 or 2006 or the nine months ended January 31, 2006 or 2007.

(j)	Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash balances, bank certificates of deposit and trade receivables. The Company invests its excess cash in highly liquid investments (principally short-term bank deposits) and does not believe that it is exposed to any significant risks related to its cash accounts or certificates of deposit.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The table below shows the percentage of the Company’s revenue derived from significant customers for the periods indicated:

				Nine Months
				Ended
	Years Ended April 30,			January 31,
Customer	2004	2005	2006	2006	2007

US Navy	95%	57%	61%	57%	57%
New Jersey Board of Public Utilities	1%	7%	5%	6%	—
Iberdrola and Total	—	4%	9%	10%	32%
Lockheed Martin	4%	32%	22%	26%	—
US Department of Interior for Department of Homeland Security	—	—	3%	1%	3%
National Institute of Standards and Technologies	—	—	—	—	5%
Australian Greenhouse Office	—	—	—	—	3%

The loss of, or a significant reduction in revenues from, any of these customers could significantly impact the Company’s financial position or results of operations. The Company does not require collateral from its customers.

(k)	Net Loss per Common Share

Basic and diluted net loss per share for all periods presented is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Due to the Company’s net losses, potentially dilutive securities, consisting of outstanding stock options, were excluded from the diluted loss per share calculation due to their anti-dilutive effect.

In computing diluted net loss per share, 1,032,496, 1,116,281, 1,205,030, and 1,366,574 options to purchase shares of common stock were excluded from the computations for the years ended April 30, 2004, 2005 and 2006, and the nine months ended January 31, 2006 and 2007, respectively.

(l)	Stock-Based Compensation

Prior to May 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, to account for its fixed plan stock options. Under this method, compensation expense was recorded only if on the date of grant the market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, for periods through the year ended April 30, 2006, the Company elected to continue to apply the intrinsic-value-based method of accounting described above, and adopted only the disclosure

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

requirements of SFAS No. 123, as amended. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in the periods presented:

	Year Ended April 30,			Nine Months Ended
	2004	2005	2006	January 31, 2006

Net loss, as reported	$(2,849,476)	(428,634)	(7,078,911)	(5,486,277)
Add stock-based employee compensation expense included in reported net loss	171,542	131,500	44,000	—
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards	(2,310,000)	(1,367,000)	(680,000)	(510,000)

Pro forma net loss	$(4,987,934)	(1,664,134)	(7,714,911)	(5,996,277)

Basic and diluted net loss per share, as reported	$(0.71)	(0.08)	(1.37)	(1.06)

Basic and diluted net loss per share, pro forma	$(1.24)	(0.32)	(1.49)	(1.16)

In accordance with SFAS No. 123, as amended by SFAS No. 148, the fair value of option grants is estimated on the date of grant using the Black-Scholes option pricing model for pro forma disclosure purposes with the following weighted-average assumptions used for grants: dividend yield of 0%; risk-free interest rate of 3.4%, 4%, 4.9% and 5% in the years ended April 30, 2004, 2005 and 2006 and the nine months ended January 31, 2006, respectively; an expected option life of 10 years, 8.9 years, 9.3 years and 9.4 years in the years ended April 30, 2004, 2005 and 2006 and the nine months ended January 31, 2006, respectively; and volatility of 85.6%, 80.8%, 72% and 72% in the years ended April 30, 2004, 2005 and 2006 and the nine months ended January 31, 2006, respectively.

On May 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), Share-Based Payment (SFAS No. 123R), which requires that the costs resulting from all share-based payment transactions be recognized in the consolidated financial statements at their fair values. The Company adopted SFAS No. 123R using the modified prospective application method under which the provisions of SFAS No. 123R apply to new awards and to awards modified, repurchased, or canceled after the adoption date. Additionally, compensation cost for the portion of the awards for which the requisite service had not been rendered that were outstanding as of May 1, 2006 will be recognized in the consolidated statements of operations over the remaining service period after such date based on the award’s original estimate of fair value. The aggregate share-based compensation expense recorded in the consolidated statements of operations for the nine months ended January 31, 2007 under SFAS No. 123R was approximately $882,000. The Company would have recorded no share-based compensation expense for the nine months ended January 31, 2007 if it had continued to account for share-based compensation under APB Opinion No. 25. For the nine months ended January 31, 2007, this additional share-based compensation increased the net loss by approximately $882,000 and increased basic and diluted loss per share by approximately $0.17.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Valuation Assumptions for Options Granted During the Nine Months Ended January 31, 2007

The fair value of each stock option granted during the nine months ended January 31, 2007 was estimated at the date of grant using the Black-Scholes option pricing model, assuming no dividends and using the weighted average valuation assumptions noted in the following table. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected life (estimated period of time outstanding) of the stock options granted was estimated by the “simplified” method as prescribed by the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107, Share-Based Payment. Expected volatility was based on historical volatility for a peer group of companies for a period equal to the stock option’s expected life, and calculated on a daily basis.

Risk-free interest rate	5%
Expected dividend yield	0.0%
Expected life	5.5 years
Expected volatility	72.0%

The above assumptions were used to determine the weighted average per share fair value of $8.80 for stock options granted during the nine months ended January 31, 2007.

(m)	Accounting for Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n)	Accumulated Other Comprehensive Loss

The functional currency for the Company’s foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The unrealized gains or losses resulting from such translation are included in accumulated other comprehensive loss within stockholders’ equity.

(o)	Recent Accounting Pronouncements

In June 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which requires entities that voluntarily make a change in accounting principle to apply that change retrospectively to prior periods’ financial statements, unless this would be impracticable. SFAS No. 154 supersedes APB Opinion No. 20, Accounting Changes, which previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principle in the current period’s net income or loss. SFAS No. 154 also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. Another significant change in practice under SFAS No. 154 will be that if an entity changes its method of depreciation, amortization or depletion of long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate effected by a change in accounting principle. Under APB Opinion No. 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Adoption is not expected to have a material effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement method for tax positions taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the effects of FIN 48, but does not expect FIN 48 to have a material effect on its financial position or results of operations.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, or SAB 108. SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 becomes effective during the Company’s 2007 fiscal year. The Company does not expect the adoption of SAB 108 to have a material impact on its consolidated financial statements.

(p)	Reclassifications

Certain amounts in the prior years’ consolidated financial statements have been reclassified to conform to the current year presentation.

(3)	Certificates of Deposit

Certificates of deposit with maturities in excess of 90 days from purchase are summarized as follows:

	Nominal Face		April 30,		January 31,
	Amount	Currency	2005	2006	2007

4.75% due May 26, 2005	5,868,435	GBP	$11,194,039	—	—
2.08% due July 11, 2005	469,789	USD	469,789	—	—
2.90% due July 18, 2005	8,038,548	USD	8,038,548	—	—
4.73% due July 18, 2005	2,883,348	GBP	5,499,986	—	—
3.92% due August 11, 2006	482,156	USD	—	482,156	—
5.43% due April 12, 2007	3,583,598	GBP	—	—	7,034,603

			$25,202,362	482,156	7,034,603

(4)	Property and Equipment

The components of property and equipment are as follows:

	April 30,		January 31,
	2005	2006	2007

Computers and software	$260,698	402,037	487,061
Equipment	335,238	452,448	435,424
Office furniture and equipment	206,766	233,178	239,330
Leasehold improvements	39,358	59,358	59,358

	842,060	1,147,021	1,221,173
Less accumulated depreciation	(414,447)	(602,736)	(781,742)

	$427,613	544,285	439,431

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(5)	Accrued Expenses

Included in accrued expenses at April 30, 2005 and 2006 and January 31, 2007 were contract reserves of approximately $806,000, $785,000 and $1,270,000, respectively, accrued bonuses of approximately $308,000, $353,000 and $176,000, respectively, and accrued vacation expense of approximately $71,000, $84,000 and $62,000, respectively.

(6)	Related-Party Transactions

The Company is obligated to pay royalties to G.W. Taylor, a founding stockholder of the Company; M.Y. Epstein; and the estate of J.R. Burns (stockholders of the Company) related to U.S. patent 4404490 entitled, “Power Generation from Waves Near the Surface of Bodies of Water.” Royalty payments are limited to $925,000 in the aggregate, based on revenues related to certain piezoelectric-technology, if any, on the basis of 6% of future licenses sold and 4% of future product sales and development contracts. Through January 31, 2007, approximately $200,000 of royalties had been earned. During the years ended April 30, 2004, 2005 and 2006 and the nine-month periods ended January 31, 2006 and 2007, no royalties were earned pursuant to these agreements, and no future royalties are expected to be earned. As of April 30, 2005 and 2006 and January 31, 2007, approximately $26,000 was included in other current liabilities related to these agreements.

In August 1999, the Company entered into a consulting agreement with an individual for marketing services at a rate of $600 per day of services provided. The individual became a member of the board of directors in June 2006. Under this consulting agreement, the Company expensed approximately $47,000, $51,000 and $53,000 during the years ended April 30, 2004, 2005 and 2006, respectively, and $40,000 in each of the nine-month periods ended January 31, 2006 and 2007.

Also see Note 8 for an additional related-party transaction.

(7)	Debt

In the year ended April 30, 2000, the Company received an award of $250,000 from the State of New Jersey Commission on Science and Technology for the development of a wave power system that was deployed off the coast of New Jersey. Under the terms of this award, the Company must repay the amount funded, without interest, by January 15, 2012. The amounts to be repaid each year are determined as a percentage of revenues (as defined in the loan agreement) the Company receives that year from its customer contracts that meet criteria specified in the loan agreement, with any remaining amount due on January 15, 2012. Based upon the terms of the award, the Company has repaid approximately $4,000 and is required to repay an additional approximately $12,000 as of April 30, 2006. The total repayment amount of approximately $16,000 reduced the long-term debt balance, and the current payment required was recorded in accrued expenses in the accompanying consolidated balance sheet as of April 30, 2006.

Conversion of Debt and Preferred Stock

On October 14, 1999, a group comprised of three members of the Company’s senior management acting as individuals (the Group) purchased from AMP Incorporated (AMP) the 3,211,100 shares of Series A Preferred Stock owned by AMP, and a convertible promissory note issued by the Company to AMP in 1996. The convertible promissory note had a face amount of $1,684,000 plus unpaid interest of approximately $536,000. On October 14, 1999, the Group converted the Series A Preferred Stock, plus the promissory note and accrued interest, into a total of 460,705 shares of the Company’s common stock in accordance with the terms of those instruments. Also on October 14, 1999, AMP agreed to release all liens on the assets of the Company and to convey to the Company the remaining $320,000 of principal of the convertible promissory note. In consideration, the Company agreed to pay a commission of 3% on sales by the Company through October 14, 2009 of certain piezoelectric products utilizing certain circuitry, the development of which was funded, in part, by AMP’s previous investment in the Company. In addition, the Company agreed to make

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

additional payments to AMP, subject to certain limitations, if prior to October 14, 2004 the Company entered into any of the following transactions: liquidation or dissolution, sale of all or substantially all of its assets, an initial public offering or a merger or other business combination. The maximum total potential payments under all these circumstances, including commissions, was $3,500,000. These future payments were contingent and were not estimable at the time of the agreement.

Following its offering and listing on the AIM market of the London Stock Exchange on October 31, 2003, the Company completed its payment obligations under these agreements. A total of $3,500,000 was paid to AMP, now Tyco Electronics, through the issuance of 70,588 shares of the Company’s common stock, valued at $1,500,000, and payment of $2,000,000 in cash. Such amounts are included in other income (expense) in the consolidated statement of operations for the year ended April 30, 2004.

(8)	Deferred Credits

During the year ended April 30, 2003, the Company entered into an agreement under which the Company received a payment of $75,000, which was included in deferred credits until the earning process was completed. During the year ended April 30, 2006, the earning process was completed, and the nonrefundable payment of $75,000 has been included in other income in the accompanying consolidated statement of operations for the year ended April 30, 2006.

During the year ended April 30, 2001, in connection with the sale of common stock to an investor, the Company received $600,000 from the investor in exchange for an option to purchase up to 500,000 metric tons of carbon emissions credits generated by the Company during the years 2008 through 2012, at a 30% discount from the then-prevailing market rate. This amount has been recorded in deferred credits in the accompanying consolidated balance sheets as of April 30, 2005 and 2006 and October 31, 2006. If by December 31, 2012 the Company does not become entitled under applicable laws to the full amount of emission credits covered by the option, the Company is obligated to return the option fee of $600,000, less the aggregate discount on any emission credits sold to the investor prior to such date. If the Company receives emission credits under applicable laws and fails to sell to the investor the credits up to the full amount of emission credits covered by the option, the investor is entitled to liquidated damages equal to 30% of the aggregate market value of the shortfall in emission credits (subject to a limit on the market price of emission credits).

(9)	Common Stock

On October 31, 2003, the Company completed an offering on the AIM market of the London Stock Exchange by issuing 2,000,000 shares of its common stock for a purchase price of 12.50 pound sterling, or $21.30, per share (the Offering), resulting in net proceeds to the Company of $38,307,192.

During the year ended April 30, 2004, the Company issued 4,979 shares of common stock to vendors for services rendered, and recorded a charge of $92,350 in the accompanying consolidated statement of operations, based on the estimated fair market value of the shares. In addition, the Company issued 17,817 shares of common stock to a financial consultant for services rendered in connection with the Offering, and recorded a charge of $378,000 to additional paid-in capital related to the issuance of those shares.

During the year ended April 30, 2003, the Company sold 3,750 shares of common stock to an investor at a price of $13.30 per share, which was subject to adjustment based on the pricing of future financings, if any, during calendar year 2003. Based on the price at which the Company’s common shares were sold at the time of the Offering, this adjustment, in the form of a reduction of 1,397 shares issued, was resolved and recorded in the year ended April 30, 2005.

During the year ended April 30, 1998, under an agreement with a group of investors, the Company received $50,000 as an advance payment related to a potential future transaction, which was recorded in

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

accrued expenses. During the year ended April 30, 2006, the Company repaid this amount by issuing 2,732 shares of common stock, in accordance with the terms of the agreement.

(10)	Preferred Stock

In September 2003, and in connection with the Offering, the Company’s stockholders authorized 5,000,000 shares of undesignated preferred stock with a par value of $0.001 per share. At April 30, 2005 and 2006 and January 31, 2007, no shares of preferred stock had been issued.

(11)	Stock Options

Prior to August 2001, the Company maintained qualified and nonqualified stock option plans. The Company has reserved 510,155 shares of common stock for issuance under these plans. There are no options available for future grant under these plans as of April 30, 2006.

In August 2001, the Company approved the 2001 Stock Plan, which provides for the grant of incentive stock options and nonqualified stock options. A total of 1,000,000 shares are authorized for issuance under the 2001 Stock Plan. As of April 30, 2006, the Company had issued 694,881 shares and had 301,869 shares of common stock reserved for issuance under the 2001 Stock Plan. Members of the board of directors who are not full-time employees receive an annual option grant to acquire 2,500 shares. The options are granted after the annual meeting of shareholders for the year then ended. Vesting of stock options is determined by the board of directors. The contractual term of these stock options is five years.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Transactions under these option plans are as follows:

		Weighted	Weighted
	Shares Under	Average	Average
	Option	Exercise Price	Fair Value

Outstanding May 1, 2003 (exercisable 687,150)	841,893	$12.50
Forfeited/Expired	(13,600)	18.70
Exercised	—	—
Granted	204,203	17.40	13.60

Outstanding April 30, 2004 (exercisable 880,994)	1,032,496	13.90
Forfeited/Expired	(46,424)	15.00
Exercised	(36,116)	6.47
Granted	166,325	16.49	13.92

Outstanding April 30, 2005 (exercisable 932,138)	1,116,281	14.50
Forfeited/Expired	(74,060)	16.80
Exercised	(17,166)	7.15
Granted	179,975	12.91	10.20

Outstanding April 30, 2006 (exercisable 988,366)	1,205,030	14.19
Forfeited/Expired	(28,476)	14.20
Exercised	(6,100)	8.87
Granted	196,120	13.75	8.80

Outstanding January 31, 2007 (exercisable 1,026,816)	1,366,574	14.25

The total intrinsic value of options exercised during the nine months ended January 31, 2007 was approximately $47,000. The total intrinsic value of outstanding and exercisable options as of January 31, 2007 was approximately $4,700,000 and $3,600,000, respectively. As of January 31, 2007, approximately 306,000 options were expected to vest, which had total intrinsic value of approximately $1,000,000. As of January 31, 2007, there was approximately $2,600,000 of total unrecognized compensation cost related to non-vested stock options granted under the plans. This cost is expected to be recognized over a weighted-average period of 2.9 years. The Company normally issues new shares to satisfy option exercises under these plans.

The following table summarizes information about stock options outstanding at April 30, 2006:

		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$2.70 to $7.70	321,334	4.3	$6.89	311,580	$6.86
$8.50 to $16.70	327,161	6.5	13.32	180,157	13.91
$17.00 to $22.40	556,535	5.1	18.92	496,629	19.04

	1,205,030			988,366

Certain stock options granted during the years ended April 30, 2005 and 2006 were granted to employees with exercise prices less than the fair value of the underlying common stock on the date of grant. Additionally, certain options were granted to consultants. The Company has charged compensation expense of $311,024, $184,674 and $129,139 related to these option grants, which has been included in selling, general, and administrative costs in the accompanying consolidated statements of operations for the years ended April 30, 2004, 2005 and 2006, respectively.

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

(12)	Income Taxes

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and deferred tax liabilities are presented below.

	April 30,		January 31,
	2005	2006	2007

Deferred tax assets:
Federal net operating loss carryforwards	$4,588,000	6,638,000	7,544,000
Foreign net operating loss carryforwards	915,000	1,210,000	1,552,000
Research and development tax credits	295,000	505,000	690,000
Stock compensation	1,426,000	1,478,000	1,722,000
Unrealized foreign exchange loss	103,000	—	16,000
Accrued expenses	322,000	314,000	552,000

Gross deferred tax assets	7,649,000	10,145,000	12,076,000

Deferred tax liabilities:
Property and equipment	(31,000)	(31,000)	(17,000)
Unrealized foreign exchange gain	—	(60,000)	—

Gross deferred tax liabilities	(31,000)	(91,000)	(17,000)

Deferred tax assets valuation allowance	(7,618,000)	(10,054,000)	(12,059,000)

Net deferred tax assets	$—	—	—

Income tax benefit was $118,119, $29,335 and $143,963 for the years ended April 30, 2004, 2005 and 2006, respectively. The effective income tax rate differed from the percentages computed by applying the U.S. Federal income tax rate of 34% to loss before income taxes as a result of the following:

	Years Ended April 30,
	2004	2005	2006

Computed “expected” tax benefit	(34)%	(34)%	(34)%
Increase (reduction) in income taxes resulting from:
State income taxes, net of federal benefit	(6)	(6)	(6)
Federal research and development tax credits	—	(6)	(2)
Sale of state loss carryforwards and tax credits	(4)	(6)	(2)
Non-deductible expenses	1	9	1
Increase in valuation allowance	39	37	41

	(4)%	(6)%	(2)%

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of April 30, 2005 and 2006 and January 31, 2007, based upon the level of historical taxable losses, valuation allowances of $7,618,000, $10,054,000 and $12,059,000, respectively, were recorded in accordance with the provisions of SFAS No. 109.

As of April 30, 2006, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $19,500,000, which begin to expire in 2009. The Company also had federal research and development credit carryforwards of approximately $505,000, which begin to expire in 2012. The Tax Reform Act of 1986 contains provisions that limit the utilization of net operating loss and tax credit carryforwards if

OCEAN POWER TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

there has been an ownership change, as defined. Such an ownership change, as described in Section 382 of the Internal Revenue Code, may limit the Company’s ability to utilize its net operating loss and tax credit carryforwards on a yearly basis. Foreign loss before income taxes was $249,329, $527,974 and $982,934 for the years ended April 30, 2004, 2005 and 2006, respectively. As of April 30, 2006, foreign net operating loss carryforwards were approximately $4,000,000. These losses can be carried forward indefinitely, but the Company’s ability to utilize these carryforwards may be limited in the event of an ownership change.

During the years ended April 30, 2004, 2005 and 2006, the Company sold a portion of its New Jersey state net operating loss carryforwards and research and development credits to a company for net proceeds of $118,119, $29,335 and $143,963, respectively, resulting in the recognition of income tax benefits in the accompanying consolidated statements of operations.

(13)	Commitments and Contingencies

(a)	Operating Lease Commitments

The Company leases office, laboratory and manufacturing space in Pennington, New Jersey and office space in Warwick, United Kingdom under operating leases that expire on various dates through 2013. Rent expense under operating leases was $136,450, $154,731 and $295,089 for the years ended April 30, 2004, 2005 and 2006, respectively, and $213,690 and $251,475 for the nine-month periods ended January 31, 2006 and 2007, respectively. Future minimum lease payments under operating leases as of April 30, 2006 are:

Year ending April 30:
2007	$233,094
2008	228,722
2009	206,859
2010	206,859
2011	206,859
Thereafter	413,719

$1,496,112

(b)	Litigation

The Company is involved from time to time in certain legal actions arising in the ordinary course of business. Management believes that the outcome of such actions will not have a material adverse effect on the Company’s financial position or results of operations.

(14)	Reverse Stock Split

On December 7, 2006, the board of directors approved and recommended to shareholders and on January 12, 2007, the shareholders of the Company approved a one-for-ten reverse stock split, to be effective prior to the Company’s reincorporation in Delaware. All share data shown in the accompanying consolidated financial statements have been retroactively restated to reflect the reverse stock split and the reincorporation.

MANUFACTURING AND INSTALLATION OF THE POWERBUOY SYSTEM SYSTEM INTEGRATION TRANSPORT TO LOCATION TOWAGE TO OCEAN SITE ARTIST RENDERING OF INTEGRATED ARRAY OF POWERBUOY SYSTEMS

Through and including          , 2007 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by the Registrant. All amounts are estimated except the SEC registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount

Securities and Exchange Commission registration fee	$11,500
National Association of Securities Dealers Inc. filing fee	13,150
Nasdaq Stock Market listing fee	100,000
Accountants’ fees and expenses	525,000
Legal fees and expenses	2,000,000
Blue Sky fees and expenses	5,000
Transfer Agent’s fees and expenses	30,000
Printing and engraving expenses	200,000
Miscellaneous	10,000

Total expenses	$2,894,650

Item 14.	Indemnification of Directors and Officers

Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s certificate of incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Registrant’s certificate of incorporation provides that the Registrant will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the Registrant’s best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Registrant’s certificate of incorporation provides that the Registrant will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of the Registrant to procure a judgment in the Registrant’s favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer of the Registrant, or is or was serving, or has agreed to serve, at the Registrant’s request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by the Registrant against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

The Registrant maintains a general liability insurance policy that covers certain liabilities of the Registrant’s directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement the Registrant enters into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, the Registrant, its directors, its officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of common stock issued, and options granted, by the Registrant within the past three years. Also included is the consideration, if any, received by the Registrant for such shares and options and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. The share numbers below reflect the one-for-ten reverse stock split of the Registrant’s common stock, which will become effective prior to this offering.

1. From the period beginning January 31, 2004 through March 31, 2007, the Registrant granted stock options under its stock option plans for an aggregate of 499,343 shares of common stock (net of exercises, expirations and cancellations) at exercise prices ranging from $11.90 to $19.60 per share. Options to purchase 44,383 shares of common stock granted under the Registrant’s stock option plans have been exercised for an aggregate purchase price of $0.4 million.

2. From the period beginning January 31, 2004 through March 31, 2007, the Registrant did not grant stock options outside its stock option plans. Options to purchase 15,000 shares of common stock have been exercised for an aggregate purchase of $40,000.

3. During the year ended April 30, 2004, the Registrant issued 4,979 shares of common stock to vendors for services rendered. In addition, the Registrant issued 17,817 shares of common stock to a financial consultant for services rendered in connection with its offering on the AIM market of the London Stock Exchange.

No general solicitation was made in the United States by either the Registrant or any person acting on the Registrant’s behalf; the securities sold are subject to transfer restrictions; and certificates for the shares contain appropriate legends stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. The securities described in paragraphs 1 and 2 of Item 15 were issued in transactions that were exempt from registration pursuant to Section 4(2) of the Securities Act or Regulation S promulgated thereunder with respect to the securities offered and sold outside the United States to investors who were neither citizens nor residents of the United States.

The issuances of stock options and the shares of common stock issuable upon the exercise of the options as described in paragraphs 2 and 3 of Item 15 were issued pursuant to written compensatory plans or arrangements with the Registrant’s employees, directors and consultants, in reliance on the exemption provided by Section 3(b) of the Securities Act and Rule 701 promulgated thereunder. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

Item 16.	Exhibits

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated by reference herein.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Pennington, New Jersey on the 10th day of April, 2007.

OCEAN POWER TECHNOLOGIES, INC.

By:	/s/ George W. Taylor
Dr. George W. Taylor
Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ George W. Taylor George W. Taylor	Director, Chief Executive Officer (Principal Executive Officer)	April 10, 2007

/s/ Charles F. Dunleavy Charles F. Dunleavy	Director, Chief Financial Officer, Senior Vice President, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	April 10, 2007

* Eric A. Ash	Director	April 10, 2007

* Thomas J. Meaney	Director	April 10, 2007

* Seymour S. Preston III	Director	April 10, 2007

*By: /s/ George W. Taylor George W. Taylor Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Certificate of Incorporation of the Registrant, as amended
3	.2*	Form of Restated Certificate of Incorporation of the Registrant to be effective prior to the offering
3	.3*	Bylaws of the Registrant
3	.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective prior to the closing of the offering
4	.1*	Specimen certificate of common stock
5	.1**	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10	.1+*	Engineering, Procurement and Construction of a Wave Energy Power Plant at ‘‘Punta del Pescador” (Santoña, Spain), dated July 27, 2006, between Iberdrola Energias Marinas de Cantabria, S.A. and Ocean Powers Technologies Limited
10	.2+*	Contract Number N00014-05-C-0384, dated September 20, 2005, between the Office of Naval Research, U.S. Navy and Ocean Power Technologies, Inc., as amended by the Amendment of Solicitation/ Modification of Contract dated March 22, 2007.
10	.3+*	Contract Number N00014-02-C-0053, dated February 8, 2002, between the Office of Naval Research, U.S. Navy and Ocean Power Technologies Inc., as modified.
10	.4*	Option Agreement for Purchase of Emissions Credits, dated November 24, 2000 between Ocean Power Technologies, Inc. and its affiliates and Woodside Sustainable Energy Solutions Pty. Ltd.
10	.5*	1994 Stock Option Plan
10	.6*	Incentive Stock Option Plan
10	.7*	2001 Stock Plan
10	.8*	2006 Stock Incentive Plan
10	.9*	Amended and Restated Voting and Right of First Refusal Agreement, dated April 18, 2005, between Ocean Power Technologies, Inc., George W. Taylor and JoAnne E. Burns
10	.10*	Agreement to Refinance, dated November 14, 1993 between Joseph R. Burns, Michael Y. Epstein, George W. Taylor and Ocean Powers Technologies, Inc.
10	.11*	Employment Agreement, dated October 23, 2003, between Charles F. Dunleavy and Ocean Power Technologies, Inc.
10	.12*	Employment Agreement, dated October 23, 2003, between George W. Taylor and Ocean Power Technologies, Inc.
10	.13*	Consultant Agreement, dated August 1, 1999, between Thomas J. Meaney and Ocean Power Technologies, Inc.
10	.14*	Employment Agreement, dated September 9, 2004, between Mark R. Draper and Ocean Power Technologies Ltd.
10	.15*	Employment Agreement, dated September 30, 2005, between John A. Baylouny and Ocean Power Technologies, Inc.
10	.16*	Lease Agreement, dated August 30, 2005 between Ocean Power Technologies, Inc. and Reed Road Industrial Park LLC #1, as amended on January 27, 2006.
10	.17*	Lease, dated January 15, 2007, between University of Warwick Science Park Innovation Centre Limited and Ocean Power Technologies Ltd.
10	.18+*	Agreement for Renewable Energy Economic Development Grants, dated November 3, 2003, between State of New Jersey Board of Public Utilities and Ocean Power Technologies, Inc.
10	.19+*	Contract for the Development and Application of a Sea Wave Energy Generation System in France, dated as of June 17, 2005, between Iberdrola Energias Renovables II, S.A. Sociedad Unipersonal, Total Energie Development SA, Ocean Power Technologies Ltd. and Ocean Power Technologies, Inc.
10	.20+*	Contract Number DM259735, dated September 17, 2005 between Lockheed Martin Corporation-Maritime Systems and Sensors (MS2) and Ocean Power Technologies, Inc., as modified
10	.21*	Marketing Cooperation Agreement, dated September 9, 2006, between Ocean Power Technologies, Inc. and Lockheed Martin Corporation through its Maritime Systems and Sensors business unit.

Exhibit
Number		Description

16	.1*	Letter from Deloitte and Touche LLP
21	.1*	Subsidiaries of the Registrant
23.1		Consent of KPMG LLP
23.2		Consent of Deloitte and Touche LLP
23	.3**	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1).
24	.1*	Powers of Attorney (included on signature page).

*	Previously filed

**	To be filed by amendment.

+	Confidential treatment requested as to certain portions, which portions have been omitted and filed separately with the Securities and Exchange Commission.